NO ACT

PE
3-31-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


10011705

April 1, 2010

Christopher A. Butner
Assistant Secretary and Managing Counsel
Securities/Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road, T-3180
San Ramon, CA 94583

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 4-1-10

Re: Chevron Corporation

Dear Mr. Butner:

This is in regard to your letter dated March 31, 2010 concerning the shareholder proposal submitted by the Wisconsin Province of the Society of Jesus; the Benedictine Sisters of Boerne, Texas; the Benedictine Sisters of Virginia; the California Province of the Society of Jesus; Catholic Healthcare West; Catholic Health East; the Chicago Province of the Society of Jesus; Creighton University; CHRISTUS Health; Convent Academy of the Incarnate Word; the Detroit Province of the Society of Jesus; the Dominican Sisters of Hope; the Dominican Sisters of Mission San Jose; the Jesuit Fathers of Upper Canada; the Jesuits of the Missouri Province; Loyola University Chicago; Marquette University High School; the Maryland Province of the Society of Jesus; the Benedictine Sisters of Mount St. Scholastica; the Milwaukee Province of the School Sisters of Notre Dame; the Chinese Province of the Society of Jesus; Missionary Oblates of Mary Immaculate; the New England Province of the Society of Jesus; the New Orleans Province of the Society of Jesus; Providence Trust; the New York Province of the Society of Jesus; Rockhurst University; the School Sisters of Notre Dame Cooperative Investment Fund; the School Sisters of Notre Dame of St. Louis; the Congregation of the Sisters of Charity of the Incarnate Word, Houston, Texas; the Sisters of Mercy, Regional Community of Detroit Charitable Trust; the Sisters of St. Dominic, Congregation of the Most Holy Name; the Sisters of St. Francis of Philadelphia; the Sisters of St. Joseph in California; the Congregation of the Sisters of Saint Joseph of Chestnut Hill, Philadelphia; the Sisters of the Holy Cross of Notre Dame, Indiana; the Sisters of the Holy Names of Jesus and Mary U.S.-Ontario Province; the Sisters of the Humility of Mary of Villa Maria, Pennsylvania; the Unitarian Universalist Service Committee; the University of Detroit Mercy; the University of San Francisco; and the University of Scranton for inclusion in Chevron's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Chevron therefore withdraws its January 8, 2010 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Heather L. Maples
Senior Special Counsel

cc: G. Thomas Krettek, S.J.
Provincial
The Wisconsin Province of the Society of Jesus
3400 West Wisconsin Avenue
P.O. Box 080288
Milwaukee, WI 53208-0288

Susan Vickers, RSM
Vice President Community Health
Catholic Healthcare West
185 Berry Street, Suite 300
San Francisco, CA 94107-1739

Kathleen Coll, SSJ
Administrator, Shareholder Advocacy
Treasury MS 222
Catholic Health East
3805 West Chester Pike Ste 100
Newtown Square, PA 19073

Leroy A. Galles
Associate Vice President for Finance
Creighton University
2500 California Plaza
Omaha, NE 68178

Susan Mika, OSB
Benedictine Sisters
285 Oblate Dr.
San Antonio, TX 78216

Rose Marie Stallbaumer
Treasurer
Benedictine Sisters of Mount St. Scholastica
801 S. 8th Street
Atchison, KS 66002

Henry Marie Zimmermann, OSB
Treasurer
Benedictine Sisters of Virginia
Saint Benedict Monastery
9535 Linton Hall Road
Bristow, VA 20136-1217

John P. McGarry, S.J.
Provincial
California Province of the Society of Jesus
300 College Avenue
P. O. Box 519
Los Gatos, CA 95031-00519

Chicago Province of the Society of Jesus
Detroit Province of the Society of Jesus
c/o Timothy P. Kesicki, S.J.
Provincial
2050 North Clark Street
Chicago, IL 60614-4788

Joseph J. Gonzalez
Manager, Community Benefit Services
CHRISTUS Health
2707 North Loop West
Houston, TX 77008

Beatrice A. Reyes
Treasurer
Convent Academy of the Incarnate Word
2930 South Alameda
Corpus Christi, TX 78404-2798

Dominican Sisters of Hope
The Sisters of Mercy, Regional Community of Detroit Charitable Trust
c/o Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
205 Avenue C, #10E
New York, NY 10009-2510

Alicia Lucy
Congregational Treasurer
Dominican Sisters of Mission San Jose
43326 Mission Boulevard
Mission San Jose District
Fremont, CA 94539-5829

Sean T. Q. Agniel
Provincial Assistant for Social and International Ministries
Jesuits of the Missouri Province
4511 West Pine Boulevard
Saint Louis, MO 63108-2191

Jim Webb, S.J.
Provincial Superior
Jesuits in English Canada
43 Queen's Park Crescent East
Toronto, ON M5S 2C3
Canada

Raymond Catania
Chair, Shareholder Advocacy Committee
Loyola University Chicago
Water Tower Campus
820 N. Michigan Avenue
Chicago, IL 60611

Bert A. Duerrmeier
Vice President of Finance
Marquette University High School
3401 W. Wisconsin Avenue
Milwaukee, WI 53208

New York Province of the Society of Jesus
Maryland Province of the Society of Jesus
c/o Mark Hallinan, S.J.
39 East 83rd Street
New York, NY 10028

Timothy P. Dewane
Director
Office of Global Justice & Peace
School Sisters of Notre Dame, Milwaukee Province
13105 Watertown Plank Road
Elm Grove, WI 53122-2291

Sun, Jou-yuan, S.J.
Province Treasurer
Province of China-Society of Jesus
26 Lane 183, 1st Sect., Ho-Ping E. Rd.
P. O. Box 7-471
Taipei 106, Taiwan, R. O. C.

Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate
391 Michigan Avenue, NE
Washington, DC 20017

Myles N. Sheehan, S.J.
Provincial
New England Province of Jesuits
85 School Street
Watertown, MA 02472-4251

Mary Ann Baudouin
Assistant for Social Ministries
New Orleans Province of the Society of Jesus
710 Baronne Street, Suite B
New Orleans, LA 70113-1064

Ramona Bezner
Providence Trust
515 SW 24th Street
San Antonio, TX 78207-4619

Kevin Cullen, S.J.
Vice President for Mission & Ministry
Rockhurst University
1100 Rockhurst Road
Kansas City, MO 64110-2561

Ethel Howley, SSND
Social Responsibility Resource Person
School Sisters of Notre Dame Cooperative Investment Fund
345 Belden Hill Road
Wilton, CT 06897

Linda Jansen, SSND
Provincial Treasurer
School Sisters of Notre Dame, St. Louis Province
320 East Ripa Avenue
St. Louis, MO 63125-2897

Lillian Anne Healy, CCVI
Director of Corporation Social Responsibility
Congregation of the Sisters of Charity of the Incarnate Word
P. O. Box 230969
6510 Lawndale
Houston, TX 77223-0969

Margaret Diener, OP
Chair, Socially Responsible Investment Committee
Sisters of St. Dominic
Congregation of the Most Holy Name
1520 Grand Avenue
San Rafael, CA 94901-2236

Nora M. Nash, OSF
Director, Corporate Social Responsibility
The Sisters of St. Francis of Philadelphia
Office of Corporate Social Responsibility
609 South Convent Road
Aston, PA 19014-1207

Catherine Marie Kreta, CSJ
Justice Coordinator
Sisters of St. Joseph of Carondelet
Carondelet Center
11999 Chalon Road
Los Angeles, CA 90049-1524

Anne P. Myers SSJ
Sisters of Saint Joseph
Mount Saint Joseph Convent
9701 Germantown Avenue
Philadelphia, PA 19118

Ann Oestreich, IHM
Congregation Justice Coordinator
Sisters of the Holy Cross
400 Bertrand Annex – Saint Mary's
Notre Dame, IN 46556-5018

Mary Ellen Holohan, snjm
Treasurer
Sisters of the Holy Names of Jesus and Mary
U.S.- Ontario Administrative Centre
P.O. Box 398
Marylhurst, OR 97036

Dolores Bourquin HM
Sisters of the Humility of Mary
Villa Maria Community Center
Villa Maria, PA 16155

Constance Kane
Vice President and Chief Operating Officer
Unitarian Universalist Service Committee
689 Massachusetts Avenue
Cambridge, MA 02139-3302

Gerard L. Stockhausen, S.J. Ph.D.
President
University of Detroit Mercy
4001 W. McNichols Road
Detroit, MI 48221-3038

Stacy Lewis
Assistant Treasurer
University of San Francisco
2130 Fulton Street
San Francisco, CA 94117-1080

Scott R. Pilarz, S.J.
President
The University of Scranton
Scranton, PA 18510-4622

Co-filer Correspondence



Christopher A. Butner
Assistant Secretary &
Managing Counsel,
Securities/
Corporate Governance

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road
T-3180
San Ramon, CA 94583
Tel: 925-842-2796
Fax: 925-842-2846
Email: cbutner@chevron.com

VIA EMAIL (shareholderproposals@sec.gov)

March 31, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Chevron Corporation
Stockholder Proposal of Wisconsin Province of the Society of Jesus
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

The stockholder proposal submitted by the Wisconsin Province of the Society of Jesus and forty-one co-filers for inclusion in the Chevron Corporation definitive proxy materials for the 2010 annual meeting of stockholders has been withdrawn, as evidenced by the withdrawal letters attached hereto. Accordingly, Chevron hereby withdraws its request, made by letter dated January 8, 2010, of the Staff for no-action relief with respect to the proposal. Please do not hesitate to contact me if you have any questions. Thank you.

Sincerely yours,

Christopher A. Butner
Assistant Secretary and Managing Counsel
Securities/Corporate Governance

Enclosures

cc: Lydia I. Beebe, Chevron Corporation
R. Hewitt Pate, Chevron Corporation
Anna Bradley, U.S. Jesuit Conference (abradley@jesuit.org)



CONGREGATION
of the
SISTERS of CHARITY of the INCARNATE WORD
P.O. BOX 230969 • 6510 LAWNDALE • HOUSTON, TEXAS 77223-0969
(713) 928-6053 • (713) 921-2949 FAX

March 30, 2010

Mr. David O' Reilly
Chairman and CEO
Chevron Corporation
6001 Bolliger Canyon Road
San Ramon, CA 94583-2324

VIA FAX: 925-842-3530

Dear Mr. O'Reilly,

The Congregation of the Sisters of Charity of the Incarnate Word, Houston wishes to withdraw the shareholder resolution on Human Rights submitted to Cheveron Corporation for the 2010 annual meeting, and hereby, notify the corporation of this decision.

Sincerely,

Sister Lillian Anne Healy, CCVI
Director of Corporation Social Responsibility

JC

Cc: Ms. Anna Bradley
Jesuit Conference
1016 16th Street NW, Suite 400
Washington, DC 20036

From: Butner, Christopher A (CButner) [CButner@chevron.com]
Sent: Monday, March 29, 2010 1:55 PM
To: shareholderproposals
Cc: abradley@jesuit.org
Subject: No Action Letter Request
Attachments: Document.pdf

This is to notify you that the hard copy of Chevron Corporation's no action request relating to the stockholder proposal of the Wisconsin Province of the Society of Jesus and certain co-filers inadvertently included as a co-filer a letter and proposal from Unitarian Universalist Association of Congregations ("UUA"). We are not seeking no action relief with respect to the proposal of UUA. Please let me know if you have any questions. Thank you.

Christopher A. Butner
Assistant Secretary & Managing Counsel,
Securities/Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583
(925) 842-2796--Direct
(415) 238-1172--Cell
(925) 842-2846--Fax

-----Original Message-----
From: Butner, Christopher A (CButner)
Sent: Friday, January 08, 2010 2:12 PM
To: 'shareholderproposals@sec.gov'; abradley@jesuit.org
Subject: No Action Letter Request

Please see the attached no action letter request. Thank you.

Christopher A. Butner
Assistant Secretary & Managing Counsel,
Securities/Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583
(925) 842-2796--Direct
(415) 238-1172--Cell
(925) 842-2846--Fax


UNIVERSITY
OF DETROIT
MERCY

Office of the President

March 29, 2010

sent via facsimile
(925) 842-2846

Mr. Christopher A. Butner,
Assistant Secretary
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

Dear Mr. Butner:

As you know, University of Detroit Mercy is a co-sponsor of the shareholder proposal on human rights submitted to Chevron Corporation by the Wisconsin Province of the Society of Jesus. We applaud the adoption by Chevron of its new human rights policy (even though we believe that it can be improved). In light of that new policy, and the commitment by Chevron to continue dialogue on the matter, we hereby withdraw our shareholder proposal.

We believe a comprehensive, transparent and verifiable human rights policy will help strengthen Chevron's human rights efforts and protect shareholder value. It will establish Chevron as a leader in human rights with the rewards which accrue to the partner of choice.

Very truly yours,

Gerard L. Stockhausen, S.J. Ph.D.
President

4001 W. McNichols Road
Detroit, Michigan 48221-3038

THE UNIVERSITY OF
SCRANTON
A JESUIT UNIVERSITY

OFFICE OF THE PRESIDENT

March 26, 2010

Mr. Christopher A. Butner
Assistant Secretary
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

Dear Mr. Butner:

As you know the University of Scranton is a co-sponsor of the shareholder proposal on human rights submitted to Chevron Corporation by the Wisconsin Province of the Society of Jesus. We applaud the adoption by Chevron of its new human rights policy (even through we believe that it can be improved). In light of that new policy, and the commitment by Chevron to continue dialogue on the matter, we hereby withdraw our shareholder proposal.

Sincerely,



Rev. Scott R. Pilarz, S.J.
President

/rmc

SCRANTON, PENNSYLVANIA 18510-4622
(570) 941-7500 • FAX: (570) 941-5926


School Sisters of Notre Dame
Milwaukee Province

Office of Global Justice & Peace
13105 Watertown Plank Road
Elm Grove, WI. 53122-2291
Phone: (262) 787-1023 Fax: (262) 754-0826
www.ssnd-milw.org

March 26, 2010

Mr. Christopher A. Butner
Assistant Secretary
Chevron Corporation FAX #: (925) 842-2846
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Re: Human Rights Policies Shareholder Resolution

Dear Mr. Butner:

As you know the School Sisters of Notre Dame-Milwaukee Province is a co-sponsor of the shareholder proposal on human rights submitted to Chevron Corporation by the Wisconsin Province of the Society of Jesus. We applaud the adoption by Chevron of its new human rights policy (even though we believe that it can be improved). In light of that new policy, and the commitment by Chevron to continue dialogue on the matter, we hereby withdraw our shareholder proposal.

Sincerely,

Timothy P. Dewane, Director
Office of Global Justice & Peace

Cc: Anna Bradley

Missionary Oblates of Mary Immaculate

Justice & Peace / Integrity of Creation Office, United States Province



March 26, 2010

Mr. Chris Butner
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583- 2324

FAX: 925-842-2846

Dear Mr. Butner:

This to let you know that the Missionary Oblates of Mary Immaculate will withdraw the resolution we co-filed with the U.S. Jesuit Conference concerning Human Rights – Develop and Adopt Policy in December 2009.

Please do not hesitate to contact me if you have any questions on this.

Sincerely,

Rev. Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

391 Michigan Avenue, NE • Washington, DC 20017 • Tel: 202-529-4505 • Fax: 202-529-4572
Website: www.omiusajpic.org

Providence Trust

515 SW 24th Street San Antonio, TX 78207-4619

March 26, 2010

To whom it may concern:

This is to confirm the statement I made to Chevron by phone this morning at approximately 10:45 a.m.: Providence Trust withdraws the proposal made to Chevron.

Sincerely,

Sister Ramona Bezner

Sister Ramona Bezner

Providence Trust

Chevron FAX: 925 842 2846

Sisters of Saint Joseph
Mount Saint Joseph Convent
9701 Germantown Avenue
Philadelphia, PA 19118

March 26, 2010

Mr. Christopher A. Butner
Assistant Secretary
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

Dear Mr. Butner:

As you know the Sisters of Saint Joseph of Chestnut Hill, Philadelphia is a co-sponsor of the shareholder proposal on human rights submitted to Chevron Corporation by the Wisconsin Province of the Society of Jesus. We applaud the adoption by Chevron of its new human rights policy (even though we believe that it can be improved). In light of that new policy, and the commitment by Chevron to continue dialogue on the matter, we hereby withdraw our shareholder proposal.

Sincerely,



Sister Anne P. Myers SSJ



Water Tower Campus
820 N. Michigan Avenue | Chicago, Illinois 60611
Phone 312.915.6000

VIA FACSIMILE: 925-842-2846

March 22, 2010

Mr. Christopher A. Butner
Assistant Secretary
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

Re: Follow-up to Shareholder Proposal for 2010 Annual Meeting

Dear Mr. Butner:

We have been informed by Ms. Anna Bradley, Consultant for Socially Responsible Investing - Jesuit Conference, that the Chevron Corporation has adopted a new human rights policy.

Ms. Bradley has also informed our Committee that, based on the adoption of the human rights policy and our company's commitment to continue dialogue on the matter, the Wisconsin Province of the Society of Jesus, as lead filer, has decided to withdraw its shareholder proposal on human rights. As part of these engagements, we are writing to formally withdraw our co-filing of the same shareholder resolution. We do hope, however, that our company will consider further enhancement of the new policy.

We appreciate Chevron Corporation's responsiveness and willingness to converse with the shareholders about their concerns. Equally, we greatly appreciate our company's commitment in its initiatives regarding human rights.

Sincerely,



Raymond Catania
Chair, Shareholder Advocacy Committee
RC/ecl

cc: Anna Bradley, Consultant for Socially Responsible Investing - Jesuit Conference
Interfaith Center on Corporate Responsibility Staff
Eric Jones, Assistant Treasurer-Loyola University Chicago


CSJ

Sisters of St Joseph of Carondelet

Carondelet Center ❖ 11999 Chalon Road ❖ Los Angeles, CA 90049-1524 ❖ 310-889-2100 ❖ Fax 310-476-8735

March 19, 2010

Mr. Christopher A. Butner
Assistant Secretary
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

FAX #: (925) 842-2846

Dear Mr. Butner:

As you know, the Sisters of St. Joseph in California, is a co-sponsor of the shareholder proposal on human rights submitted to Chevron Corporation by the Wisconsin Province of the Society of Jesus. We applaud the adoption by Chevron of its new human rights policy (even though we believe that it can be improved). In light of that new policy, and the commitment by Chevron to continue dialogue on the matter, we hereby withdraw our shareholder proposal.

Sincerely,

Sister Catherine Marie Kreta, CSJ

Sister Catherine Marie Kreta, CSJ
Justice Coordinator


USF
UNIVERSITY of
SAN FRANCISCO

Vice President
Office of Business and Finance
2130 Fulton Street
San Francisco, CA 94117-1080
TEL 415 422-6522
FAX 415 422-5855

March 17, 2010

Mr. Christopher A. Butner,
Assistant Secretary
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583
FAX #: (925) 842-2846

Dear Mr. Butner:

As you know, the University of San Francisco is a co-sponsor of the shareholder proposal on human rights submitted to Chevron Corporation by the Wisconsin Province of the Society of Jesus. We applaud the adoption by Chevron of its new human rights policy (even though we believe that it can be improved). In light of that new policy, and the commitment by Chevron to continue dialogue on the matter, we hereby withdraw our shareholder proposal.

Sincerely,

Stacy Lewis

Stacy Lewis
Assistant Treasurer

JESUITS
CALIFORNIA PROVINCE

Provincial Office
California Province of the Society of Jesus
300 College Avenue
P.O. Box 519
Los Gatos, CA 95031-00519
408-884-1600 t 408-884-1601 f
www.jesuitscalifornia.org

Mr. Christopher A. Butner,
Assistant Secretary
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

March 15, 2010

Dear Mr. Butner:

As you know, the California Province of the Society of Jesus is a co-sponsor of the shareholder proposal on human rights submitted to Chevron Corporation by the Wisconsin Province of the Society of Jesus. We applaud the adoption by Chevron of its new human rights policy, and look forward to ongoing dialogue with you regarding implementation and improvement.

In light of that new policy, and the commitment by Chevron to continue dialogue on the matter, we hereby withdraw our shareholder proposal.

Sincerely,



Rev. John P. McGarry, S.J.
Provincial



School Sisters of Notre Dame Cooperative Investment Fund

345 Belden Hill Road

Wilton, CT 06897

March 15, 2010

Mr. Christopher A. Butner, Assistant Secretary
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

Dear Mr. Butner:

As you know the *School Sisters of Notre Dame Cooperative Investment Fund* is a co-sponsor of the shareholder proposal on human rights submitted to Chevron Corporation by the Wisconsin Province of the Society of Jesus. We applaud the adoption by Chevron of its new human rights policy (even though we believe that it can be improved). In light of that new policy, and the commitment by Chevron to continue dialogue on the matter, we hereby withdraw our shareholder proposal.

I look forward to ongoing dialogue with our corporation, Chevron, concerning its newly formed human rights policy. My best wishes are with you during the preparations for our annual meeting.

Sincerely,

Ethel Howley, SSND

Sister Ethel Howley, SSND
Social Responsibility Resource Person



ROCKHURST
A Jesuit University

FAX # (925) 842-2846

March 11, 2010

Mr. Christopher A. Butner
Assistant Secretary
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Dear Mr. Butner:

As you know, Rockhurst University, one of the 28 Jesuit Colleges and Universities of the United States, is a co-sponsor of the shareholder proposal on human rights submitted to Chevron Corporation by the Wisconsin Province of the Society of Jesus. We applaud the adoption by Chevron of its new human rights policy, and we hope that the said policy will continue to be improved. In light of this new policy, and with a renewed commitment by Chevron to continue the dialogue on this matter of human rights, we hereby withdraw our shareholder proposal.

I copy Ms. Anna Bradley regarding our withdrawal of our proposal. She can be reached by email at: abradley@jesuit.org or by post at the U.S. Jesuit Conference, 1016 16th Street N.W. Suite #400, Washington, DC 20036.

We believe a comprehensive, transparent and verifiable human rights policy will help strengthen Chevron's human rights efforts and protect shareholder value. This new policy will help Chevron grow as a leader in human rights.

Sincerely,

Kevin Cullen, SJ

Rev. Kevin Cullen, S.J.
Vice President for Mission & Ministry

Mr. Guy Swanson
Vice President for Finance & Administration

cc: ICCR filers and staff
Mr. Sean Agniel, Provincial Assistant of the Missouri Province

Office of Mission and Ministry
1100 Rockhurst Road | Kansas City, Mo 64110-2561 | Phone 816-501-4599 | Fax 816-501-4584
www.rockhurst.edu


DOMINICAN
SISTERS
SAN RAFAEL CALIFORNIA

SISTERS of ST. DOMINIC
CONGREGATION of the MOST HOLY NAME

1520 Grand Avenue
San Rafael, CA 94901-2236
(415) 453-8303 FAX (415) 453-8367

March 8, 2010

Mr. Christopher A. Butner
Assistant Secretary
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

Dear Mr. Butner:

As you know, the Dominican Sisters of San Rafael are co-filers of the shareholder proposal on human rights submitted to Chevron Corporation by the Wisconsin Province of the Society of Jesus. We applaud the adoption by Chevron of its new human rights policy. In light of that new policy, and the commitment by Chevron to continue dialogue on the matter, we hereby withdraw our shareholder proposal.

Sincerely,

Margaret Diener, OP

Sister Margaret Diener, OP
Chair, Socially Responsible Investment Committee

Cc: JOLT
Ms. Anna Bradley


DOMINICAN
SISTERS
OF MISSION SAN JOSE

March 7, 2010

Mr. Christopher A. Butner,
Assistant Secretary
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583
BY FAX #: (925) 842-2846

Dear Mr. Butner:

As you know, the Dominican Sisters of Mission San Jose is a co-sponsor of the shareholder proposal on human rights submitted to Chevron Corporation by the Wisconsin Province of the Society of Jesus. We applaud the adoption by Chevron of its new human rights policy. In light of that new policy, and the commitment by Chevron to continue dialogue on the matter, we hereby withdraw our shareholder proposal. .

Sincerely,

Sister Alicia Lucy

Sister Alicia Lucy
Congregational Treasurer
Dominican Sisters of Mission San Jose

Cc: JOLT
Ms. Anna Bradley

43326 Mission Boulevard, Mission San Jose District, Fremont, California 94539-5829 • Telephone 510/657-2468 • Fax 510/657-1734



Benedictine Sisters

285 Oblate Dr.
San Antonio, TX 78216

210-348-6704 phone
210-348-6745 fax

March 4, 2010

Mr. Christopher A. Butner
Assistant Secretary
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94483

Fax number: (925) 842-2846

Dear Mr. Butner:

The Benedictine Sisters of Boerne, Texas are a co-sponsor of the 2010 shareholder proposal on human rights submitted to Chevron Corporation by the Wisconsin Province of the Society of Jesus.

We applaud the adoption by Chevron of its new human rights policy. We firmly believe that it can be improved. In light of that new policy, and the commitment by Chevron to continue dialogue on the matter, we hereby withdraw our shareholder proposal.

We look forward to the next dialogue on this.

Sincerely,

Sr. Susan Mika

Sr. Susan Mika, OSB

天主教中華區耶穌會

PROVINCE OF CHINA-SOCIETY OF JESUS

台北市和平東路一段一八三巷廿六號

FAX: 886-2-23417961

26. LANE 183, 1ST SECT. HO-PING E. RD.
P. O. BOX 7-471
TAIPEI 106, TAIWAN, R. O. C.
TEL : (02)23212442, 23212443

March 3, 2010

Mr. Christopher A. Butner
Assistant Secretary
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

FAX #: (925) 842-2846

Dear Mr. Butner:

As you know the Chinese Province of the Society of Jessus is a co-sponsor of the shareholder proposal on human rights submitted to Chevron Corporation by the Wisconsin Province of the Society of Jesus. Please note that the stock portfolio of the Chinese Province is registered under the name Mission Du Kiangnan. We applaud Chevron's adoption of the new Human Rights Policy 520. We look forward to continued dialogue with Chevron regarding the implementation of the policy and areas that the policy might be strengthened. In light of the new policy, and the commitment by Chevron to continued dialogue, we hereby withdraw our shareholder proposal.

Sincerely yours,



Sun, Jou-yuan, S.J.
Province Treasurer

OUR MISSION "To Extend the Healing Ministry of Jesus Christ"



March 12, 2010

VIA FACSIMILE (925) 842-2846

Mr. Christopher A. Butner,
Assistant Secretary
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

Dear Mr. Butner:

As you know CHRISTUS Health is a co-sponsor of the shareholder proposal on human rights submitted to Chevron Corporation by the Wisconsin Province of the Society of Jesus. We applaud the adoption by Chevron of its new human rights policy (even though we believe that it can be improved). In light of that new policy, and the commitment by Chevron to continue dialogue on the matter, we hereby withdraw our shareholder proposal.

Sincerely,



Joseph J. Gonzalez
Manager, Community Benefit Services

JJG/rsv

2707 North Loop West | Houston | TX 77008
Tel 281.936.3000

Creighton
UNIVERSITY

Vice President for Administration and Finance

March 2, 2010

Mr. Christopher A. Butner
Assistant Secretary
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

Dear Mr. Butner:

Creighton University, a Catholic Jesuit university, was a co-sponsor of the shareholder proposal on human rights submitted to Chevron Corporation by the Wisconsin Province of the Society of Jesus.

We want to thank Chevron's for its adoption of the new Human Rights Policy 520. In light of the new policy and the commitment by Chevron to continued dialogue, we hereby withdraw our shareholder proposal.

We look forward to corresponding with Chevron regarding the implementation of the policy and regarding areas where the policy might be strengthened.

Sincerely,



Leroy A. Galles
Associate Vice President for Finance

2500 California Plaza • Omaha, Nebraska 68178 • phone: 402.280.2131 • fax: 402.280.5780



Chicago Province

2050 North Clark Street • Chicago, Illinois 60614-4788
(773) 975-6363 • (773) 975-0230 FAX
chgprov@jesuits-chi.org • www.jesuits-chi.org



Detroit Province

7303 West Seven Mile Road • Detroit, Michigan 48221-2121
(313) 861-7500 • (313) 861-4230 FAX
detprov@jesuits-det.org • www.jesuitdet.org

March 2, 2010

Mr. Christopher A. Butner,
Assistant Secretary
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

Dear Mr. Butner:

As you know, the Detroit Province of the Society of Jesus is a co-sponsor of the shareholder proposal on human rights submitted to Chevron Corporation by the Wisconsin Province of the Society of Jesus. We applaud the adoption by Chevron of its new human rights policy (even though we believe that it can be improved).

In light of that new policy, and the commitment by Chevron to continue dialogue on the matter, we hereby withdraw our shareholder proposal.

We look forward to the participating in the dialogue to improve this policy and to our continued investment in Chevron with ever greater confidence.

Sincerely,

Timothy P. Kesicki, S.J.

Rev. Timothy P. Kesicki, S.J.
Provincial
Detroit Province of the Society of Jesus

cc: ICCR filers and staff
Silvia Garrigo, Manager, Global Issues and Policy, Government and Public Affairs



JESUITS IN ENGLISH CANADA
43 Queen's Park Crescent East + Toronto ON M5S 2C3 + Canada
Website: www.jesuits.ca

OFFICE OF THE PROVINCIAL
Tel: 416-962-4500
Fax: 416-962-4501
E-mail: jwebb@jesuits.ca

March 2, 2010

Mr. Christopher A. Butner
Assistant Secretary
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon CA 94583
U S A

Fax: (925) 842-2846

Dear Mr. Butner:

As you know the Jesuit Fathers of Upper Canada is a co-sponsor of the shareholder proposal on human rights submitted to Chevron Corporation by the Wisconsin Province of the Society of Jesus. We applaud the adoption by Chevron of its new human rights policy (even though we believe that it can be improved). In light of that new policy, and the commitment by Chevron to continue dialogue on the matter, we hereby withdraw our shareholder proposal.

Sincerely,

Jim Webb, S.J.
Provincial Superior



Mount St. Scholastica

Benedictine Sisters

March 2, 2010

Mr. Christopher A. Butner
Assistant Secretary
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

Dear Mr. Butner:

As you know, the Benedictine Sisters of Mount St. Scholastica is a co-sponsor of the shareholder proposal on human rights submitted to Chevron Corporation by the Wisconsin Province of the Society of Jesus. We applaud the adoption by Chevron of its new human rights policy (even though we believe that it can be improved). In light of that new policy, and the commitment by Chevron to continue dialogue on the matter, we hereby withdraw our shareholder proposal.

Sincerely,

Rose Marie Stallbaumer, OSB
Treasurer

Cc: Anna C. Bradley
Consultant for Socially Responsible Investing
Jesuit Conference

801 S. 8TH STREET ATCHISON, KS 66002 913.360.6200 FAX 913.360.6190
www.mountosb.org


uusc

March 2, 2010

Mr. Christopher A. Butner
Assistant Secretary
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

Dear Mr. Butner:

As you know, the Unitarian Universalist Service Committee is a co-sponsor of the shareholder proposal on human rights submitted to Chevron Corporation by the Wisconsin Province of the Society of Jesus.

We applaud the adoption by Chevron of its new human-rights policy (even though we believe that it can be improved). In light of that new policy, and the commitment by Chevron to continue dialogue on the matter, we hereby withdraw our shareholder proposal.

We look forward to early conversations with the members of your team who will be implementing this new human-rights policy.

Sincerely,

Constance Kane /KW

Constance Kane

Vice President and Chief Operating Officer

UNITARIAN UNIVERSALIST SERVICE COMMITTEE
689 Massachusetts Avenue • Cambridge, MA 02139-3302 • 617-868-6600 • fax: 617-868-7102
www.uusc.org


C
S
P
B

Benedictine Sisters of Virginia

Saint Benedict Monastery • 9535 Linton Hall Road • Bristow, Virginia 20136-1217 • (703) 361-0106

March 1, 2010

Mr. Christopher A. Butner,
Assistant Secretary
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

Dear Mr. Butner:

As you know the Benedictine Sisters of Virginia is a co-sponsor of the shareholder proposal on human rights submitted to Chevron Corporation by the Wisconsin Province of the Society of Jesus. We applaud the adoption by Chevron of its new human rights policy (even though we believe that it can be improved.) In light of that new policy, and the commitment by Chevron to continue dialogue on the matter, we hereby withdraw our shareholder proposal.

Sincerely,

Sister Henry Marie Zimmermann, OSB

Sister Henry Marie Zimmermann, OSB
Treasurer



CATHOLIC HEALTH EAST

Treasury MS 222
Catholic Health East
3805 West Chester Pike Ste 100
Newtown Square, PA 19073
610-355-2035
kcoll@che.org

FAX #: (925) 842-2846

March 1, 2010

Mr. Christopher A. Butner,
Assistant Secretary
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

Dear Mr. Butner:

As you know Catholic Health East is a co-sponsor of the shareholder proposal on human rights submitted to Chevron Corporation by the Wisconsin Province of the Society of Jesus. We applaud the adoption by Chevron of its new human rights policy (even though we believe that it can be improved). In light of that new policy, and the commitment by Chevron to continue dialogue on the matter, we hereby withdraw our shareholder proposal.

Sincerely.

Sister Kathleen Coll, SSJ

Sister Kathleen Coll, SSJ
Administrator, Shareholder Advocacy

cc: Ms. Anna Bradley, Wisconsin Province of the Society of Jesus



Catholic Healthcare West

March 1, 2010

Mr. Christopher A. Butner,
Assistant Secretary
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583
Via fax: (925) 842-2846

Dear Mr. Butner:

As you know Catholic Healthcare West is a co-sponsor of the shareholder proposal on human rights submitted to Chevron Corporation by the Wisconsin Province of the Society of Jesus. We applaud the adoption by Chevron of its new human rights policy (even though we believe that it can be improved). In light of that new policy, and the commitment by Chevron to continue dialogue on the matter, we hereby withdraw our shareholder proposal.

Sincerely yours,

Susan Vickers, RSM

Susan Vickers, RSM
Vice President Community Health

185 Berry Street, Suite 300
San Francisco, CA 94107-1739
415.438.5500 telephone
415.438.5724 fax

chwHEALTH.org



CONVENT ACADEMY OF THE INCARNATE WORD

2930 South Alameda
Corpus Christi, TX 78404-2798

Telephone ~~512~~/882-5413 361
Fax ~~512/883-2185~~ 361-880-4152

March 1, 2010

Mr. Christopher A Butner, Assistant Secretary
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

Dear Mr. Butner:

As you know, Convent Academy of the Incarnate Word is a co-sponsor of the shareholder proposal on human rights submitted to Chevron Corporation by the Wisconsin Province of the Society of Jesus. We applaud the adoption by Chevron of its new human rights policy (even though we believe it can be improved).

In light of that new policy, and the commitment by Chevron to continue dialogue on the matter, we hereby withdraw our shareholder proposal.

Sincerely,

Beatrice A. Reyes

Beatrice A. Reyes, Treasurer
Convent Academy of the Incarnate Word



Dominican Sisters of Hope

FAX #: (925) 842-2846

March 1, 2010

Christopher A. Butner, Assistant Secretary
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

Dear Mr. Butner:

On behalf of the Dominican Sisters of Hope, co-sponsor of the shareholder proposal which asks the Board of Directors to adopt a policy on human rights, I withdraw that resolution. The resolution was submitted to Chevron Corporation by the Wisconsin Province of the Society of Jesus for inclusion in the 2010 proxy statement. We understand the reasons for withdrawal include the new policy as well as the commitment by Chevron to continue dialogue on the matter.

Yours truly,

Valerie Heinonen, osu.

Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
205 Avenue C, #10E
New York, NY 10009-2510
Phone/Fax 212-674-2542 ~ E-mail



IHS
JESUITS
MISSOURI PROVINCE

FAX #: (925) 842-2846

Date: 3/1/10

Mr. Christopher A. Butner,
Assistant Secretary
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

Dear Mr. Butner:

As you know we, Jesuits of the Missouri Province, are a co-sponsor of the shareholder proposal on human rights submitted to Chevron Corporation by the Wisconsin Province of the Society of Jesus. We applaud the adoption by Chevron of its new human rights policy (even though we believe that much work remains to make it effective). In light of that new policy, and the commitment by Chevron to continue dialogue on the matter, we hereby withdraw our shareholder proposal.

Sincerely,

Sean T.O. Agniel
Provincial Assistant for Social and International Ministries

4511 West Pine Boulevard • Saint Louis, Missouri 63108-2191
314.361.7765 • 800.325.9924 • fax 314.758.7164 • moprov@jesuits-mis.org • www.jesuits-mis.org

New England Province of Jesuits

JESUITS

1 March 2010

Mr. Christopher A. Butner, Assistant Secretary
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

Dear Mr. Butner:

RE: Withdrawal of co-filing of Shareholder Resolution

As you know, the Society of Jesus of New England is a co-sponsor in the shareholder proposal on human rights submitted to Chevron Corporation by the Wisconsin Province of the Society of Jesus. We applaud the adoption by Chevron of its new Human Rights Policy and suggest vigilance to ever improve it for the sake of our company's productivity and ethics. In light of the new policy and the commitment of our management to continue dialogue on the matter, we withdraw our current shareholder proposal.

Many thanks to your kind attention to matters pertaining to our withdrawal.

Sincerely,



(Rev.) Myles N. Sheehan, S.J., Provincial
Society of Jesus of New England

PROVINCIAL OFFICE 85 School Street | Watertown, MA 02472-4251 | 617-607-2800 p | 617-607-2888 f | sjnen@sjnen.org
Mailing address: P.O. Box 9199 | Watertown, MA 02471-9199 | www.sjnen.org

Jesuits of the New Orleans Province

March 1, 2010

Mr. Christopher A. Butner,
Assistant Secretary
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

Dear Mr. Butner:

As you know the Jesuits of the New Orleans are a co-sponsor of the shareholder proposal on human rights submitted to Chevron Corporation by the Wisconsin Province of the Society of Jesus. We applaud the adoption by Chevron of its new human rights policy (even though we believe that it can be improved). In light of that new policy, and the commitment by Chevron to continue dialogue on the matter, we hereby withdraw our shareholder proposal.

Sincerely,



Mary Ann Baudouin
Assistant for Social Ministries

cc: Reverend Mark Lewis, SJ, Provincial

New Orleans Province of the Society of Jesus | Jesuit Seminary & Mission Fund, New Orleans | Catholic Society of Religious and Literary Education
710 Baronne Street, Suite B • New Orleans, LA 70113-1064
(504) 571-1055 • FAX (504) 571-1744 • 1-800-788-1719 • www.norprov.org



Wisconsin Province of the Society of Jesus

March 1, 2010

Mr. Christopher A. Butner
Assistant Secretary
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

Dear Mr. Butner:

As you know, the Wisconsin Province of the Society of Jesus has led a shareholder proposal regarding the development of a corporate human rights policy. We applaud Chevron's adoption of the new Human Rights Policy 520. We look forward to continued dialogue with Chevron regarding the implementation of the policy and areas that the policy might be strengthened. In light of the new policy, and the commitment by Chevron to continued dialogue, we hereby withdraw our shareholder proposal.

Sincerely,

Rev. G. Thomas Krettek, S.J.
Provincial

Ad Majorem Dei Gloriam

3400 WEST WISCONSIN AVENUE P.O. BOX 080288 MILWAUKEE, WI 53208.0288
414.937.6949 WISPROV@JESUITSWISPROV.ORG WWW.JESUITSWISPROV.ORG


AMDG
MU
HS

MARQUETTE
UNIVERSITY
HIGH SCHOOL

For Faith, Scholarship and Community

March 1, 2010

Mr. Christopher A. Butner
Assistant Secretary
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324
FAX #925-842-2846

Dear Mr. Butner,

As you know Marquette University High School is a co-sponsor of the shareholder proposal in human rights submitted to Chevron Corporation by the Wisconsin Province of the Society of Jesus. We applaud Chevron's adoption of the new Human Rights Policy 520.

We look forward to continued dialogue with Chevron regarding the implementation of the policy and areas that the policy might be strengthened.

In light of the new policy, and the commitment by Chevron to continued dialogue, we hereby withdraw our shareholder proposal.

Sincerely,

Bert A. Duerrmeier
Vice President of Finance

3401 W. Wisconsin Avenue · Milwaukee, WI 53208 · Phone: 414.933.7220 · Fax: 414.937.8588 · www.muhs.edu



Maryland Province of the Society of Jesus
Corporate Social Responsibility

39 East 83rd Street
New York, N.Y. 10028
Telephone: 212-774-5500
Fax: 212-794-1036
E-Mail: hallinan@nysj.org

March 1, 2010

Mr. Christopher A. Butner
Assistant Secretary
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA. 94583
Fax: 925-842-2846

Dear Mr. Butner:

The Maryland Province of the Society of Jesus is a co-sponsor of the shareholder proposal on human rights submitted to Chevron by the Wisconsin Province of the Society of Jesus. We were heartened to hear of the decision by Chevron to adopt a new human rights policy although one that could be strengthened.

In consideration of this new policy and Chevron's continued commitment to dialogue with those who championed it, we hereby withdraw our shareholder proposal.

Thank you for your attention to this issue.

Sincerely,

Rev. Mark Hallinan, S.J.
Corporate Social Responsibility Representative
for the Maryland Province of the Society of Jesus



New York Province of the Society of Jesus
Office of Social Ministries

39 East 83rd Street
New York, N.Y. 10028
Telephone: 212-774-5500
Fax: 212-794-1036
E-Mail: hallinan@nysj.org

March 1, 2010

Mr. Christopher A. Butner
Assistant Secretary
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA. 94583
Fax: 925-842-2846

Dear Mr. Butner:

The New York Province of the Society of Jesus is a co-sponsor of the shareholder proposal on human rights submitted to Chevron by the Wisconsin Province of the Society of Jesus. We were heartened to hear of the decision by Chevron to adopt a new human rights policy albeit one that could be strengthened.

In consideration of this new policy and Chevron's continued commitment to dialogue with those who championed it, we hereby withdraw our shareholder proposal.

Thank you for your attention to this issue.

Sincerely,

Mark Hallinan S.J.

Rev. Mark Hallinan, S.J.
Provincial Assistant for Social Ministries



Sisters of the Holy Cross
পবিত্র ক্রুশ ভগিনীগণ
Irmãs da Santa Cruz
Hermanas de la Santa Cruz

March 1, 2010

Mr. Christopher A. Butner
Assistant Secretary
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

Dear Mr. Butner:

As you know, the Congregation of the Sisters of the Holy Cross is a co-sponsor of the shareholder proposal on human rights submitted to Chevron Corporation by the Wisconsin Province of the Society of Jesus. We applaud the adoption by Chevron of its new human rights policy (even though we believe that it can be improved). In light of that new policy, and the commitment by Chevron to continue dialogue on the matter, we hereby withdraw our shareholder proposal.

Sincerely,

Sister Ann Oestreich, IHM

Sister Ann Oestreich, IHM
Congregation Justice Coordinator
400 Bertrand Annex – Saint Mary's
Notre Dame, IN 46556-5018



Sisters of the Holy Names of Jesus and Mary
U.S.-Ontario Administrative Centre

March 1, 2010

Fax: (925) 842-2846

Mr. Christopher A. Butner,
Assistant Secretary
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

Dear Mr. Butner:

The Sisters of the Holy Names is a co-sponsor of the shareholder proposal on human rights submitted to Chevron Corporation by the Wisconsin Province of the Society of Jesus. We applaud the adoption by Chevron of its new human rights policy. In light of that new policy and the commitment by Chevron to continue dialogue on the matter, we hereby withdraw our shareholder proposal.

Sincerely,

Mary Ellen Holohan, snjm

Mary Ellen Holohan, snjm
Treasurer

P.O. Box 398, Marylhurst, OR 97036 ● (503) 675-7100 ● *FAX* (503) 697-3264 ● *Toll-free* 1 (877) 296-7100

Sisters of the Humility of Mary

February 27, 2010
Sisters of the Humility of Mary
318 Villa Drive, Box 432
Villa Maria, Pa. 16155

Mr. Christopher A. Butner
Assistant Secretary
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, Ca 94583

Dear Mr. Butner,

As you know The Sisters of the Humility of Mary is a co-sponsor of the shareholder proposal on Human Rights submitted to Chevron Corporation by the Wisconsin Province of the Society of Jesus. We applaud the adoption by Chevron of its new human rights policy (even though we believed that it can be improved). In light of the new policy, and the commitment by Chevron to continue dialogue on the matter, we hereby withdraw our shareholder proposal.

Sincerely yours,

SISTERS OF HUMILITY OF MARY



Sister Dolores Bourquin HM

Villa Maria Community Center ~ Villa Maria, Pennsylvania 16155
phone 724 964 8861 fax 724 964 8082


Sisters of MERCY
OF THE AMERICAS

March 1, 2010

Christopher A. Butner, Assistant Secretary
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

Dear Mr. Butner:

On behalf of the Sisters of Mercy Regional Community of Detroit Charitable Trust, one of the co-sponsors of the shareholder proposal asking that the Board of Directors to adopt a policy on human rights, I withdraw that resolution. The resolution was submitted to by the Wisconsin Province of the Society of Jesus for inclusion in the 2010 proxy statement. We understand the reasons for withdrawal include the new policy as well as the commitment by Chevron to continue dialogue on the matter.

Yours truly,

Valerie Heinonen, osu.

Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
205 Avenue C, #10E
New York, NY 10009-2510
Phone/Fax 212-674-2542 ~ E-mail heinonenv@juno.com


School Sisters of Notre Dame
St. Louis Province

320 East Ripa Avenue
St. Louis, MO 63125-2897
314-544-0455 voice
314-544-6754 fax
www.ssnd-sl.org

February 26, 2010

Mr. Christopher A. Butner, Assistant Secretary
Chevron Corporation
6001 Bollinger Canyon Rd.
San Ramon, CA 94583-2324

Dear Mr. Butner:

As you know, the School Sisters of Notre Dame is a co-sponsor of the shareholder proposal on human rights submitted to Chevron Corporation by the Wisconsin Province of the Society of Jesus. We applaud the adoption by Chevron of its new human rights policy (even though we believe that it can be improved). In light of that new policy, and the commitment by Chevron to continue dialogue on the matter, we hereby withdraw our shareholder proposal.

Sincerely,

Sister Linda, SSND

Sister Linda Jansen, SSND
Provincial Treasurer



THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

March 1, 2010

Mr. Christopher A. Butner, Assistant Secretary
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

VIA FAX: # (925) [illegible]

Dear Mr. Butner:

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in Chevron Corporation for several years. We also have been a co-sponsor of the shareholder proposal on human rights submitted to Chevron Corporation by the Wisconsin Province of the Society of Jesus. We applaud the adoption by Chevron of its new human rights policy (even though we believe that it can be improved). In light of that new policy, and the commitment by Chevron to continue dialogue on the matter, we hereby withdraw our shareholder proposal.

We look forward to future dialogues that will help strengthen this human rights policy and enable Chevron to be a model for the industry.

Respectfully yours,

Nora M. Nash, osf

Nora M. Nash, OSF
Director, Corporate Social Responsibility

cc: Anna Bradley, Jesuit Conference
Julie Wokaty, ICCR

Office of Corporate Social Responsibility
609 South Convent Road • Aston, PA 19014-1207
610-558-7661 • Fax 610-558-5855 • E-mail: nnash@osfphila.org • www.osfphila.org

UB

DEC 14 2009



Benedictine Sisters

285 Oblate Dr.
San Antonio, TX 78216

210-348-6704 phone

December 11, 2009

Lydia I. Beebe,
Corporate Secretary and Chief Governance Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Dear Ms. Beebe:

I am writing you on behalf of Benedictine Sisters, Boerne, Texas as owners of Chevron stock. We support the stockholder resolution on Human Rights – Develop and Adopt Policies. In brief, the proposal states that shareholders request the Board to adopt a comprehensive, transparent, verifiable human rights policy and report to shareholders on the plan for implementation by October, 2010. The report would be prepared at reasonable expense and omitting proprietary information.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with the Jesuit Conference for consideration and action by the shareholders at the 2010 Annual Meeting.

I hereby submit the resolution for inclusion in the proxy statement for consideration and action by the shareholders at the 2010 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of $2,000 worth of the shares of Chevron Corp. stock and intend to hold $2,000 worth through the date of the 2010 Annual Meeting. Verification of ownership will follow.

Human Rights - Develop & Adopt Policies

2010 – Chevron Corp.

WHEREAS: Corporations face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations while operating in countries with weak rule of law, endemic corruption, civil conflict, poor labor and environmental standards. This is particularly true for the extractive sector which has the greatest number and most grievous human rights abuses (John Ruggie, UN Special Representative, Business and Human Rights www.umn.edu/humanrts/business/RuggieReport2006.html).

Chevron operates in over 180 countries, many with critically high rates of human rights allegations including Burma, Democratic Republic of the Congo, Nigeria, Angola and Bangladesh (www.foreignpolicy.com/failedstates). Promising future energy reserves are increasingly found in weak governance zones, which often requires joint ventures with state-controlled national oil companies representing governments with marginal concern for or capacity to protect human rights.

Chevron will benefit from a human rights policy which protects and respects the full range of human rights through the project life cycle and thereby mitigates risks to shareholder value. Chevron's Environmental, Social, Health Impact Assessment process is an exclusively internal review which does not provide shareholders any visibility for how the Company will translate aspirational commitments into specific operational standards which extend to venture partners, suppliers and contractors. Chevron's current Human Rights Statement cannot alone imbed and incentivize human rights guardianship, nor is it comprehensive or verifiable.

Chevron's 2008 Corporate Responsibility Report does not include standard Global Reporting Initiative human rights measures for supplier/contractor screening; joint venture agreements; employee training; forced/compulsory labor; and operational impacts on indigenous populations.

Meanwhile, RiskMetrics Group, in a study commissioned by the UN Global Compact initiative for business, reports valuation benefits correlate with progressive disclosure of environmental, social and governance issues. (www.unglobalcompact.org/NewsAndEvents/news_archives/ 2009_06_18.html)

Dr. Ruggie's recent observation is decisive, "The era of declaratory CSR is over; we've moved into 'prove it' time. Companies need systems for managing the risks of human rights harm the way they have systems for managing all other material risks – bearing in mind that material here means not only impacts on short-term financial results but also on the rights of individuals and communities, which shape the social sustainability of the enterprise." (http://198.170.85.29/Ruggie-Why-Companies-Must-Pay-Attention-to-Human-Rights-5-Nov-2009.pdf)

RESOLVED: Shareholders request the Board to adopt a comprehensive, transparent, verifiable human rights policy and report to shareholders on the plan for implementation by October, 2010.

The report would be prepared at reasonable expense and omitting proprietary information.

Supporting Statement: Shareholders showed their support for a robust human rights policy through increasing votes FOR this resolution over the past four years (29.10% in 2009).

1. This policy will help preserve shareholder value by avoiding conditions which incite human rights violations and associated shareholder risks. Prevention is more cost efficient than reactively "managing" crises.

2. The policy will establish Chevron's leadership and the rewards which flow to the partner of choice.

3. Chevron's Operational Excellence Management System demonstrates the requirements necessary to fulfill corporate policies. Human Rights require the same attention.

We truly hope that the company will be willing to continue the dialogue with the filers about this proposal. Please note that the contact person for this resolution will be: Anna Bradley of the Jesuit Conference at abradley@jesuit.org or by phone at 301-357-7303.

Sincerely,



Sr. Susan Mika, OSB
Corporate Responsibility Program

Enclosure: 2010 Shareholder Resolution


DOMINICAN
SISTERS
OF MISSION SAN JOSE

DEC 14 2009
DJO
Matt
Berrey

December 10, 2009

Mr. David O'Reilly
Chairman and CEO, Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Dear Mr. O'Reilly,

We, the Dominican Sisters of Mission San Jose are shareholders in Chevron Corporation. We have participated in dialogues with Chevron through our partnership with JOLT and ICCR on the issue of a human rights policy over a number of years.

We are pleased that efforts to draft a policy on human rights are under way. However, we agree with the primary filers, the Wisconsin Province of the Society of Jesus, that progress and openness is not satisfactory.

We request that the Board of Directors vigorously pursue the development of a comprehensive, verifiable and transparent human rights policy and implementation plan. It is the right thing to do in today's global environment.

Therefore, we submit this resolution, as co-filers with the Wisconsin Jesuits, for consideration and action by the shareholders at the annual meeting, and for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

We are beneficial owners of common stock in Chevron Corporation, I enclose a letter from our portfolio custodian attesting to this fact. We will continue to hold our stock until after the next annual meeting.

Ms. Anna Bradley is your contact acting on our behalf regarding this resolution. She can be reached by email at: abradley@jesuit.org or by post at the U.S. Jesuit Conference, 1016 16th Street N.W. Suite #400, Washington, DC 20036.

Sincerely,

Sister Alicia Lucy, OP

Sister Alicia Lucy
Congregational Treasurer
Dominican Sisters of Mission San Jose

Cc: ICCR Staff, Ms. Anna Bradley

43326 Mission Boulevard, P.O.Box 3908, Mission San Jose, California 94539-0391 • Telephone 510/657-2468 • Fax 510/657-1734

Human Rights – Develop and Adopt Policy
2010 Chevron Corporation

WHEREAS:

Corporations face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations while operating in countries with weak rule of law, endemic corruption, civil conflict, poor labor and environmental standards. This is particularly true for the extractive sector which has the greatest number and most grievous human rights abuses (John Ruggie, UN Special Representative, Business and Human Rights www.umn.edu/humanrts/business/RuggieReport2006.html).

Chevron operates in over 180 countries, many with critically high rates of human rights allegations including Burma, Democratic Republic of the Congo, Nigeria, Angola and Bangladesh (www.foreignpolicy.com/failedstates). Promising future energy reserves are increasingly found in weak governance zones, which often requires joint ventures with state-controlled national oil companies representing governments with marginal concern for or capacity to protect human rights.

Chevron will benefit from a human rights policy which protects and respects the full range of human rights through the project life cycle and thereby mitigates risks to shareholder value. Chevron's Environmental, Social, Health Impact Assessment process is an exclusively internal review which does not provide shareholders any visibility for how the Company will translate aspirational commitments into specific operational standards which extend to venture partners, suppliers and contractors. Chevron's current Human Rights Statement cannot alone imbed and incentivize human rights guardianship, nor is it comprehensive or verifiable.

Chevron's 2008 *Corporate Responsibility Report* does not include standard Global Reporting Initiative human rights measures for supplier/contractor screening; joint venture agreements; employee training; forced/compulsory labor; and operational impacts on indigenous populations.
Meanwhile, RiskMetrics Group, in a study commissioned by the UN Global Compact initiative for business, reports valuation benefits correlate with progressive disclosure of environmental, social and governance issues. (www.unglobalcompact.org/NewsAndEvents/news_archives/2009_06_18.html)

Dr. Ruggie's recent observation is decisive, "The era of declaratory CSR is over; we've moved into 'prove it' time. Companies need systems for managing the risks of human rights harm the way they have systems for managing all other material risks – bearing in mind that material here means not only impacts on short-term financial results but also on the rights of individuals and communities, which shape the social sustainability of the enterprise." (http://198.170.85.29/Ruggie-Why-Companies-Must-Pay-Attention-to-Human-Rights-5-Nov-2009.pdf)

RESOLVED:

Shareholders request the Board to adopt a comprehensive, transparent, verifiable human rights policy and report to shareholders on the plan for implementation by October, 2010.

The report would be prepared at reasonable expense and omitting proprietary information.

SUPPORTING STATEMENT:

Shareholders showed their support for a robust human rights policy through increasing votes FOR this resolution over the past four years (29.10% in 2009).

1. This policy will help preserve shareholder value by avoiding conditions which incite human rights violations and associated shareholder risks. Prevention is more cost efficient than reactively "managing" crises.

2. The policy will establish Chevron's leadership and the rewards which flow to the partner of choice.

3. Chevron's Operational Excellence Management System demonstrates the requirements necessary to fulfill corporate policies. Human Rights require the same attention.


The Jesuits

Chicago Province


IHS

Detroit Province

2050 North Clark Street • Chicago, Illinois 60614-4788
(773) 975-6363 • (773) 975-0230 FAX
chgprov@jesuits-chi.org • www.jesuits-chi.org

7303 West Seven Mile Road • Detroit, Michigan 48221-2121
(313) 861-7500 • (313) 861-4230 FAX
detprov@jesuits-det.org • www.jesuitdet.org

December 10, 2009

Mr. David O'Reilly
Chairman and CEO
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

DEC 14 2009
DJO
Matt Lerner

Dear Mr. O'Reilly,

The Detroit Province of the Society of Jesus is a shareholder in Chevron Corporation. As a religious investor, we seek to reflect our values, principles and mission in our investment decisions. Since January 2005, our group of concerned investors has been in dialogue with Chevron regarding the need to develop and implement a corporate human rights policy.

At our recent dialogue with Chevron, we were pleased to learn of some initial internal steps to draft a policy, under the direction of the Global Issues Committee. However, we have yet to see any specific policy language or implementation plan. It remains unclear to us how comprehensive and measurable any future policy will be and how shareholders and other stakeholders might participate in the process. Further, it is our understanding that any human rights policy must still pass through several committees before final board approval and roll-out.

We request that the Board of Directors vigorously pursue the development of a comprehensive, verifiable and transparent human rights policy. We do not believe our company's current Human Rights Statement meets these standards. Sustained and growing co-filer endorsements and shareholder votes FOR this resolution indicate wide support among Chevron shareholders.

Therefore, we submit for consideration and action by the shareholders at the annual meeting, this resolution for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We are co-filing with the Wisconsin Province of the Society of Jesus. A representative of the filers will attend the annual meeting to move the resolution as required by SEC rules.

We are the beneficial owners of Chevron Corporation common stock for the past five years and intend to maintain ownership through the annual meeting in 2010. A verification that we are beneficial owners of common stock in Chevron Corporation will be supplied upon request. Ms. Anna Bradley is your contact regarding this resolution. She can be reached by email at: abradley@jesuit.org or by post at the U.S. Jesuit Conference, 1016 16th Street N.W. Suite #400, Washington, DC 20036.

We believe a comprehensive, transparent and verifiable human rights policy will help strengthen Chevron's human rights efforts and protect shareholder value. It will establish Chevron as a leader in human rights with the rewards which accrue to the partner of choice.

Sincerely,



Rev. Timothy P. Kesicki, S.J.
Provincial
Detroit Province of the Society of Jesus

cc: ICCR filers and staff
Silvia Garrigo, Manager, Global Issues and Policy, Government and Public Affairs

Human Rights – Develop and Adopt Policy
2010 Chevron Corporation

WHEREAS:

Corporations face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations while operating in countries with weak rule of law, endemic corruption, civil conflict, poor labor and environmental standards. This is particularly true for the extractive sector which has the greatest number and most grievous human rights abuses (John Ruggie, UN Special Representative, Business and Human Rights www.umn.edu/humanrts/business/RuggieReport2006.html).

Chevron operates in over 180 countries, many with critically high rates of human rights allegations including Burma, Democratic Republic of the Congo, Nigeria, Angola and Bangladesh (www.foreignpolicy.com/failedstates). Promising future energy reserves are increasingly found in weak governance zones, which often requires joint ventures with state-controlled national oil companies representing governments with marginal concern for or capacity to protect human rights.

Chevron will benefit from a human rights policy which protects and respects the full range of human rights through the project life cycle and thereby mitigates risks to shareholder value. Chevron's Environmental, Social, Health Impact Assessment process is an exclusively internal review which does not provide shareholders any visibility for how the Company will translate aspirational commitments into specific operational standards which extend to venture partners, suppliers and contractors. Chevron's current Human Rights Statement cannot alone imbed and incentivize human rights guardianship, nor is it comprehensive or verifiable.

Chevron's 2008 *Corporate Responsibility Report* does not include standard Global Reporting Initiative human rights measures for supplier/contractor screening; joint venture agreements; employee training; forced/compulsory labor; and operational impacts on indigenous populations. Meanwhile, RiskMetrics Group, in a study commissioned by the UN Global Compact initiative for business, reports valuation benefits correlate with progressive disclosure of environmental, social and governance issues.
(www.unglobalcompact.org/NewsAndEvents/news_archives/2009_06_18.html)

Dr. Ruggie's recent observation is decisive, "The era of declaratory CSR is over; we've moved into 'prove it' time. Companies need systems for managing the risks of human rights harm the way they have systems for managing all other material risks -- bearing in mind that material here means not only impacts on short-term financial results but also on the rights of individuals and communities, which shape the social sustainability of the enterprise."
(http://198.170.85.29/Ruggie-Why-Companies-Must-Pay-Attention-to-Human-Rights-5-Nov-2009.pdf)

RESOLVED:

Shareholders request the Board to adopt a comprehensive, transparent, verifiable human rights policy and report to shareholders on the plan for implementation by October, 2010.

The report would be prepared at reasonable expense and omitting proprietary information.

SUPPORTING STATEMENT:

Shareholders showed their support for a robust human rights policy through increasing votes FOR this resolution over the past four years (29.10% in 2009).

1. This policy will help preserve shareholder value by avoiding conditions which incite human rights violations and associated shareholder risks. Prevention is more cost efficient than reactively "managing" crises.

2. The policy will establish Chevron's leadership and the rewards which flow to the partner of choice.

3. Chevron's Operational Excellence Management System demonstrates the requirements necessary to fulfill corporate policies. Human Rights require the same attention.


School Sisters of Notre Dame
Milwaukee Province

Office of Global Justice & Peace
13105 Watertown Plank Road
Elm Grove, WI. 53122-2291
Phone: (262) 787-1023 Fax: (262) 754-0826
www.ssnd-milw.org

DEC 14 2009

DJO / Matt Berner

December 10, 2009

Mr. David J. O'Reilly, CEO
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Re: Human Rights Policies Shareholder Resolution

Dear Mr. O'Reilly:

I am writing you on behalf of the Milwaukee Province of the School Sisters of Notre Dame, an international religious congregation committed to promoting education, human rights and resource sustainable practices in all aspects of ministry and life. Globally there are over 3,800 School Sisters of Notre Dame in 36 countries across 5 continents. The Milwaukee Province of the School Sisters of Notre Dame includes over 350 sisters who live and work primarily in Wisconsin and surrounding states.

The School Sisters of Notre Dame - Milwaukee Province are the owners of 150 shares of Chevron Corporation stock and have continuously held shares in Chevron Corporation with a market value in excess of $2,000 since November 19, 2007. Verification of ownership of the shares is attached. We intend to hold the stock at least through the date of the annual meeting.

I am hereby authorized to notify you of our intention to co-file the enclosed resolution being submitted by the Society of Jesus (Jesuits) Wisconsin Conference for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accord with rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

We look forward to discussion on this matter.

Sincerely,

Timothy P. Dewane

Timothy P. Dewane, Director
Office of Global Justice & Peace

Cc: ICCR
John Sealey

Human Rights - Develop & Adopt Policies
2010 – Chevron Corp.

WHEREAS: Corporations face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations while operating in countries with weak rule of law, endemic corruption, civil conflict, poor labor and environmental standards. This is particularly true for the extractive sector which has the greatest number and most grievous human rights abuses (John Ruggie, UN Special Representative, Business and Human Rights www.umn.edu/humanrts /business/RuggieReport2006.html).

Chevron operates in over 180 countries, many with critically high rates of human rights allegations including Burma, Democratic Republic of the Congo, Nigeria, Angola and Bangladesh (www.foreignpolicy.com/failedstates). Promising future energy reserves are increasingly found in weak governance zones, which often requires joint ventures with state-controlled national oil companies representing governments with marginal concern for or capacity to protect human rights.

Chevron will benefit from a human rights policy which protects and respects the full range of human rights through the project life cycle and thereby mitigates risks to shareholder value. Chevron's Environmental, Social, Health Impact Assessment process is an exclusively internal review which does not provide shareholders any visibility for how the Company will translate aspirational commitments into specific operational standards which extend to venture partners, suppliers and contractors. Chevron's current Human Rights Statement cannot alone imbed and incentivize human rights guardianship, nor is it comprehensive or verifiable.

Chevron's 2008 Corporate Responsibility Report does not include standard Global Reporting Initiative human rights measures for supplier/contractor screening; joint venture agreements; employee training; forced/compulsory labor; and operational impacts on indigenous populations.

Meanwhile, RiskMetrics Group, in a study commissioned by the UN Global Compact initiative for business, reports valuation benefits correlate with progressive disclosure of environmental, social and governance issues. (www.unglobalcompact.org/NewsAndEvents/news_archives/ 2009_06_18.html)

Dr. Ruggie's recent observation is decisive, "The era of declaratory CSR is over; we've moved into 'prove it' time. Companies need systems for managing the risks of human rights harm the way they have systems for managing all other material risks – bearing in mind that material here means not only impacts on short-term financial results but also on the rights of individuals and communities, which shape the social sustainability of the enterprise." (http://198.170.85.29/Ruggie-Why-Companies-Must-Pay-Attention-to-Human-Rights-5-Nov-2009.pdf)

RESOLVED: Shareholders request the Board to adopt a comprehensive, transparent, verifiable human rights policy and report to shareholders on the plan for implementation by October, 2010.

The report would be prepared at reasonable expense and omitting proprietary information.

Supporting Statement: Shareholders showed their support for a robust human rights policy through increasing votes FOR this resolution over the past four years (29.10% in 2009).

1. This policy will help preserve shareholder value by avoiding conditions which incite human rights violations and associated shareholder risks. Prevention is more cost efficient than reactively "managing" crises.

2. The policy will establish Chevron's leadership and the rewards which flow to the partner of choice.

3. Chevron's Operational Excellence Management System demonstrates the requirements necessary to fulfill corporate policies. Human Rights require the same attention.


The Jesuits


IHS

Chicago Province

2050 North Clark Street • Chicago, Illinois 60614-4788
(773) 975-6363 • (773) 975-0230 FAX
chgprov@jesuits-chi.org • www.jesuits-chi.org

Detroit Province

7303 West Seven Mile Road • Detroit, Michigan 48221-2121
(313) 861-7500 • (313) 861-4230 FAX
detprov@jesuits-det.org • www.jesuitdet.org

December 10, 2009

Mr. David O'Reilly
Chairman and CEO
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

DEC 14 2009
DJO
Matt
Bumer

Dear Mr. O'Reilly,

The Chicago Province of the Society of Jesus is a shareholder in Chevron Corporation. As a religious investor, we seek to reflect our values, principles and mission in our investment decisions. Since January 2005, our group of concerned investors has been in dialogue with Chevron regarding the need to develop and implement a corporate human rights policy.

At our recent dialogue with Chevron, we were pleased to learn of some initial internal steps to draft a policy, under the direction of the Global Issues Committee. However, we have yet to see any specific policy language or implementation plan. It remains unclear to us how comprehensive and measurable any future policy will be and how shareholders and other stakeholders might participate in the process. Further, it is our understanding that any human rights policy must still pass through several committees before final board approval and roll-out.

We request that the Board of Directors vigorously pursue the development of a comprehensive, verifiable and transparent human rights policy. We do not believe our company's current Human Rights Statement meets these standards. Sustained and growing co-filer endorsements and shareholder votes FOR this resolution indicate wide support among Chevron shareholders.

Therefore, we submit for consideration and action by the shareholders at the annual meeting, this resolution for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We are co-filing with the Wisconsin Province of the Society of Jesus. A representative of the filers will attend the annual meeting to move the resolution as required by SEC rules.

We are the beneficial owners of Chevron Corporation common stock for the past five years and intend to maintain ownership through the annual meeting in 2010. A verification that we are beneficial owners of common stock in Chevron Corporation will be supplied upon request. Ms. Anna Bradley is your contact regarding this resolution. She can be reached by email at: abradley@jesuit.org or by post at the U.S. Jesuit Conference, 1016 16th Street N.W. Suite #400, Washington, DC 20036.

We believe a comprehensive, transparent and verifiable human rights policy will help strengthen Chevron's human rights efforts and protect shareholder value. It will establish Chevron as a leader in human rights with the rewards which accrue to the partner of choice.

Sincerely,



Rev. Timothy P. Kesicki, S.J.
Provincial
Chicago Province of the Society of Jesus

cc: ICCR filers and staff
Silvia Garrigo, Manager, Global Issues and Policy, Government and Public Affairs

Human Rights – Develop and Adopt Policy
2010 Chevron Corporation

WHEREAS:

Corporations face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations while operating in countries with weak rule of law, endemic corruption, civil conflict, poor labor and environmental standards. This is particularly true for the extractive sector which has the greatest number and most grievous human rights abuses (John Ruggie, UN Special Representative, Business and Human Rights www.umn.edu/humanrts/business/RuggieReport2006.html).

Chevron operates in over 180 countries, many with critically high rates of human rights allegations including Burma, Democratic Republic of the Congo, Nigeria, Angola and Bangladesh (www.foreignpolicy.com/failedstates). Promising future energy reserves are increasingly found in weak governance zones, which often requires joint ventures with state-controlled national oil companies representing governments with marginal concern for or capacity to protect human rights.

Chevron will benefit from a human rights policy which protects and respects the full range of human rights through the project life cycle and thereby mitigates risks to shareholder value. Chevron's Environmental, Social, Health Impact Assessment process is an exclusively internal review which does not provide shareholders any visibility for how the Company will translate aspirational commitments into specific operational standards which extend to venture partners, suppliers and contractors. Chevron's current Human Rights Statement cannot alone imbed and incentivize human rights guardianship, nor is it comprehensive or verifiable.

Chevron's 2008 *Corporate Responsibility Report* does not include standard Global Reporting Initiative human rights measures for supplier/contractor screening; joint venture agreements; employee training; forced/compulsory labor; and operational impacts on indigenous populations. Meanwhile, RiskMetrics Group, in a study commissioned by the UN Global Compact initiative for business, reports valuation benefits correlate with progressive disclosure of environmental, social and governance issues.
(www.unglobalcompact.org/NewsAndEvents/news_archives/2009_06_18.html)

Dr. Ruggie's recent observation is decisive, "The era of declaratory CSR is over; we've moved into 'prove it' time. Companies need systems for managing the risks of human rights harm the way they have systems for managing all other material risks – bearing in mind that material here means not only impacts on short-term financial results but also on the rights of individuals and communities, which shape the social sustainability of the enterprise."
(http://198.170.85.29/Ruggie-Why-Companies-Must-Pay-Attention-to-Human-Rights-5-Nov-2009.pdf)

RESOLVED:

Shareholders request the Board to adopt a comprehensive, transparent, verifiable human rights policy and report to shareholders on the plan for implementation by October, 2010.

The report would be prepared at reasonable expense and omitting proprietary information.

SUPPORTING STATEMENT:

Shareholders showed their support for a robust human rights policy through increasing votes FOR this resolution over the past four years (29.10% in 2009).

1. This policy will help preserve shareholder value by avoiding conditions which incite human rights violations and associated shareholder risks. Prevention is more cost efficient than reactively "managing" crises.

2. The policy will establish Chevron's leadership and the rewards which flow to the partner of choice.

3. Chevron's Operational Excellence Management System demonstrates the requirements necessary to fulfill corporate policies. Human Rights require the same attention.



DEC 14 2009
DJO
MK
Bonner

December 10, 2009

Mr. David O'Reilly
Chairman and CEO
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Dear Mr. O'Reilly,

For almost 70 years, UUSC has advanced human rights and social justice in the United States and internationally. In order to pursue these goals, we partner with a number of grassroots organizations around the world. Representatives of these partners tell us of the great need for global corporations to adopt and implement company-wide policies and practices which protect human rights and the just treatment of stakeholders.

We are pleased to learn of some initial internal steps to draft a policy, under the direction of the Global Issues Committee. However, we have yet to see any specific policy language or implementation plan. It remains unclear to us how comprehensive and measurable any future policy will be and how shareholders and other stakeholders might participate in the process. Further, it is our understanding that any human rights policy must still pass through several committees before final board approval and roll-out.

We request that the Board of Directors vigorously pursue the development of a comprehensive, verifiable and transparent human rights policy. We do not believe your company's current Human Rights Statement meets these standards. Sustained and growing co-filer endorsements and shareholder votes FOR this resolution indicate wide support among Chevron shareholders.

UUSC is submitting the enclosed shareholder proposal regarding the development of a comprehensive, verifiable and transparent human rights policy. UUSC has held 103 shares of Chevron for more than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. Our custodian will gladly provide certification of our ownership if requested by you. We are co-filing this resolution with the Wisconsin Province of the Society of Jesus, which is the primary filer. We will be represented in person or by proxy at the annual meeting.

We strongly believe the attached proposal is in the best interests of our company and its shareholders, and welcome the opportunity to discuss the issues raised by the proposal with you or other members of Chevron executive management team. Ms. Myrna Greenfield will be serving as UUSC's contact on matters pertaining to this resolution. She can be reached at 617-301-4306, or mgreenfield@uusc.org.

UNITARIAN UNIVERSALIST SERVICE COMMITTEE
689 Massachusetts Avenue • Cambridge, MA 02139-3302 • 617-868-6600 • fax: 617-868-7102
www.uusc.org


uusc

Sincerely,

Charlie Clements

Charles Clements
President and CEO

Encl: Shareholder Resolution

UNITARIAN UNIVERSALIST SERVICE COMMITTEE
689 Massachusetts Avenue • Cambridge, MA 02139-3302 • 617-868-6600 • fax: 617-868-7102
www.uusc.org

Human Rights – Develop and Adopt Policy
2010 Chevron Corporation

WHEREAS:

Corporations face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations while operating in countries with weak rule of law, endemic corruption, civil conflict, poor labor and environmental standards. This is particularly true for the extractive sector which has the greatest number and most grievous human rights abuses (John Ruggie, UN Special Representative, Business and Human Rights www.umn.edu/humanrts/business/RuggieReport2006.html).

Chevron operates in over 180 countries, many with critically high rates of human rights allegations including Burma, Democratic Republic of the Congo, Nigeria, Angola and Bangladesh (www.foreignpolicy.com/failedstates). Promising future energy reserves are increasingly found in weak governance zones, which often requires joint ventures with state-controlled national oil companies representing governments with marginal concern for or capacity to protect human rights.

Chevron will benefit from a human rights policy which protects and respects the full range of human rights through the project life cycle and thereby mitigates risks to shareholder value. Chevron's Environmental, Social, Health Impact Assessment process is an exclusively internal review which does not provide shareholders any visibility for how the Company will translate aspirational commitments into specific operational standards which extend to venture partners, suppliers and contractors. Chevron's current Human Rights Statement cannot alone imbed and incentivize human rights guardianship, nor is it comprehensive or verifiable.

Chevron's 2008 *Corporate Responsibility Report* does not include standard Global Reporting Initiative human rights measures for supplier/contractor screening; joint venture agreements; employee training; forced/compulsory labor; and operational impacts on indigenous populations. Meanwhile, RiskMetrics Group, in a study commissioned by the UN Global Compact initiative for business, reports valuation benefits correlate with progressive disclosure of environmental, social and governance issues.
(www.unglobalcompact.org/NewsAndEvents/news_archives/2009_06_18.html)

Dr. Ruggie's recent observation is decisive, "The era of declaratory CSR is over; we've moved into 'prove it' time. Companies need systems for managing the risks of human rights harm the way they have systems for managing all other material risks -- bearing in mind that material here means not only impacts on short-term financial results but also on the rights of individuals and communities, which shape the social sustainability of the enterprise."
(http://198.170.85.29/Ruggie-Why-Companies-Must-Pay-Attention-to-Human-Rights-5-Nov-2009.pdf)

RESOLVED:

Shareholders request the Board to adopt a comprehensive, transparent, verifiable human rights policy and report to shareholders on the plan for implementation by October, 2010.

The report would be prepared at reasonable expense and omitting proprietary information.

SUPPORTING STATEMENT:

Shareholders showed their support for a robust human rights policy through increasing votes FOR this resolution over the past four years (29.10% in 2009).

1. This policy will help preserve shareholder value by avoiding conditions which incite human rights violations and associated shareholder risks. Prevention is more cost efficient than reactively "managing" crises.

2. The policy will establish Chevron's leadership and the rewards which flow to the partner of choice.

3. Chevron's Operational Excellence Management System demonstrates the requirements necessary to fulfill corporate policies. Human Rights require the same attention.



Office of the President

December 10, 2009

DEC 14 2009
DJO
Matt
Bener

Mr. David O'Reilly
Chairman and CEO
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Dear Mr. O'Reilly,

The University of Detroit Mercy is a shareholder in Chevron Corporation. As a religious sponsored investor, we seek to reflect our values, principles and mission in our investment decisions. Since January 2005, our group of concerned investors has been in dialogue with Chevron Corporation regarding the need to develop and implement a corporate human rights policy.

We do not believe that the Human Rights Statement adopted by our Company in 2006 meets the standard for a comprehensive human rights policy. The substantial and growing vote for our resolution at the last three annual meetings reinforces our belief that human rights concerns are widely held among Chevron shareholders. We request that the Board of Directors pursues the development of a comprehensive human rights policy.

Therefore, we submit for consideration and action by the shareholders at the annual meeting, this resolution for inclusion in the proxy statement in accordance with Rule 14–a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We will continue to hold at least $2000 worth of stock until after the next annual meeting.

As verification that we are beneficial owners of common stock in Chevron Corporation, I enclose a letter from our portfolio custodian attesting to this fact. Ms. Anna Bradley is your contact regarding this resolution. She can be reached by email at: abradley@jesuit.org or by post at the U.S. Jesuit Conference, 1016 16th Street NW Suite #400, Washington, DC 20036.

4001 W. McNichols Road
Detroit, Michigan 48221-3038

We believe a comprehensive, transparent and verifiable human rights policy will help strengthen Chevron's own internal human rights training effort as well as protecting shareholder value. Such a human rights policy will provide specific mechanisms to support the values in our Company's Human Rights statement and the Chevron Way.

Very truly yours,



Gerard L. Stockhausen, S.J. Ph.D.
President

Human Rights – Develop and Adopt Policy
2010 Chevron Corporation

WHEREAS:

Corporations face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations while operating in countries with weak rule of law, endemic corruption, civil conflict, poor labor and environmental standards. This is particularly true for the extractive sector which has the greatest number and most grievous human rights abuses (John Ruggie, UN Special Representative, Business and Human Rights www.umn.edu/humanrts/business/RuggieReport2006.html).

Chevron operates in over 180 countries, many with critically high rates of human rights allegations including Burma, Democratic Republic of the Congo, Nigeria, Angola and Bangladesh (www.foreignpolicy.com/failedstates). Promising future energy reserves are increasingly found in weak governance zones, which often requires joint ventures with state-controlled national oil companies representing governments with marginal concern for or capacity to protect human rights.

Chevron will benefit from a human rights policy which protects and respects the full range of human rights through the project life cycle and thereby mitigates risks to shareholder value. Chevron's Environmental, Social, Health Impact Assessment process is an exclusively internal review which does not provide shareholders any visibility for how the Company will translate aspirational commitments into specific operational standards which extend to venture partners, suppliers and contractors. Chevron's current Human Rights Statement cannot alone imbed and incentivize human rights guardianship, nor is it comprehensive or verifiable.

Chevron's 2008 *Corporate Responsibility Report* does not include standard Global Reporting Initiative human rights measures for supplier/contractor screening; joint venture agreements; employee training; forced/compulsory labor; and operational impacts on indigenous populations. Meanwhile, RiskMetrics Group, in a study commissioned by the UN Global Compact initiative for business, reports valuation benefits correlate with progressive disclosure of environmental, social and governance issues.
(www.unglobalcompact.org/NewsAndEvents/news_archives/2009_06_18.html)

Dr. Ruggie's recent observation is decisive, "The era of declaratory CSR is over; we've moved into 'prove it' time. Companies need systems for managing the risks of human rights harm the way they have systems for managing all other material risks – bearing in mind that material here means not only impacts on short-term financial results but also on the rights of individuals and communities, which shape the social sustainability of the enterprise."
(http://198.170.85.29/Ruggie-Why-Companies-Must-Pay-Attention-to-Human-Rights-5-Nov-2009.pdf)

RESOLVED:

Shareholders request the Board to adopt a comprehensive, transparent, verifiable human rights policy and report to shareholders on the plan for implementation by October, 2010.

The report would be prepared at reasonable expense and omitting proprietary information.

SUPPORTING STATEMENT:

Shareholders showed their support for a robust human rights policy through increasing votes FOR this resolution over the past four years (29.10% in 2009).

1. This policy will help preserve shareholder value by avoiding conditions which incite human rights violations and associated shareholder risks. Prevention is more cost efficient than reactively "managing" crises.

2. The policy will establish Chevron's leadership and the rewards which flow to the partner of choice.

3. Chevron's Operational Excellence Management System demonstrates the requirements necessary to fulfill corporate policies. Human Rights require the same attention.



UNIVERSITY of
SAN FRANCISCO

Vice President
Office of Business and Finance
2130 Fulton Street
San Francisco, CA 94117-1080
TEL 415 422-6522
FAX 415 422-5855

December 11, 2009

Mr. David O'Reilly
Chairman and CEO
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

DEC 14 2009
DJO
Matt Berner

Dear Mr. O'Reilly,

The University of San Francisco is a shareholder in Chevron Corporation. As a religious investor, we seek to reflect our values, principles and mission in our investment decisions. Since January 2005, our group of concerned investors has been in dialogue with Chevron regarding the need to develop and implement a corporate human rights policy.

At our recent dialogue with Chevron, we were pleased to learn of some initial internal steps to draft a policy, under the direction of the Global Issues Committee. However, we have yet to see any specific policy language or implementation plan. It remains unclear to us how comprehensive and measurable any future policy will be and how shareholders and other stakeholders might participate in the process. Further, it is our understanding that any human rights policy must still pass through several committees before final board approval and roll-out.

We request that the Board of Directors vigorously pursue the development of a comprehensive, verifiable and transparent human rights policy. We do not believe our company's current Human Rights Statement meets these standards. Sustained and growing co-filer endorsements and shareholder votes FOR this resolution indicate wide support among Chevron shareholders.

Therefore, we submit for consideration and action by the shareholders at the annual meeting, this resolution for inclusion in the proxy statement in accordance with Rule 14–a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We will continue to hold at least $2000 worth of stock until after the next annual meeting.

As verification that we are beneficial owners of common stock in Chevron Corporation, I enclose a letter from our portfolio custodian attesting to this fact. Ms. Anna Bradley is your contact regarding this resolution. She can be reached by email at: abradley@jesuit.org or by post at the U.S. Jesuit Conference, 1016 16th Street N.W. Suite #400, Washington, DC 20036.

We believe a comprehensive, transparent and verifiable human rights policy will help strengthen Chevron's human rights efforts and protect shareholder value. It will establish Chevron as a leader in human rights with the rewards which accrue to the partner of choice.

Sincerely,

Stacy Lewis

Stacy Lewis
Assistant Treasurer

Educating Minds and Hearts to Change the World



Maryland Province of the Society of Jesus
Corporate Social Responsibility

39 East 83rd Street
New York, N.Y. 10028
Telephone: 212-774-5500
Fax: 212-794-1036
E-Mail: hallinan@nysj.org

December 9, 2009

Mr. David O'Reilly
Chairman and CEO
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Dear Mr. O'Reilly,

The Maryland Province of the Society of Jesus is a shareholder in Chevron Corporation. As religious investors, we seek to reflect our values and principles in our investment decisions. Since January 2005, our group of concerned investors has been in dialogue with Chevron Corporation regarding the need to develop and implement a corporate human rights policy.

The Maryland Province has been informed of some initial internal steps taken by Chevron to draft a policy, under the direction of the Global Issues Committee. However, no specific policy language or implementation plan has been presented thus far. It remains unclear to us how comprehensive and measurable any future policy will be and how shareholders and other stakeholders might participate in the process. Further, it is our understanding that any human rights policy must still pass through several committees before final board approval and roll-out.

We request that the Board of Directors vigorously pursue the development of a comprehensive, verifiable and transparent human rights policy. We do not believe our company's current Human Rights Statement meets these standards. Sustained and growing co-filer endorsements and shareholder votes FOR this resolution indicate wide support among Chevron shareholders.

Therefore, the Maryland Province is co-filing with the Wisconsin Province the enclosed resolution for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We will continue to hold at least $2000 worth of stock until after the next annual meeting.

Verification that we are beneficial owners of common stock in Chevron Corporation will be provided upon request.

We believe a comprehensive, transparent and verifiable human rights policy will help strengthen Chevron's own internal human rights training effort while also protecting shareholder value.

Sincerely,



Rev. Mark C. Hallinan, S.J.
Corporate Social Responsibility Representative for the Maryland Province of the Society of Jesus

cc: ICCR filers and staff

Human Rights – Develop and Adopt Policy
2010 Chevron Corporation

WHEREAS:

Corporations face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations while operating in countries with weak rule of law, endemic corruption, civil conflict, poor labor and environmental standards. This is particularly true for the extractive sector which has the greatest number and most grievous human rights abuses (John Ruggie, UN Special Representative, Business and Human Rights www.umn.edu/humanrts/business/RuggieReport2006.html).

Chevron operates in over 180 countries, many with critically high rates of human rights allegations including Burma, Democratic Republic of the Congo, Nigeria, Angola and Bangladesh (www.foreignpolicy.com/failedstates). Promising future energy reserves are increasingly found in weak governance zones, which often requires joint ventures with state-controlled national oil companies representing governments with marginal concern for or capacity to protect human rights.

Chevron will benefit from a human rights policy which protects and respects the full range of human rights through the project life cycle and thereby mitigates risks to shareholder value. Chevron's Environmental, Social, Health Impact Assessment process is an exclusively internal review which does not provide shareholders any visibility for how the Company will translate aspirational commitments into specific operational standards which extend to venture partners, suppliers and contractors. Chevron's current Human Rights Statement cannot alone imbed and incentivize human rights guardianship, nor is it comprehensive or verifiable.

Chevron's 2008 *Corporate Responsibility Report* does not include standard Global Reporting Initiative human rights measures for supplier/contractor screening; joint venture agreements; employee training; forced/compulsory labor; and operational impacts on indigenous populations. Meanwhile, RiskMetrics Group, in a study commissioned by the UN Global Compact initiative for business, reports valuation benefits correlate with progressive disclosure of environmental, social and governance issues.
(www.unglobalcompact.org/NewsAndEvents/news_archives/2009_06_18.html)

Dr. Ruggie's recent observation is decisive, "The era of declaratory CSR is over; we've moved into 'prove it' time. Companies need systems for managing the risks of human rights harm the way they have systems for managing all other material risks -- bearing in mind that material here means not only impacts on short-term financial results but also on the rights of individuals and communities, which shape the social sustainability of the enterprise."
(http://198.170.85.29/Ruggie-Why-Companies-Must-Pay-Attention-to-Human-Rights-5-Nov-2009.pdf)

RESOLVED:

Shareholders request the Board to adopt a comprehensive, transparent, verifiable human rights policy and report to shareholders on the plan for implementation by October, 2010.

The report would be prepared at reasonable expense and omitting proprietary information.

SUPPORTING STATEMENT:

Shareholders showed their support for a robust human rights policy through increasing votes FOR this resolution over the past four years (29.10% in 2009).

1. This policy will help preserve shareholder value by avoiding conditions which incite human rights violations and associated shareholder risks. Prevention is more cost efficient than reactively "managing" crises.

2. The policy will establish Chevron's leadership and the rewards which flow to the partner of choice.

3. Chevron's Operational Excellence Management System demonstrates the requirements necessary to fulfill corporate policies. Human Rights require the same attention.



New York Province of the Society of Jesus
Office of Social Ministries

39 East 83rd Street
New York, N.Y. 10028
Telephone: 212-744-5500
Fax: 212-794-1036
E-Mail: hallinan@nysj.org

December 9, 2009

Mr. David O'Reilly
Chairman and CEO
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Dear Mr. O'Reilly,

The New York Province of the Society of Jesus is a shareholder in Chevron Corporation. As religious investors, we seek to reflect our values and principles in our investment decisions. Since January 2005, our group of concerned investors has been in dialogue with Chevron Corporation regarding the need to develop and implement a corporate human rights policy.

The New York Province has been informed of some initial internal steps taken by Chevron to draft a policy, under the direction of the Global Issues Committee. However, no specific policy language or implementation plan has been presented thus far. It remains unclear to us how comprehensive and measurable any future policy will be and how shareholders and other stakeholders might participate in the process. Further, it is our understanding that any human rights policy must still pass through several committees before final board approval and roll-out.

We request that the Board of Directors vigorously pursue the development of a comprehensive, verifiable and transparent human rights policy. We do not believe our company's current Human Rights Statement meets these standards. Sustained and growing co-filer endorsements and shareholder votes FOR this resolution indicate wide support among Chevron shareholders.

Therefore, the New York Province is co-filing with the Wisconsin Province the enclosed resolution for inclusion in the proxy statement in accordance with Rule 14–a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We will continue to hold at least $2000 worth of stock until after the next annual meeting.

Verification that we are beneficial owners of common stock in Chevron Corporation will be provided upon request.

We believe a comprehensive, transparent and verifiable human rights policy will help strengthen Chevron's own internal human rights training effort while also protecting shareholder value.

Sincerely,

Mark C. Hallinan, S.J.

Rev. Mark C. Hallinan, S.J.
Provincial Assistant for Social Ministries

cc: ICCR filers and staff

Human Rights – Develop and Adopt Policy
2010 Chevron Corporation

WHEREAS:

Corporations face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations while operating in countries with weak rule of law, endemic corruption, civil conflict, poor labor and environmental standards. This is particularly true for the extractive sector which has the greatest number and most grievous human rights abuses (John Ruggie, UN Special Representative, Business and Human Rights www.umn.edu/humanrts/business/RuggieReport2006.html).

Chevron operates in over 180 countries, many with critically high rates of human rights allegations including Burma, Democratic Republic of the Congo, Nigeria, Angola and Bangladesh (www.foreignpolicy.com/failedstates). Promising future energy reserves are increasingly found in weak governance zones, which often requires joint ventures with state-controlled national oil companies representing governments with marginal concern for or capacity to protect human rights.

Chevron will benefit from a human rights policy which protects and respects the full range of human rights through the project life cycle and thereby mitigates risks to shareholder value. Chevron's Environmental, Social, Health Impact Assessment process is an exclusively internal review which does not provide shareholders any visibility for how the Company will translate aspirational commitments into specific operational standards which extend to venture partners, suppliers and contractors. Chevron's current Human Rights Statement cannot alone imbed and incentivize human rights guardianship, nor is it comprehensive or verifiable.

Chevron's 2008 *Corporate Responsibility Report* does not include standard Global Reporting Initiative human rights measures for supplier/contractor screening; joint venture agreements; employee training; forced/compulsory labor; and operational impacts on indigenous populations. Meanwhile, RiskMetrics Group, in a study commissioned by the UN Global Compact initiative for business, reports valuation benefits correlate with progressive disclosure of environmental, social and governance issues.
(www.unglobalcompact.org/NewsAndEvents/news_archives/2009_06_18.html)

Dr. Ruggie's recent observation is decisive, "The era of declaratory CSR is over; we've moved into 'prove it' time. Companies need systems for managing the risks of human rights harm the way they have systems for managing all other material risks -- bearing in mind that material here means not only impacts on short-term financial results but also on the rights of individuals and communities, which shape the social sustainability of the enterprise."
(http://198.170.85.29/Ruggie-Why-Companies-Must-Pay-Attention-to-Human-Rights-5-Nov-2009.pdf)

RESOLVED:

Shareholders request the Board to adopt a comprehensive, transparent, verifiable human rights policy and report to shareholders on the plan for implementation by October, 2010.

The report would be prepared at reasonable expense and omitting proprietary information.

SUPPORTING STATEMENT:

Shareholders showed their support for a robust human rights policy through increasing votes FOR this resolution over the past four years (29.10% in 2009).

1. This policy will help preserve shareholder value by avoiding conditions which incite human rights violations and associated shareholder risks. Prevention is more cost efficient than reactively "managing" crises.

2. The policy will establish Chevron's leadership and the rewards which flow to the partner of choice.

3. Chevron's Operational Excellence Management System demonstrates the requirements necessary to fulfill corporate policies. Human Rights require the same attention.

DEC 1 1 2009

DJO

Sisters of St Joseph of Carondelet

Carondelet Center ❖ 11999 Chalon Road ❖ Los Angeles, CA 90049-1524 ❖ 310-889-2100 ❖ Fax 310-476-8735

CSJ

December 9, 2009

Mr. David O'Reilly
Chairman and CEO
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Dear Mr. O'Reilly,

We Sisters of St. Joseph in California are shareholders in Chevron Corporation. We have participated in dialogues with Chevron through our partnership with JOLT and ICCR on the issue of a human rights policy over a number of years.

We are pleased that efforts to draft a policy on human rights are under way. However, we agree with the primary filers, the Wisconsin Province of the Society of Jesus, that progress and openness is not satisfactory.

We request that the Board of Directors vigorously pursue the development of a comprehensive, verifiable and transparent human rights policy and implementation plan. It is the right thing to do in today's global environment.

Therefore, we submit this resolution, as co-filers with the Wisconsin Jesuits, for consideration and action by the shareholders at the annual meeting, and for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

We are beneficial owners of common stock in Chevron Corporation, I enclose a letter from our portfolio custodian attesting to this fact. We will continue to hold our stock until after the next annual meeting.

Ms. Anna Bradley is your contact acting on our behalf regarding this resolution. She can be reached by email at: abradley@jesuit.org or by post at the U.S. Jesuit Conference, 1016 16th Street N.W. Suite #400, Washington, DC 20036.

Sincerely,

Sister Catherine Marie Kreta, CSJ

Sister Catherine Marie Kreta
Justice Coordinator

Cc: ICCR Staff
Ms. Anna Bradley

Human Rights – Develop and Adopt Policy
2010 Chevron Corporation

WHEREAS:

Corporations face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations while operating in countries with weak rule of law, endemic corruption, civil conflict, poor labor and environmental standards. This is particularly true for the extractive sector which has the greatest number and most grievous human rights abuses (John Ruggie, UN Special Representative, Business and Human Rights www.umn.edu/humanrts/business/RuggieReport2006.html).

Chevron operates in over 180 countries, many with critically high rates of human rights allegations including Burma, Democratic Republic of the Congo, Nigeria, Angola and Bangladesh (www.foreignpolicy.com/failedstates). Promising future energy reserves are increasingly found in weak governance zones, which often requires joint ventures with state-controlled national oil companies representing governments with marginal concern for or capacity to protect human rights.

Chevron will benefit from a human rights policy which protects and respects the full range of human rights through the project life cycle and thereby mitigates risks to shareholder value. Chevron's Environmental, Social, Health Impact Assessment process is an exclusively internal review which does not provide shareholders any visibility for how the Company will translate aspirational commitments into specific operational standards which extend to venture partners, suppliers and contractors. Chevron's current Human Rights Statement cannot alone imbed and incentivize human rights guardianship, nor is it comprehensive or verifiable.

Chevron's 2008 *Corporate Responsibility Report* does not include standard Global Reporting Initiative human rights measures for supplier/contractor screening; joint venture agreements; employee training; forced/compulsory labor; and operational impacts on indigenous populations.
Meanwhile, RiskMetrics Group, in a study commissioned by the UN Global Compact initiative for business, reports valuation benefits correlate with progressive disclosure of environmental, social and governance issues. (www.unglobalcompact.org/NewsAndEvents/news_archives/2009_06_18.html)

Dr. Ruggie's recent observation is decisive, "The era of declaratory CSR is over; we've moved into 'prove it' time. Companies need systems for managing the risks of human rights harm the way they have systems for managing all other material risks -- bearing in mind that material here means not only impacts on short-term financial results but also on the rights of individuals and communities, which shape the social sustainability of the enterprise." (http://198.170.85.29/Ruggie-Why-Companies-Must-Pay-Attention-to-Human-Rights-5-Nov-2009.pdf)

RESOLVED:

Shareholders request the Board to adopt a comprehensive, transparent, verifiable human rights policy and report to shareholders on the plan for implementation by October, 2010.

The report would be prepared at reasonable expense and omitting proprietary information.

SUPPORTING STATEMENT:

Shareholders showed their support for a robust human rights policy through increasing votes FOR this resolution over the past four years (29.10% in 2009).

1. This policy will help preserve shareholder value by avoiding conditions which incite human rights violations and associated shareholder risks. Prevention is more cost efficient than reactively "managing" crises.

2. The policy will establish Chevron's leadership and the rewards which flow to the partner of choice.

3. Chevron's Operational Excellence Management System demonstrates the requirements necessary to fulfill corporate policies. Human Rights require the same attention.

THE UNIVERSITY OF
SCRANTON
A JESUIT UNIVERSITY

DEC 1 1 2009
DJO

OFFICE OF THE PRESIDENT

December 8, 2009

Mr. David O'Reilly
Chairman and CEO
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Dear Mr. O'Reilly:

The University of Scranton is a shareholder in Chevron Corporation. As a religious investor, we seek to reflect our values, principles and mission in our investment decisions. Since January 2005, our group of concerned investors has been in dialogue with Chevron regarding the need to develop and implement a corporate human rights policy.

At our recent dialogue with Chevron, we were pleased to learn of some initial internal steps to draft a policy, under the direction of the Global Issues Committee. However, we have yet to see any specific policy language or implementation plan. It remains unclear to us how comprehensive and measurable any future policy will be and how shareholders and other stakeholders might participate in the process. Further, it is our understanding that any human rights policy must still pass through several committees before final board approval and roll-out.

The University of Scranton, together with the Wisconsin Province of the Society of Jesus, requests that the Board of Directors vigorously pursue the development of a comprehensive, verifiable and transparent human rights policy. We do not believe your company's current Human Rights Statement meets these standards. Sustained and growing co-filer endorsements and shareholder votes FOR this resolution indicate wide support among Chevron shareholders. The University of Scranton and The Wisconsin Province of the Society of Jesus are hereby co-filing to adopt a comprehensive, transparent, verifiable human rights policy and report to shareholders on the plan for implementation by October 2010.

Therefore, we submit for consideration and action by the shareholders at the annual meeting, this resolution for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We will continue to hold at least $2,000 worth of stock until after the next annual meeting.

As verification that we are beneficial owners of common stock in Chevron Corporation, I enclose a letter from our portfolio custodian attesting to this fact. Ms. Anna Bradley is your

SCRANTON, PENNSYLVANIA 18510-4622
(570) 941-7500 • FAX: (570) 941-5926

contact regarding this resolution. She can be reached by email at: abradley@jesuit.org or by post at the U.S. Jesuit Conference, 1016 16th Street N.W. Suite #400, Washington, DC 20036.

We believe a comprehensive, transparent and verifiable human rights policy will help strengthen Chevron's human rights efforts and protect shareholder value. It will establish Chevron as a leader in human rights with the rewards which accrue to the partner of choice.

Sincerely,



Rev. Scott R. Pilarz, S.J.
President

/rmc



Benedictine Sisters of Virginia

Saint Benedict Monastery • 9535 Linton Hall Road • Bristow, Virginia 20136-1217 • (703) 361-0106

December 8, 2009

Lydia I. Beebe,
Corporate Secretary and Chief Governance Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Dear Ms. Beebe:

I am writing you on behalf of the Benedictine Sisters of Virginia in support the stockholder resolution on Human Rights – Develop and Adopt Policies. In brief, the proposal states that shareholders request the Board to adopt a comprehensive, transparent, verifiable human rights policy and report to shareholders on the plan for implementation by October, 2010. The report would be prepared at reasonable expense and omitting proprietary information.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with the Jesuit Conference for consideration and action by the shareholders at the 2010 Annual Meeting. I hereby submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2010 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 2000 shares of Chevron Corp. stock and intend to hold $2,000 worth through the date of the 2010 Annual Meeting. Verification of ownership will follow.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Anna Bradley of the Jesuit Conference at abradley@jesuit.org or by phone at 301-357-7303.

Respectfully yours,

Sister Henry Marie Zimmermann, OSB

Sister Henry Marie Zimmermann, OSB
Treasurer

Enclosure: 2010 Shareholder Resolution

Human Rights - Develop & Adopt Policies

2010 – Chevron Corp.

WHEREAS: Corporations face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations while operating in countries with weak rule of law, endemic corruption, civil conflict, poor labor and environmental standards. This is particularly true for the extractive sector which has the greatest number and most grievous human rights abuses (John Ruggie, UN Special Representative, Business and Human Rights www.umn.edu/humanrts/business/RuggieReport2006.html).

Chevron operates in over 180 countries, many with critically high rates of human rights allegations including Burma, Democratic Republic of the Congo, Nigeria, Angola and Bangladesh (www.foreignpolicy.com/failedstates). Promising future energy reserves are increasingly found in weak governance zones, which often requires joint ventures with state-controlled national oil companies representing governments with marginal concern for or capacity to protect human rights.

Chevron will benefit from a human rights policy which protects and respects the full range of human rights through the project life cycle and thereby mitigates risks to shareholder value. Chevron's Environmental, Social, Health Impact Assessment process is an exclusively internal review which does not provide shareholders any visibility for how the Company will translate aspirational commitments into specific operational standards which extend to venture partners, suppliers and contractors. Chevron's current Human Rights Statement cannot alone imbed and incentivize human rights guardianship, nor is it comprehensive or verifiable.

Chevron's 2008 Corporate Responsibility Report does not include standard Global Reporting Initiative human rights measures for supplier/contractor screening; joint venture agreements; employee training; forced/compulsory labor; and operational impacts on indigenous populations.

Meanwhile, RiskMetrics Group, in a study commissioned by the UN Global Compact initiative for business, reports valuation benefits correlate with progressive disclosure of environmental, social and governance issues. (www.unglobalcompact.org/NewsAndEvents/news_archives/ 2009_06_18.html)

Dr. Ruggie's recent observation is decisive, "The era of declaratory CSR is over; we've moved into 'prove it' time. Companies need systems for managing the risks of human rights harm the way they have systems for managing all other material risks -- bearing in mind that material here means not only impacts on short-term financial results but also on the rights of individuals and communities, which shape the social sustainability of the enterprise." (http://198.170.85.29/Ruggie-Why-Companies-Must-Pay-Attention-to-Human-Rights-5-Nov-2009.pdf)

RESOLVED: Shareholders request the Board to adopt a comprehensive, transparent, verifiable human rights policy and report to shareholders on the plan for implementation by October, 2010.

The report would be prepared at reasonable expense and omitting proprietary information.

Supporting Statement: Shareholders showed their support for a robust human rights policy through increasing votes FOR this resolution over the past four years (29.10% in 2009).

1. This policy will help preserve shareholder value by avoiding conditions which incite human rights violations and associated shareholder risks. Prevention is more cost efficient than reactively "managing" crises.

2. The policy will establish Chevron's leadership and the rewards which flow to the partner of choice.

3. Chevron's Operational Excellence Management System demonstrates the requirements necessary to fulfill corporate policies. Human Rights require the same attention.

LIB

DEC 11 2009



CONVENT ACADEMY OF THE INCARNATE WORD

2930 South Alameda
Corpus Christi, TX 78404-2798

Telephone ~~512~~/882-5413 361
Fax ~~512/883-2185~~ 361-880-4152

December 08, 2009

Lydia I. Beebe,
Corporate Secretary and Chief Governance Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

co-file

Dear Ms. Beebe:

I am writing you on behalf of Convent Academy of the Incarnate Word in support the stockholder resolution on Human Rights – Develop and Adopt Policies. In brief, the proposal states that shareholders request the Board to adopt a comprehensive, transparent, verifiable human rights policy and report to shareholders on the plan for implementation by October, 2010. The report would be prepared at reasonable expense and omitting proprietary information.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with the Jesuit Conference for consideration and action by the shareholders at the 2010 Annual Meeting. I hereby submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2010 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 70 shares of Chevron Corp. stock and intend to hold $2,000 worth through the date of the 2010 Annual Meeting. Verification of ownership will follow.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Anna Bradley of the Jesuit Conference at abradley@jesuit.org or by phone at 301-357-7303.

Respectfully yours,

Beatrice A Reyes

Beatrice A. Reyes, Treasurer
Convent Academy of the Incarnate Word

Enclosure: 2010 Shareholder Resolution

Human Rights - Develop & Adopt Policies

2010 – Chevron Corp.

WHEREAS: Corporations face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations while operating in countries with weak rule of law, endemic corruption, civil conflict, poor labor and environmental standards. This is particularly true for the extractive sector which has the greatest number and most grievous human rights abuses (John Ruggie, UN Special Representative, Business and Human Rights www.umn.edu/humanrts/business/RuggieReport2006.html).

Chevron operates in over 180 countries, many with critically high rates of human rights allegations including Burma, Democratic Republic of the Congo, Nigeria, Angola and Bangladesh (www.foreignpolicy.com/failedstates). Promising future energy reserves are increasingly found in weak governance zones, which often requires joint ventures with state-controlled national oil companies representing governments with marginal concern for or capacity to protect human rights.

Chevron will benefit from a human rights policy which protects and respects the full range of human rights through the project life cycle and thereby mitigates risks to shareholder value. Chevron's Environmental, Social, Health Impact Assessment process is an exclusively internal review which does not provide shareholders any visibility for how the Company will translate aspirational commitments into specific operational standards which extend to venture partners, suppliers and contractors. Chevron's current Human Rights Statement cannot alone imbed and incentivize human rights guardianship, nor is it comprehensive or verifiable.

Chevron's 2008 Corporate Responsibility Report does not include standard Global Reporting Initiative human rights measures for supplier/contractor screening; joint venture agreements; employee training; forced/compulsory labor; and operational impacts on indigenous populations.

Meanwhile, RiskMetrics Group, in a study commissioned by the UN Global Compact initiative for business, reports valuation benefits correlate with progressive disclosure of environmental, social and governance issues. (www.unglobalcompact.org/NewsAndEvents/news_archives/ 2009_06_18.html)

Dr. Ruggie's recent observation is decisive, "The era of declaratory CSR is over; we've moved into 'prove it' time. Companies need systems for managing the risks of human rights harm the way they have systems for managing all other material risks -- bearing in mind that material here means not only impacts on short-term financial results but also on the rights of individuals and communities, which shape the social sustainability of the enterprise." (http://198.170.85.29/Ruggie-Why-Companies-Must-Pay-Attention-to-Human-Rights-5-Nov-2009.pdf)

RESOLVED: Shareholders request the Board to adopt a comprehensive, transparent, verifiable human rights policy and report to shareholders on the plan for implementation by October, 2010.

The report would be prepared at reasonable expense and omitting proprietary information.

Supporting Statement: Shareholders showed their support for a robust human rights policy through increasing votes FOR this resolution over the past four years (29.10% in 2009).

1. This policy will help preserve shareholder value by avoiding conditions which incite human rights violations and associated shareholder risks. Prevention is more cost efficient than reactively "managing" crises.

2. The policy will establish Chevron's leadership and the rewards which flow to the partner of choice.

3. Chevron's Operational Excellence Management System demonstrates the requirements necessary to fulfill corporate policies. Human Rights require the same attention.

JESUITS
CALIFORNIA PROVINCE

DEC 11 2009

DJO

Provincial Office
California Province of the Society of Jesus
300 College Avenue
P.O. Box 519
Los Gatos, CA 95031-0519
408-884-1600 t 408-884-1601 f
www.jesuitscalifornia.org

December 8, 2009

Mr. David O'Reilly
Chairman and CEO
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Dear Mr. O'Reilly,

The California Province of the Society of Jesus is the beneficial owner of 40 shares of Chevron Corporation common stock, and has owned these shares since August 28, 2003. We intend to maintain ownership through the annual meeting in 2010. As verification that we are beneficial owners of common stock in Chevron Corporation, I enclose a letter from our portfolio custodian attesting to this fact.

We are co-filing the attached resolution on human rights with the Wisconsin Province of the Society of Jesus. Therefore, we submit this resolution for consideration and action by the shareholders at the annual meeting, and inclusion in the Company's annual proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the annual meeting to move the resolution as required by SEC rules.

Ms. Anna Bradley is our authorized contact regarding this resolution. She can be reached by email at: abradley@jesuit.org or by post at the U.S. Jesuit Conference, 1016 16th Street N.W. Suite #400, Washington, DC 20036.

We believe a comprehensive, transparent and verifiable human rights policy will help strengthen Chevron's human rights efforts and protect shareholder value. It will establish Chevron as a leader in human rights with the rewards which accrue to the partner of choice.

Sincerely,



Rev. John P. McGarry, S.J.
Provincial

cc: ICCR filers and staff



RESPONDING
to the call of Christ
100 YEARS & BEYOND 1909-2009

Human Rights – Develop and Adopt Policy
2010 Chevron Corporation

WHEREAS:

Corporations face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations while operating in countries with weak rule of law, endemic corruption, civil conflict, poor labor and environmental standards. This is particularly true for the extractive sector which has the greatest number and most grievous human rights abuses (John Ruggie, UN Special Representative, Business and Human Rights www.umn.edu/humanrts/business/RuggieReport2006.html).

Chevron operates in over 180 countries, many with critically high rates of human rights allegations including Burma, Democratic Republic of the Congo, Nigeria, Angola and Bangladesh (www.foreignpolicy.com/failedstates). Promising future energy reserves are increasingly found in weak governance zones, which often requires joint ventures with state-controlled national oil companies representing governments with marginal concern for or capacity to protect human rights.

Chevron will benefit from a human rights policy which protects and respects the full range of human rights through the project life cycle and thereby mitigates risks to shareholder value. Chevron's Environmental, Social, Health Impact Assessment process is an exclusively internal review which does not provide shareholders any visibility for how the Company will translate aspirational commitments into specific operational standards which extend to venture partners, suppliers and contractors. Chevron's current Human Rights Statement cannot alone imbed and incentivize human rights guardianship, nor is it comprehensive or verifiable.

Chevron's 2008 *Corporate Responsibility Report* does not include standard Global Reporting Initiative human rights measures for supplier/contractor screening; joint venture agreements; employee training; forced/compulsory labor; and operational impacts on indigenous populations. Meanwhile, RiskMetrics Group, in a study commissioned by the UN Global Compact initiative for business, reports valuation benefits correlate with progressive disclosure of environmental, social and governance issues.
(www.unglobalcompact.org/NewsAndEvents/news_archives/2009_06_18.html)

Dr. Ruggie's recent observation is decisive, "The era of declaratory CSR is over; we've moved into 'prove it' time. Companies need systems for managing the risks of human rights harm the way they have systems for managing all other material risks – bearing in mind that material here means not only impacts on short-term financial results but also on the rights of individuals and communities, which shape the social sustainability of the enterprise."
(http://198.170.85.29/Ruggie-Why-Companies-Must-Pay-Attention-to-Human-Rights-5-Nov-2009.pdf)

RESOLVED:

Shareholders request the Board to adopt a comprehensive, transparent, verifiable human rights policy and report to shareholders on the plan for implementation by October, 2010.

The report would be prepared at reasonable expense and omitting proprietary information.

SUPPORTING STATEMENT:

Shareholders showed their support for a robust human rights policy through increasing votes FOR this resolution over the past four years (29.10% in 2009).

1. This policy will help preserve shareholder value by avoiding conditions which incite human rights violations and associated shareholder risks. Prevention is more cost efficient than reactively "managing" crises.

2. The policy will establish Chevron's leadership and the rewards which flow to the partner of choice.

3. Chevron's Operational Excellence Management System demonstrates the requirements necessary to fulfill corporate policies. Human Rights require the same attention.


IHS
JESUITS
MISSOURI PROVINCE

December 8, 2009

Mr. David O'Reilly
Chairman and CEO
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Dear Mr. O'Reilly:

The Jesuits of the Missouri Province (aka Society of Jesus) are shareowners in Chevron Corporation. We seek to integrate our faith based values, virtues and mission with our investment portfolio. Since January 2005, our group of concerned investors has been in dialogue with Chevron regarding the need to develop and implement a corporate human rights policy.

At a recent dialogue with Chevron, our group was pleased to learn of some initial internal steps to draft a policy, under the direction of the Global Issues Committee. However, we have yet to see any specific policy language or implementation plan. It remains unclear to us how comprehensive and measurable any future policy will be and how shareholders and other stakeholders might participate in the process. Further, it is our understanding that any human rights policy must still pass through several committees before final board approval and roll-out.

We request that the Board of Directors vigorously pursue the development of a comprehensive, verifiable and transparent human rights policy. We do not believe our company's current Human Rights Statement meets these standards. Sustained and growing co-filer endorsements and shareholder votes FOR this resolution indicate wide support among Chevron shareholders.

Therefore, the Jesuits of the Missouri Province join as co-filers, with the Wisconsin Province of the Society of Jesus, of the enclosed resolution for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the annual meeting to move the resolution as required by SEC rules.

As verification that we are beneficial owners of common stock in Chevron Corporation, I enclose a letter from our portfolio custodian attesting to this fact. Ms. Anna Bradley is your contact regarding this resolution. She can be reached by email at: abradley@jesuit.org or by post at the U.S. Jesuit Conference, 1016 16th Street N.W. Suite #400, Washington, DC 20036.

We believe a comprehensive, transparent and verifiable human rights policy will help strengthen Chevron's human rights efforts and protect shareholder value. It will establish Chevron as a leader in human rights with the rewards which accrue to the partner of choice.

Sincerely Yours,

Sean T. Q. Agniel
Provincial Assistant for Social and International Ministries

Cc: Ms. Anna Bradley, ICCR staff

4511 West Pine Boulevard • Saint Louis, Missouri 63108-2191
314-361-7765 • 800-325-9924 • fax 314-758-7164 • moprov@jesuits-mis.org • www.jesuits-mis.org

Human Rights – Develop and Adopt Policy
2010 Chevron Corporation

WHEREAS:

Corporations face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations while operating in countries with weak rule of law, endemic corruption, civil conflict, poor labor and environmental standards. This is particularly true for the extractive sector which has the greatest number and most grievous human rights abuses (John Ruggie, UN Special Representative, Business and Human Rights www.umn.edu/humanrts/business/RuggieReport2006.html).

Chevron operates in over 180 countries, many with critically high rates of human rights allegations including Burma, Democratic Republic of the Congo, Nigeria, Angola and Bangladesh (www.foreignpolicy.com/failedstates). Promising future energy reserves are increasingly found in weak governance zones, which often requires joint ventures with state-controlled national oil companies representing governments with marginal concern for or capacity to protect human rights.

Chevron will benefit from a human rights policy which protects and respects the full range of human rights through the project life cycle and thereby mitigates risks to shareholder value. Chevron's Environmental, Social, Health Impact Assessment process is an exclusively internal review which does not provide shareholders any visibility for how the Company will translate aspirational commitments into specific operational standards which extend to venture partners, suppliers and contractors. Chevron's current Human Rights Statement cannot alone imbed and incentivize human rights guardianship, nor is it comprehensive or verifiable.

Chevron's 2008 *Corporate Responsibility Report* does not include standard Global Reporting Initiative human rights measures for supplier/contractor screening; joint venture agreements; employee training; forced/compulsory labor; and operational impacts on indigenous populations. Meanwhile, RiskMetrics Group, in a study commissioned by the UN Global Compact initiative for business, reports valuation benefits correlate with progressive disclosure of environmental, social and governance issues.
(www.unglobalcompact.org/NewsAndEvents/news_archives/2009_06_18.html)

Dr. Ruggie's recent observation is decisive, "The era of declaratory CSR is over; we've moved into 'prove it' time. Companies need systems for managing the risks of human rights harm the way they have systems for managing all other material risks -- bearing in mind that material here means not only impacts on short-term financial results but also on the rights of individuals and communities, which shape the social sustainability of the enterprise."
(http://198.170.85.29/Ruggie-Why-Companies-Must-Pay-Attention-to-Human-Rights-5-Nov-2009.pdf)

RESOLVED:

Shareholders request the Board to adopt a comprehensive, transparent, verifiable human rights policy and report to shareholders on the plan for implementation by October, 2010.

The report would be prepared at reasonable expense and omitting proprietary information.

SUPPORTING STATEMENT:

Shareholders showed their support for a robust human rights policy through increasing votes FOR this resolution over the past four years (29.10% in 2009).

1. This policy will help preserve shareholder value by avoiding conditions which incite human rights violations and associated shareholder risks. Prevention is more cost efficient than reactively "managing" crises.

2. The policy will establish Chevron's leadership and the rewards which flow to the partner of choice.

3. Chevron's Operational Excellence Management System demonstrates the requirements necessary to fulfill corporate policies. Human Rights require the same attention.

New England Province of Jesuits

JESUITS

December 8, 2009

Mr. David O'Reilly
Chairman and CEO
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Dear Mr. O'Reilly:

The New England Province of the Society of Jesus is a shareholder in Chevron Corporation. As religious investors, we seek to reflect our values, principles and mission in our investment decisions. Since January, 2005, our group of concerned investors has been in dialogue with Chevron Corporation regarding the need to develop a corporate human rights policy.

You are aware that there is a substantial and growing vote for our resolution among Chevron shareholders. We are requesting that the Board of Directors pursues the development of a comprehensive, transparent, and verifiable human rights policy as critically important to support the values of our company's Human Rights statement and the Chevron way.

The New England Province is co-filing with the Wisconsin Province of the Society of Jesus the enclosed resolution for inclusion in the proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We are the beneficial owner of 43 shares of Chevron Corporation common stock which we have held for more than a year; we intend to maintain ownership through the annual meeting of 2010. Verification is enclosed.

Our authorized contact person is Anna Bradley who can be reached at abradley@jesuit.org and at the Jesuit Conference, 1016 16th Street, Suite 400, Washington, D.C. 20036.

Sincerely,



Very Rev. Myles N. Sheehan, S.J.
Provincial

Enc.

PROVINCIAL OFFICE 85 School Street | Watertown, MA 02472-4251 | 617-607-2800 p | 617-607-2888 f | sjnen@sjnen.org
Mailing address: P.O. Box 9199 | Watertown, MA 02471-9199 | www.sjnen.org

Human Rights – Develop and Adopt Policy
2010 Chevron Corporation

WHEREAS:

Corporations face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations while operating in countries with weak rule of law, endemic corruption, civil conflict, poor labor and environmental standards. This is particularly true for the extractive sector which has the greatest number and most grievous human rights abuses (John Ruggie, UN Special Representative, Business and Human Rights www.umn.edu/humanrts/business/RuggieReport2006.html).

Chevron operates in over 180 countries, many with critically high rates of human rights allegations including Burma, Democratic Republic of the Congo, Nigeria, Angola and Bangladesh (www.foreignpolicy.com/failedstates). Promising future energy reserves are increasingly found in weak governance zones, which often requires joint ventures with state-controlled national oil companies representing governments with marginal concern for or capacity to protect human rights.

Chevron will benefit from a human rights policy which protects and respects the full range of human rights through the project life cycle and thereby mitigates risks to shareholder value. Chevron's Environmental, Social, Health Impact Assessment process is an exclusively internal review which does not provide shareholders any visibility for how the Company will translate aspirational commitments into specific operational standards which extend to venture partners, suppliers and contractors. Chevron's current Human Rights Statement cannot alone imbed and incentivize human rights guardianship, nor is it comprehensive or verifiable.

Chevron's 2008 *Corporate Responsibility Report* does not include standard Global Reporting Initiative human rights measures for supplier/contractor screening; joint venture agreements; employee training; forced/compulsory labor; and operational impacts on indigenous populations. Meanwhile, RiskMetrics Group, in a study commissioned by the UN Global Compact initiative for business, reports valuation benefits correlate with progressive disclosure of environmental, social and governance issues.
(www.unglobalcompact.org/NewsAndEvents/news_archives/2009_06_18.html)

Dr. Ruggie's recent observation is decisive, "The era of declaratory CSR is over; we've moved into 'prove it' time. Companies need systems for managing the risks of human rights harm the way they have systems for managing all other material risks — bearing in mind that material here means not only impacts on short-term financial results but also on the rights of individuals and communities, which shape the social sustainability of the enterprise."
(http://198.170.85.29/Ruggie-Why-Companies-Must-Pay-Attention-to-Human-Rights-5-Nov-2009.pdf)

RESOLVED:

Shareholders request the Board to adopt a comprehensive, transparent, verifiable human rights policy and report to shareholders on the plan for implementation by October, 2010.

The report would be prepared at reasonable expense and omitting proprietary information.

SUPPORTING STATEMENT:

Shareholders showed their support for a robust human rights policy through increasing votes FOR this resolution over the past four years (29.10% in 2009).

1. This policy will help preserve shareholder value by avoiding conditions which incite human rights violations and associated shareholder risks. Prevention is more cost efficient than reactively "managing" crises.

2. The policy will establish Chevron's leadership and the rewards which flow to the partner of choice.

3. Chevron's Operational Excellence Management System demonstrates the requirements necessary to fulfill corporate policies. Human Rights require the same attention.


DOMINICAN SISTERS
SAN RAFAEL, CALIFORNIA

SISTERS of ST. DOMINIC
CONGREGATION of the MOST HOLY NAME

1520 Grand Avenue
San Rafael, CA 94901-2236
FAX (415) 453-8367

December 8, 2009

DEC 14 2009
DJO

Matt Benner

Mr. David O'Reilly
Chairman and CEO
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Dear Mr. O'Reilly,

We, the Sisters of St. Dominic, Congregation of the Most Holy Name, are shareholders in Chevron Corporation. We have participated in dialogues with Chevron through our partnership with JOLT and ICCR on the issue of a human rights policy over a number of years.

We are pleased that efforts to draft a policy on human rights are under way. However, we agree with the primary filers, the Wisconsin Province of the Society of Jesus, that progress and openness is not satisfactory.

We request that the Board of Directors vigorously pursue the development of a comprehensive, verifiable and transparent human rights policy and implementation plan. It is the right thing to do in today's global environment.

Therefore, we submit this resolution, as co-filers with the Wisconsin Jesuits, for consideration and action by the shareholders at the annual meeting, and for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

We have been beneficial owners of common stock in Chevron Corporation for a number of years. You will receive confirmation of ownership directly from our portfolio custodian, Charles Schwab & Co. We will continue to hold our stock until after the next annual meeting.

Ms. Anna Bradley is your contact acting on our behalf regarding this resolution. She can be reached by email at: abradley@jesuit.org or by post at the U.S. Jesuit Conference, 1016 16th Street N.W. Suite #400, Washington, DC 20036.

Sincerely,

Thomas E. Bertelsen

Thomas E. Bertelsen, Jr.
Chief Financial Officer

cc: ICCR Staff
Ms. Anna Bradley
Sister Margaret Diener, OP

Human Rights – Develop and Adopt Policy
2010 Chevron Corporation

WHEREAS:

Corporations face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations while operating in countries with weak rule of law, endemic corruption, civil conflict, poor labor and environmental standards. This is particularly true for the extractive sector which has the greatest number and most grievous human rights abuses (John Ruggie, UN Special Representative, Business and Human Rights www.umn.edu/humanrts/business/RuggieReport2006.html).

Chevron operates in over 180 countries, many with critically high rates of human rights allegations including Burma, Democratic Republic of the Congo, Nigeria, Angola and Bangladesh (www.foreignpolicy.com/failedstates). Promising future energy reserves are increasingly found in weak governance zones, which often requires joint ventures with state-controlled national oil companies representing governments with marginal concern for or capacity to protect human rights.

Chevron will benefit from a human rights policy which protects and respects the full range of human rights through the project life cycle and thereby mitigates risks to shareholder value. Chevron's Environmental, Social, Health Impact Assessment process is an exclusively internal review which does not provide shareholders any visibility for how the Company will translate aspirational commitments into specific operational standards which extend to venture partners, suppliers and contractors. Chevron's current Human Rights Statement cannot alone imbed and incentivize human rights guardianship, nor is it comprehensive or verifiable.

Chevron's 2008 *Corporate Responsibility Report* does not include standard Global Reporting Initiative human rights measures for supplier/contractor screening; joint venture agreements; employee training; forced/compulsory labor; and operational impacts on indigenous populations.
Meanwhile, RiskMetrics Group, in a study commissioned by the UN Global Compact initiative for business, reports valuation benefits correlate with progressive disclosure of environmental, social and governance issues. (www.unglobalcompact.org/NewsAndEvents/news_archives/2009_06_18.html)

Dr. Ruggie's recent observation is decisive, "The era of declaratory CSR is over; we've moved into 'prove it' time. Companies need systems for managing the risks of human rights harm the way they have systems for managing all other material risks -- bearing in mind that material here means not only impacts on short-term financial results but also on the rights of individuals and communities, which shape the social sustainability of the enterprise." (http://198.170.85.29/Ruggie-Why-Companies-Must-Pay-Attention-to-Human-Rights-5-Nov-2009.pdf)

RESOLVED:

Shareholders request the Board to adopt a comprehensive, transparent, verifiable human rights policy and report to shareholders on the plan for implementation by October, 2010.

The report would be prepared at reasonable expense and omitting proprietary information.

SUPPORTING STATEMENT:

Shareholders showed their support for a robust human rights policy through increasing votes FOR this resolution over the past four years (29.10% in 2009).

1. This policy will help preserve shareholder value by avoiding conditions which incite human rights violations and associated shareholder risks. Prevention is more cost efficient than reactively "managing" crises.

2. The policy will establish Chevron's leadership and the rewards which flow to the partner of choice.

3. Chevron's Operational Excellence Management System demonstrates the requirements necessary to fulfill corporate policies. Human Rights require the same attention.



Dominican Sisters of Hope
FINANCE OFFICE

December 7, 2009

David O'Reilly, Chief Executive Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

Co-sponsor

Dear Mr. O'Reilly:

On behalf of the Dominican Sisters of Hope, I am authorized to submit the following resolution which asks that the Board of Directors adopt a comprehensive, transparent, verifiable human rights policy and report to shareholders on the plan for implementation by October, 2010, for inclusion in the proxy statement of the next annual meeting under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Dominican Sisters of Hope is co-sponsoring the resolution with the Wisconsin Province of the Society of Jesus-- Anna C. Bradley at the Jesuit Conference, Washington, DC is our contact--and others associated with the Interfaith Center on Corporate Responsibility.

We are joining with the Jesuits and the other many socially responsible investors in filing this resolution because we believe that after several years of dialogue with you, we agree it is time for Chevron to adopt and announce its policy.

The Dominican Sisters of Hope is the beneficial owner of 6,485 shares of Chevron stock. Verification of ownership follows. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Valerie Heinonen, osu,

Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
205 Avenue C, Apt 10E
NY NY 10009
Phone/fax 212 674 2542

Human Rights – Develop and Adopt Policy

2010 Chevron Corporation

WHEREAS:
Corporations face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations while operating in countries with weak rule of law, endemic corruption, civil conflict, poor labor and environmental standards. This is particularly true for the extractive sector which has the greatest number and most grievous human rights abuses (John Ruggie, UN Special Representative, Business and Human Rights www.umn.edu/humanrts/business/RuggieReport2006.html).

Chevron operates in over 180 countries, many with critically high rates of human rights allegations including Burma, Democratic Republic of the Congo, Nigeria, Angola and Bangladesh (www.foreignpolicy.com/failedstates). Promising future energy reserves are increasingly found in weak governance zones, which often requires joint ventures with state-controlled national oil companies representing governments with marginal concern for or capacity to protect human rights.

Chevron will benefit from a human rights policy which protects and respects the full range of human rights through the project life cycle and thereby mitigates risks to shareholder value. Chevron's Environmental, Social, Health Impact Assessment process is an exclusively internal review which does not provide shareholders any visibility for how the Company will translate aspirational commitments into specific operational standards which extend to venture partners, suppliers and contractors. Chevron's current Human Rights Statement cannot alone imbed and incentivize human rights guardianship, nor is it comprehensive or verifiable.

Chevron's 2008 *Corporate Responsibility Report* does not include standard Global Reporting Initiative human rights measures for supplier/contractor screening; joint venture agreements; employee training; forced/compulsory labor; and operational impacts on indigenous populations.
Meanwhile, RiskMetrics Group, in a study commissioned by the UN Global Compact initiative for business, reports valuation benefits correlate with progressive disclosure of environmental, social and governance issues. (www.unglobalcompact.org/NewsAndEvents/news_archives/2009_06_18.html)

Dr. Ruggie's recent observation is decisive, "The era of declaratory CSR is over; we've moved into 'prove it' time. Companies need systems for managing the risks of human rights harm the way they have systems for managing all other material risks -- bearing in mind that material here means not only impacts on short-term financial results but also on the rights of individuals and communities, which shape the social sustainability of the enterprise." (http://198.170.85.29/Ruggie-Why-Companies-Must-Pay-Attention-to-Human-Rights-5-Nov-2009.pdf)

RESOLVED:
Shareholders request the Board to adopt a comprehensive, transparent, verifiable human rights policy and report to shareholders on the plan for implementation by October, 2010.

The report would be prepared at reasonable expense and omitting proprietary information.

SUPPORTING STATEMENT:
Shareholders showed their support for a robust human rights policy through increasing votes FOR this resolution over the past four years (29.10% in 2009).

1. This policy will help preserve shareholder value by avoiding conditions which incite human rights violations and associated shareholder risks. Prevention is more cost efficient than reactively "managing" crises.
2. The policy will establish Chevron's leadership and the rewards which flow to the partner of choice.
3. Chevron's Operational Excellence Management System demonstrates the requirements necessary to fulfill corporate policies. Human Rights require the same attention.



Mount St. Scholastica

Benedictine Sisters

December 7, 2009

Lydia I. Beebe,
Corporate Secretary and Chief Governance Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Dear Ms. Beebe:

I am writing you on behalf of Benedictine Sisters of Mount St. Scholastica in support the stockholder resolution on Human Rights – Develop and Adopt Policies. In brief, the proposal states that shareholders request the Board to adopt a comprehensive, transparent, verifiable human rights policy and report to shareholders on the plan for implementation by October, 2010. The report would be prepared at reasonable expense and omitting proprietary information.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with the Jesuit Conference for consideration and action by the shareholders at the 2010 Annual Meeting. I hereby submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2010 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 917 shares of Chevron Corp. stock and intend to hold $2,000 worth through the date of the 2010 Annual Meeting. Verification of ownership will follow.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Anna Bradley of the Jesuit Conference at abradley@jesuit.org or by phone at 301-357-7303.

Respectfully yours,



Rose Marie Stallbaumer, Treasurer

Enclosure: 2010 Shareholder Resolution

801 S. 8TH STREET | ATCHISON, KS 66002 | 913.360.6200 | FAX 913.360.6190
www.mountosb.org

Human Rights - Develop & Adopt Policies

2010 – Chevron Corp.

WHEREAS: Corporations face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations while operating in countries with weak rule of law, endemic corruption, civil conflict, poor labor and environmental standards. This is particularly true for the extractive sector which has the greatest number and most grievous human rights abuses (John Ruggie, UN Special Representative, Business and Human Rights www.umn.edu/humanrts/business/RuggieReport2006.html).

Chevron operates in over 180 countries, many with critically high rates of human rights allegations including Burma, Democratic Republic of the Congo, Nigeria, Angola and Bangladesh (www.foreignpolicy.com/failedstates). Promising future energy reserves are increasingly found in weak governance zones, which often requires joint ventures with state-controlled national oil companies representing governments with marginal concern for or capacity to protect human rights.

Chevron will benefit from a human rights policy which protects and respects the full range of human rights through the project life cycle and thereby mitigates risks to shareholder value. Chevron's Environmental, Social, Health Impact Assessment process is an exclusively internal review which does not provide shareholders any visibility for how the Company will translate aspirational commitments into specific operational standards which extend to venture partners, suppliers and contractors. Chevron's current Human Rights Statement cannot alone imbed and incentivize human rights guardianship, nor is it comprehensive or verifiable.

Chevron's 2008 Corporate Responsibility Report does not include standard Global Reporting Initiative human rights measures for supplier/contractor screening; joint venture agreements; employee training; forced/compulsory labor; and operational impacts on indigenous populations.

Meanwhile, RiskMetrics Group, in a study commissioned by the UN Global Compact initiative for business, reports valuation benefits correlate with progressive disclosure of environmental, social and governance issues. (www.unglobalcompact.org/NewsAndEvents/news_archives/ 2009_06_18.html)

Dr. Ruggie's recent observation is decisive, "The era of declaratory CSR is over; we've moved into 'prove it' time. Companies need systems for managing the risks of human rights harm the way they have systems for managing all other material risks – bearing in mind that material here means not only impacts on short-term financial results but also on the rights of individuals and communities, which shape the social sustainability of the enterprise." (http://198.170.85.29/Ruggie-Why-Companies-Must-Pay-Attention-to-Human-Rights-5-Nov-2009.pdf)

RESOLVED: Shareholders request the Board to adopt a comprehensive, transparent, verifiable human rights policy and report to shareholders on the plan for implementation by October, 2010.

The report would be prepared at reasonable expense and omitting proprietary information.

Supporting Statement: Shareholders showed their support for a robust human rights policy through increasing votes FOR this resolution over the past four years (29.10% in 2009).

1. This policy will help preserve shareholder value by avoiding conditions which incite human rights violations and associated shareholder risks. Prevention is more cost efficient than reactively "managing" crises.

2. The policy will establish Chevron's leadership and the rewards which flow to the partner of choice.

3. Chevron's Operational Excellence Management System demonstrates the requirements necessary to fulfill corporate policies. Human Rights require the same attention.



Catholic Healthcare West

December 3, 2009

DEC 04 2009
DJO
Matt Berry
T3189

Mr. David O'Reilly
Chairman and CEO
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Dear Mr. O'Reilly,

Catholic Healthcare West, in collaboration with The Wisconsin Province of the Society of Jesus, hereby submits the enclosed proposal Human Rights – Develop and Adopt Policy for inclusion in the proxy statement for consideration and action by the 2010 shareholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934.

Catholic Healthcare West has held over $2000.00 worth of Chevron Corporation stock for more than one year and will continue to hold shares in the company through the stockholder meeting. Proof of ownership will be provided upon request. A representative of the filers will attend the stockholders meeting to move the resolution as required by the rules of the Securities and Exchange Commission (SEC).

Sincerely yours,

Susan Vickers, RSM

Susan Vickers, RSM
Vice President Community Health

cc: Rev. G. Thomas Krettek, S.J., The Wisconsin Province of the Society of Jesus
Julie Wokaty, Interfaith Center on Corporate Responsibility

185 Berry Street, Suite 300
San Francisco, CA 94107
415.438.5500 *telephone*
415.438.5724 *fax*

chwHEALTH.org

Human Rights – Develop and Adopt Policy
2010 Chevron Corporation

WHEREAS:

Corporations face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations while operating in countries with weak rule of law, endemic corruption, civil conflict, poor labor and environmental standards. This is particularly true for the extractive sector which has the greatest number and most grievous human rights abuses (John Ruggie, UN Special Representative, Business and Human Rights www.umn.edu/humanrts/business/RuggieReport2006.html).

Chevron operates in over 180 countries, many with critically high rates of human rights allegations including Burma, Democratic Republic of the Congo, Nigeria, Angola and Bangladesh (www.foreignpolicy.com/failedstates). Promising future energy reserves are increasingly found in weak governance zones, which often requires joint ventures with state-controlled national oil companies representing governments with marginal concern for or capacity to protect human rights.

Chevron will benefit from a human rights policy which protects and respects the full range of human rights through the project life cycle and thereby mitigates risks to shareholder value. Chevron's Environmental, Social, Health Impact Assessment process is an exclusively internal review which does not provide shareholders any visibility for how the Company will translate aspirational commitments into specific operational standards which extend to venture partners, suppliers and contractors. Chevron's current Human Rights Statement cannot alone imbed and incentivize human rights guardianship, nor is it comprehensive or verifiable.

Chevron's 2008 *Corporate Responsibility Report* does not include standard Global Reporting Initiative human rights measures for supplier/contractor screening; joint venture agreements; employee training; forced/compulsory labor; and operational impacts on indigenous populations. Meanwhile, RiskMetrics Group, in a study commissioned by the UN Global Compact initiative for business, reports valuation benefits correlate with progressive disclosure of environmental, social and governance issues.
(www.unglobalcompact.org/NewsAndEvents/news_archives/2009_06_18.html)

Dr. Ruggie's recent observation is decisive, "The era of declaratory CSR is over; we've moved into 'prove it' time. Companies need systems for managing the risks of human rights harm the way they have systems for managing all other material risks – bearing in mind that material here means not only impacts on short-term financial results but also on the rights of individuals and communities, which shape the social sustainability of the enterprise."
(http://198.170.85.29/Ruggie-Why-Companies-Must-Pay-Attention-to-Human-Rights-5-Nov-2009.pdf)

RESOLVED:

Shareholders request the Board to adopt a comprehensive, transparent, verifiable human rights policy and report to shareholders on the plan for implementation by October, 2010.

The report would be prepared at reasonable expense and omitting proprietary information.

SUPPORTING STATEMENT:

Shareholders showed their support for a robust human rights policy through increasing votes FOR this resolution over the past four years (29.10% in 2009).

1. This policy will help preserve shareholder value by avoiding conditions which incite human rights violations and associated shareholder risks. Prevention is more cost efficient than reactively "managing" crises.

2. The policy will establish Chevron's leadership and the rewards which flow to the partner of choice.

3. Chevron's Operational Excellence Management System demonstrates the requirements necessary to fulfill corporate policies. Human Rights require the same attention.

Creighton
UNIVERSITY

Vice President for Administration and Finance

December 3, 2009

Mr. David O'Reilly
Chairman and CEO
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

DEC 09 2009
DJO
Matt Berner

Dear Mr. O'Reilly:

Creighton University is a shareholder in Chevron Corporation. As a religious investor, we seek to reflect our values, principles and mission in our investment decisions. Since January 2005, our group of concerned investors has been in dialogue with Chevron regarding the need to develop and implement a corporate human rights policy.

At our recent dialogue with Chevron, we were pleased to learn of some initial internal steps to draft a policy, under the direction of the Global Issues Committee. However, we have yet to see any specific policy language or implementation plan. It remains unclear to us how comprehensive and measurable any future policy will be and how shareholders and other stakeholders might participate in the process. Further, it is our understanding that any human rights policy must still pass through several committees before final board approval and roll-out.

We request that the Board of Directors vigorously pursue the development of a comprehensive, verifiable and transparent human rights policy. We do not believe our company's current Human Rights Statement meets these standards. Sustained and growing co-filer endorsements and shareholder votes FOR this resolution indicate wide support among Chevron shareholders.

Therefore, we submit for consideration and action by the shareholders at the annual meeting, this resolution for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We will continue to hold at least $2,000 worth of stock until after the next annual meeting.

As verification that we are beneficial owners of common stock in Chevron Corporation, I enclose a letter from our portfolio custodian attesting to this fact. Ms. Anna Bradley is your contact regarding this resolution. She can be reached by email at: abradley@jesuit.org or by post at the U.S. Jesuit Conference, 1016 16th Street N.W. Suite #400, Washington, DC 20036.

We believe a comprehensive, transparent and verifiable human rights policy will help strengthen Chevron's human rights efforts and protect shareholder value. It will establish Chevron as a leader in human rights with the rewards which accrue to the partner of choice.

Sincerely,



Leroy A. Galles
Associate Vice President for Finance

cc: ICCR filers and staff
Silvia Garrigo, Manager, Global Issues and Policy, Government and Public Affairs

2500 California Plaza • Omaha, Nebraska 68178 • phone: 402.280.2131 • fax: 402.280.5780

Human Rights – Develop and Adopt Policy
2010 Chevron Corporation

WHEREAS:

Corporations face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations while operating in countries with weak rule of law, endemic corruption, civil conflict, poor labor and environmental standards. This is particularly true for the extractive sector which has the greatest number and most grievous human rights abuses (John Ruggie, UN Special Representative, Business and Human Rights www.umn.edu/humanrts/business/RuggieReport2006.html).

Chevron operates in over 180 countries, many with critically high rates of human rights allegations including Burma, Democratic Republic of the Congo, Nigeria, Angola and Bangladesh (www.foreignpolicy.com/failedstates). Promising future energy reserves are increasingly found in weak governance zones, which often requires joint ventures with state-controlled national oil companies representing governments with marginal concern for or capacity to protect human rights.

Chevron will benefit from a human rights policy which protects and respects the full range of human rights through the project life cycle and thereby mitigates risks to shareholder value. Chevron's Environmental, Social, Health Impact Assessment process is an exclusively internal review which does not provide shareholders any visibility for how the Company will translate aspirational commitments into specific operational standards which extend to venture partners, suppliers and contractors. Chevron's current Human Rights Statement cannot alone imbed and incentivize human rights guardianship, nor is it comprehensive or verifiable.

Chevron's 2008 *Corporate Responsibility Report* does not include standard Global Reporting Initiative human rights measures for supplier/contractor screening; joint venture agreements; employee training; forced/compulsory labor; and operational impacts on indigenous populations. Meanwhile, RiskMetrics Group, in a study commissioned by the UN Global Compact initiative for business, reports valuation benefits correlate with progressive disclosure of environmental, social and governance issues.
(www.unglobalcompact.org/NewsAndEvents/news_archives/2009_06_18.html)

Dr. Ruggie's recent observation is decisive, "The era of declaratory CSR is over; we've moved into 'prove it' time. Companies need systems for managing the risks of human rights harm the way they have systems for managing all other material risks -- bearing in mind that material here means not only impacts on short-term financial results but also on the rights of individuals and communities, which shape the social sustainability of the enterprise."
(http://198.170.85.29/Ruggie-Why-Companies-Must-Pay-Attention-to-Human-Rights-5-Nov-2009.pdf)

RESOLVED:

Shareholders request the Board to adopt a comprehensive, transparent, verifiable human rights policy and report to shareholders on the plan for implementation by October, 2010.

The report would be prepared at reasonable expense and omitting proprietary information.

SUPPORTING STATEMENT:

Shareholders showed their support for a robust human rights policy through increasing votes FOR this resolution over the past four years (29.10% in 2009).

1. This policy will help preserve shareholder value by avoiding conditions which incite human rights violations and associated shareholder risks. Prevention is more cost efficient than reactively "managing" crises.

2. The policy will establish Chevron's leadership and the rewards which flow to the partner of choice.

3. Chevron's Operational Excellence Management System demonstrates the requirements necessary to fulfill corporate policies. Human Rights require the same attention.


School Sisters of Notre Dame
St. Louis Province

320 East Ripa Avenue
St. Louis, MO 63125-2897
314-544-0455 voice
314-544-6754 fax
www.ssnd-sl.org

December 7, 2009

David O'Reilly, CEO
Chevron Texaco
6001 Bollinger Canyon Rd.
San Ramon, CA 94583-2324

Dear Mr. O'Reilly:

I am writing you on behalf of the School Sisters of Notre Dame, an international religious congregation committed to the well-being and quality of life of the human family throughout the world.

We believe we are all responsible for protecting the dignity of our brothers and sisters around the world. We are concerned about consistent human rights abuses in many nations where our company has business operations. We hope our company is willing to adopt a comprehensive, transparent, verifiable human rights policy and report to shareholders on the plan of implementation.

The School Sisters of Notre Dame of St. Louis are the beneficial owners of 1,000 shares of Chevron Texaco stock. Verification of ownership of the shares is attached. We have held these stocks continuously for over a year and we intend to hold the stock at least through the date of the annual meeting.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with the Wisconsin Province of the Society of Jesus. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the next stockholders meeting in accordance with Rule 14-a 8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. The contact person is Ms. Anna Bradley. She can be reached by email at abradley@jesuit.org or by post at U.S. Jesuit Conference, 1016 16th St. N.W. Suite #400, Washington, DC 20036. A representative of the filers will attend the shareholders' meeting to move the resolution. We hope that the company will continue to dialogue with the filers about this proposal.

We hope that the Board of Directors will agree to support and implement this shareholder resolution.

Sincerely,

Sister Linda Jansen, SSND

Sister Linda Jansen, SSND
Provincial Treasurer

Transforming the World through Education

Human Rights – Develop and Adopt Policy
2010 Chevron Corporation

WHEREAS:

Corporations face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations while operating in countries with weak rule of law, endemic corruption, civil conflict, poor labor and environmental standards. This is particularly true for the extractive sector which has the greatest number and most grievous human rights abuses (John Ruggie, UN Special Representative, Business and Human Rights www.umn.edu/humanrts/business/RuggieReport2006.html).

Chevron operates in over 180 countries, many with critically high rates of human rights allegations including Burma, Democratic Republic of the Congo, Nigeria, Angola and Bangladesh (www.foreignpolicy.com/failedstates). Promising future energy reserves are increasingly found in weak governance zones, which often requires joint ventures with state-controlled national oil companies representing governments with marginal concern for or capacity to protect human rights.

Chevron will benefit from a human rights policy which protects and respects the full range of human rights through the project life cycle and thereby mitigates risks to shareholder value. Chevron's Environmental, Social, Health Impact Assessment process is an exclusively internal review which does not provide shareholders any visibility for how the Company will translate aspirational commitments into specific operational standards which extend to venture partners, suppliers and contractors. Chevron's current Human Rights Statement cannot alone imbed and incentivize human rights guardianship, nor is it comprehensive or verifiable.

Chevron's 2008 *Corporate Responsibility Report* does not include standard Global Reporting Initiative human rights measures for supplier/contractor screening; joint venture agreements; employee training; forced/compulsory labor; and operational impacts on indigenous populations. Meanwhile, RiskMetrics Group, in a study commissioned by the UN Global Compact initiative for business, reports valuation benefits correlate with progressive disclosure of environmental, social and governance issues.
(www.unglobalcompact.org/NewsAndEvents/news_archives/2009_06_18.html)

Dr. Ruggie's recent observation is decisive, "The era of declaratory CSR is over; we've moved into 'prove it' time. Companies need systems for managing the risks of human rights harm the way they have systems for managing all other material risks -- bearing in mind that material here means not only impacts on short-term financial results but also on the rights of individuals and communities, which shape the social sustainability of the enterprise."
(http://198.170.85.29/Ruggie-Why-Companies-Must-Pay-Attention-to-Human-Rights-5-Nov-2009.pdf)

RESOLVED:

Shareholders request the Board to adopt a comprehensive, transparent, verifiable human rights policy and report to shareholders on the plan for implementation by October, 2010.

The report would be prepared at reasonable expense and omitting proprietary information.

SUPPORTING STATEMENT:

Shareholders showed their support for a robust human rights policy through increasing votes FOR this resolution over the past four years (29.10% in 2009).

1. This policy will help preserve shareholder value by avoiding conditions which incite human rights violations and associated shareholder risks. Prevention is more cost efficient than reactively "managing" crises.

2. The policy will establish Chevron's leadership and the rewards which flow to the partner of choice.

3. Chevron's Operational Excellence Management System demonstrates the requirements necessary to fulfill corporate policies. Human Rights require the same attention.



Sisters of Mercy of the Americas
Hermanas de la Misericordia de las Américas

WEST MIDWEST COMMUNITY

December 7, 2009

co-sponsor

David O'Reilly, Chief Executive Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

Dear Mr. O'Reilly:

On behalf of the Sisters of Mercy, Regional Community of Detroit Charitable Trust, I am authorized to submit the following resolution, which asks that the Board of Directors adopt a comprehensive, transparent, verifiable human rights policy and report to shareholders on the plan for implementation by October, 2010, for inclusion in the proxy statement of the next annual meeting under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Sisters of Mercy, Regional Community of Detroit Charitable Trust is co-sponsoring the resolution with the Wisconsin Province of the Society of Jesus—Anna C. Bradley at the Jesuit Conference, Washington, DC is our contact—and others associated with the Interfaith Center on Corporate Responsibility.

The Sisters of Mercy encourage Chevron's Board and management to adopt and promulgate a human rights policy. Civil strife, if not outright war, has become a component of the search and extraction of minerals, particularly oil and gas, as nations strive to control those resources. We believe some sort of basic guidelines have to be in place so that the human rights of those whose communities are invaded can count on protection for themselves and their families.

The Sisters of Mercy, Regional Community of Detroit Charitable Trust is the beneficial owner of 7,750 shares of Chevron stock. Verification of ownership follows. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Valerie Heinonen, osu

Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
205 Avenue C, Apt 10E
NY, NY 10009
Telephone and fax: 212 674 2542

Human Rights – Develop and Adopt Policy

2010 Chevron Corporation

WHEREAS:
Corporations face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations while operating in countries with weak rule of law, endemic corruption, civil conflict, poor labor and environmental standards. This is particularly true for the extractive sector which has the greatest number and most grievous human rights abuses (John Ruggie, UN Special Representative, Business and Human Rights www.umn.edu/humanrts/business/RuggieReport2006.html).

Chevron operates in over 180 countries, many with critically high rates of human rights allegations including Burma, Democratic Republic of the Congo, Nigeria, Angola and Bangladesh (www.foreignpolicy.com/failedstates). Promising future energy reserves are increasingly found in weak governance zones, which often requires joint ventures with state-controlled national oil companies representing governments with marginal concern for or capacity to protect human rights.

Chevron will benefit from a human rights policy which protects and respects the full range of human rights through the project life cycle and thereby mitigates risks to shareholder value. Chevron's Environmental, Social, Health Impact Assessment process is an exclusively internal review which does not provide shareholders any visibility for how the Company will translate aspirational commitments into specific operational standards which extend to venture partners, suppliers and contractors. Chevron's current Human Rights Statement cannot alone imbed and incentivize human rights guardianship, nor is it comprehensive or verifiable.

Chevron's 2008 *Corporate Responsibility Report* does not include standard Global Reporting Initiative human rights measures for supplier/contractor screening; joint venture agreements; employee training; forced/compulsory labor; and operational impacts on indigenous populations.
Meanwhile, RiskMetrics Group, in a study commissioned by the UN Global Compact initiative for business, reports valuation benefits correlate with progressive disclosure of environmental, social and governance issues. (www.unglobalcompact.org/NewsAndEvents/news_archives/2009_06_18.html)

Dr. Ruggie's recent observation is decisive, "The era of declaratory CSR is over; we've moved into 'prove it' time. Companies need systems for managing the risks of human rights harm the way they have systems for managing all other material risks -- bearing in mind that material here means not only impacts on short-term financial results but also on the rights of individuals and communities, which shape the social sustainability of the enterprise." (http://198.170.85.29/Ruggie-Why-Companies-Must-Pay-Attention-to-Human-Rights-5-Nov-2009.pdf)

RESOLVED:
Shareholders request the Board to adopt a comprehensive, transparent, verifiable human rights policy and report to shareholders on the plan for implementation by October, 2010.

The report would be prepared at reasonable expense and omitting proprietary information.

SUPPORTING STATEMENT:
Shareholders showed their support for a robust human rights policy through increasing votes FOR this resolution over the past four years (29.10% in 2009).

1. This policy will help preserve shareholder value by avoiding conditions which incite human rights violations and associated shareholder risks. Prevention is more cost efficient than reactively "managing" crises.
2. The policy will establish Chevron's leadership and the rewards which flow to the partner of choice.
3. Chevron's Operational Excellence Management System demonstrates the requirements necessary to fulfill corporate policies. Human Rights require the same attention.



UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS

Timothy Brennan
Treasurer and Chief Financial Officer

25 Beacon Street
Boston
Massachusetts 02108
USA
617 948 4305 *tel*
617 367 3237 *fax*

www.uua.org

December 7, 2009

DEC 08 2009
DJO
Matt Berner

Mr. David J. O'Reilly
Chairman and CEO
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Dear Mr. O'Reilly:

The Unitarian Universalist Association of Congregations ("UUA"), a shareholder in Chevron Corporation ("Company"), is hereby submitting the enclosed resolution for consideration at the upcoming annual meeting. The resolution requests that the Company make available by the 2010 annual meeting a report on Chevron's criteria for (i) investment in, (ii) continued operations in, and (iii) withdrawal from specific countries. We are joining with the International Brotherhood of Teamsters (IBT) in filing this resolution. Ms. Jamie Carroll represents IBT which is the primary filer.

The Unitarian Universalist Association of Congregations is a faith community of more than 1000 self-governing congregations that bring to the world a vision of religious freedom, tolerance and social justice. With roots in the Jewish and Christian traditions, Unitarianism and Universalism have been a force in American spirituality from the time of the first Pilgrim and Puritan settlers.

We submit the enclosed resolution for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the upcoming annual meeting. We have held at least $2,000 in market value of the company's common stock for more than one year as of the filing date and will continue to hold at least the requisite number of shares for filing proxy resolutions through the stockholders' meeting.

Verification that we are beneficial owners of the requisite shares of Chevron Corp. will be provided upon request. If you have questions or wish to discuss the proposal, you may contact me at 617-948-4305 or tbrennan@uua.org.

Yours very truly,

Timothy Brennan

Timothy Brennan
Treasurer and Chief Financial Officer

CC: Jamie Carroll, IBT

Enclosure: Shareholder resolution on disclosure of investments, operations and withdrawal from specific countries.

Affirming the Worth and Dignity of All People

WHEREAS:

Following the Burmese military's 2007 crackdown on peaceful demonstrators, its restrictions on allowing humanitarian relief into Burma after cyclone Nargis and its 2008 sentencing of pro-democracy activists to lengthy prison terms, Chevron has faced government criticism, negative publicity, and a consumer boycott concerning its investment in Burma;

The U.S. government has three times enacted economic sanctions on Burma, including a ban on new investment in 1997, a ban on imports in 2003, and further restrictions on imports in 2008;

Nobel Peace Prize Laureate Aung San Suu Kyi, leader of the National League for Democracy that won more than 80 percent of the seats in the 1990 Burmese elections, has repeatedly called for economic sanctions on Burma, stating that corporations in Burma "create jobs for some people, but what they're mainly going to do is make an already wealthy elite wealthier, and increase its greed and strong desire to hang on to power ... these companies harm the democratic process a great deal;"

Chevron, in partnership with Total of France, the Petroleum Authority of Thailand, and Myanma Oil and Gas Enterprise, holds equity in Burma's largest investment project: the Yadana gas-field and pipeline that transports gas to Thailand, generating billions of dollars for the Burmese regime;

How the Burmese regime uses the revenue is under scrutiny, according to the *Financial Times*, which obtained a 2009 International Monetary Fund report that found that Burma's rulers add revenues from natural gas exports to the budget at the 30-year-old official exchange rate, causing the gas money to account for under one percent of budget revenue in 2007-08 instead of 57 percent if valued at market rates ("Burma's economic prospects 'bleak,'" *Financial Times*, May 10, 2009);

Human rights organizations have documented egregious human rights abuses by Burmese troops employed to secure the pipeline area, including forcible relocation of villagers and use of forced labor on infrastructure related to the project;

In March 2005, Unocal settled a case for a reported multi-million dollar amount in which it was claimed that Unocal was complicit in human rights abuses by Burmese troops hired by the Yadana project to provide pipeline security;

By purchasing Unocal, Chevron acquired Unocal's investment in Burma including its legal, moral, and political liabilities;

Chevron also does business in other countries with controversial human rights records: Angola, Kazakhstan, and Nigeria;

BE IT RESOLVED: The shareholders request the Board to make available by the 2011 annual meeting a report, omitting proprietary information and at reasonable cost, on Chevron's criteria for (i) investment in; (ii) continued operations in; and, (iii) withdrawal from specific countries.

SUPPORTING STATEMENT: We believe Chevron's current country selection process is opaque and leaves unclear how Chevron determines whether to invest in or withdraw from countries where:

- the government has engaged in ongoing, systematic human rights violations;
- there is a call for economic sanctions by human rights and democracy advocates; and,
- Chevron's presence exposes the Company to government sanctions, negative publicity, and consumer boycotts.

JESUITS OF THE
NEW ORLEANS PROVINCE

December 4, 2009

DEC 07 2009
DJO
Matt Berner
T3189

Mr. David O'Reilly
Chairman and CEO
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Dear Mr. O'Reilly,

The New Orleans Province of the Society of Jesus (the Jesuits) is a shareholder in the Chevron Corporation. As religious investors, we seek to reflect our values, principles and mission in our investment decisions. Since January 2005, the Jesuits, led by the Wisconsin Province, and other concerned investors have been in dialogue with Chevron regarding the need to develop and implement a corporate human rights policy.

At the recent dialogue with Chevron, we were pleased to learn of some initial internal steps to draft a policy, under the direction of the Global Issues Committee. However, we have yet to see any specific policy language or implementation plan. It remains unclear to us how comprehensive and measurable any future policy will be and how shareholders and other stakeholders might participate in the process. Further, it is our understanding that any human rights policy must still pass through several committees before final board approval and roll-out.

We request that the Board of Directors vigorously pursue the development of a comprehensive, verifiable and transparent human rights policy. We do not believe our company's current Human Rights Statement meets these standards. Sustained and growing co-filer endorsements and shareholder votes FOR this resolution indicate wide support among Chevron shareholders.

Therefore, we are co-filing with the Wisconsin Province of the Society of Jesus this resolution for inclusion in the proxy statement of the upcoming annual meeting in accordance with Rule 14–a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We will continue to hold at least $2000 worth of stock until after the next annual meeting.

As verification that we are beneficial owners of common stock in Chevron Corporation, I enclose a letter from Mr. Thomas Mason, our portfolio custodian, attesting to this fact. We have held this stock since July 29, 2005. The authorized contact person for the Jesuits of the New Orleans Province is Ms. Anna Bradley. She can be reached by email at: abradley@jesuit.org or by post at the U.S. Jesuit Conference, 1016 16th Street N.W. Suite #400, Washington, DC 20036.

We believe a comprehensive, transparent and verifiable human rights policy will help strengthen Chevron's human rights efforts and protect shareholder value. It will establish Chevron as a leader in human rights with the rewards which accrue to the partner of choice.

Sincerely,



Mary Ann Baudouin
Assistant for Social Ministries

cc: ICCR filers and staff

Human Rights – Develop and Adopt Policy
2010 Chevron Corporation

WHEREAS:

Corporations face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations while operating in countries with weak rule of law, endemic corruption, civil conflict, poor labor and environmental standards. This is particularly true for the extractive sector which has the greatest number and most grievous human rights abuses (John Ruggie, UN Special Representative, Business and Human Rights www.umn.edu/humanrts/business/RuggieReport2006.html).

Chevron operates in over 180 countries, many with critically high rates of human rights allegations including Burma, Democratic Republic of the Congo, Nigeria, Angola and Bangladesh (www.foreignpolicy.com/failedstates). Promising future energy reserves are increasingly found in weak governance zones, which often requires joint ventures with state-controlled national oil companies representing governments with marginal concern for or capacity to protect human rights.

Chevron will benefit from a human rights policy which protects and respects the full range of human rights through the project life cycle and thereby mitigates risks to shareholder value. Chevron's Environmental, Social, Health Impact Assessment process is an exclusively internal review which does not provide shareholders any visibility for how the Company will translate aspirational commitments into specific operational standards which extend to venture partners, suppliers and contractors. Chevron's current Human Rights Statement cannot alone imbed and incentivize human rights guardianship, nor is it comprehensive or verifiable.

Chevron's 2008 *Corporate Responsibility Report* does not include standard Global Reporting Initiative human rights measures for supplier/contractor screening; joint venture agreements; employee training; forced/compulsory labor; and operational impacts on indigenous populations. Meanwhile, RiskMetrics Group, in a study commissioned by the UN Global Compact initiative for business, reports valuation benefits correlate with progressive disclosure of environmental, social and governance issues.
(www.unglobalcompact.org/NewsAndEvents/news_archives/2009_06_18.html)

Dr. Ruggie's recent observation is decisive, "The era of declaratory CSR is over; we've moved into 'prove it' time. Companies need systems for managing the risks of human rights harm the way they have systems for managing all other material risks -- bearing in mind that material here means not only impacts on short-term financial results but also on the rights of individuals and communities, which shape the social sustainability of the enterprise."
(http://198.170.85.29/Ruggie-Why-Companies-Must-Pay-Attention-to-Human-Rights-5-Nov-2009.pdf)

RESOLVED:

Shareholders request the Board to adopt a comprehensive, transparent, verifiable human rights policy and report to shareholders on the plan for implementation by October, 2010.

The report would be prepared at reasonable expense and omitting proprietary information.

SUPPORTING STATEMENT:

Shareholders showed their support for a robust human rights policy through increasing votes FOR this resolution over the past four years (29.10% in 2009).

1. This policy will help preserve shareholder value by avoiding conditions which incite human rights violations and associated shareholder risks. Prevention is more cost efficient than reactively "managing" crises.

2. The policy will establish Chevron's leadership and the rewards which flow to the partner of choice.

3. Chevron's Operational Excellence Management System demonstrates the requirements necessary to fulfill corporate policies. Human Rights require the same attention.

Missionary Oblates of Mary Immaculate

Justice & Peace / Integrity of Creation Office, United States Province



December 4, 2009

Mr. David O'Reilly
Chief Executive Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

DEC 09 2009
DJO
Matt Berner

Dear Mr. O'Reilly:

The Missionary Oblates of Mary Immaculate are a religious order in the Roman Catholic tradition with over 4,000 members and missionaries in more than 70 countries throughout the world. We are members of the Interfaith Center on Corporate Responsibility a coalition of 275 faith-based institutional investors – denominations, orders, pension funds, healthcare corporations, foundations, publishing companies and dioceses – whose combined assets exceed $110 billion. We are the beneficial owners of 7,328 shares in Chevron Corp. Verification of our ownership of this stock is enclosed. We plan to hold shares at least until the annual meeting.

My brother Oblates and I request that the Board of Directors vigorously pursue the development of a comprehensive, verifiable and transparent human rights policy. We do not believe our company's current Human Rights Statement meets these standards. Sustained and growing co-filer endorsements and shareholder votes FOR this resolution indicate wide support among Chevron shareholders.

It is with this in mind that I write to inform you of our intention to co-file the enclosed stockholder resolution with the Jesuit Conference for consideration and action by the stockholders at the annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The contact person for this resolution/proposal is: Ms. Anna Bradley. She can be reached by email at: abradley@jesuit.org or at the U.S. Jesuit Conference, 1016 16th Street NW Suite #400, Washington, DC 20036.

Please do not hesitate to contact me if you have any questions on this.

Sincerely,

Séamus P. Finn, OMI

Rev. Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

Human Rights – Develop and Adopt Policy
2010 Chevron Corporation

WHEREAS:

Corporations face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations while operating in countries with weak rule of law, endemic corruption, civil conflict, poor labor and environmental standards. This is particularly true for the extractive sector which has the greatest number and most grievous human rights abuses (John Ruggie, UN Special Representative, Business and Human Rights www.umn.edu/humanrts/business/RuggieReport2006.html).

Chevron operates in over 180 countries, many with critically high rates of human rights allegations including Burma, Democratic Republic of the Congo, Nigeria, Angola and Bangladesh (www.foreignpolicy.com/failedstates). Promising future energy reserves are increasingly found in weak governance zones, which often requires joint ventures with state-controlled national oil companies representing governments with marginal concern for or capacity to protect human rights.

Chevron will benefit from a human rights policy which protects and respects the full range of human rights through the project life cycle and thereby mitigates risks to shareholder value. Chevron's Environmental, Social, Health Impact Assessment process is an exclusively internal review which does not provide shareholders any visibility for how the Company will translate aspirational commitments into specific operational standards which extend to venture partners, suppliers and contractors. Chevron's current Human Rights Statement cannot alone imbed and incentivize human rights guardianship, nor is it comprehensive or verifiable.

Chevron's 2008 *Corporate Responsibility Report* does not include standard Global Reporting Initiative human rights measures for supplier/contractor screening; joint venture agreements; employee training; forced/compulsory labor; and operational impacts on indigenous populations.
Meanwhile, RiskMetrics Group, in a study commissioned by the UN Global Compact initiative for business, reports valuation benefits correlate with progressive disclosure of environmental, social and governance issues. (www.unglobalcompact.org/NewsAndEvents/news_archives/2009_06_18.html)

Dr. Ruggie's recent observation is decisive, "The era of declaratory CSR is over; we've moved into 'prove it' time. Companies need systems for managing the risks of human rights harm the way they have systems for managing all other material risks. -- bearing in mind that material here means not only impacts on short-term financial results but also on the rights of individuals and communities, which shape the social sustainability of the enterprise." (http://198.170.85.29/Ruggie-Why-Companies-Must-Pay-Attention-to-Human-Rights-5-Nov-2009.pdf)

RESOLVED:

Shareholders request the Board to adopt a comprehensive, transparent, verifiable human rights policy and report to shareholders on the plan for implementation by October, 2010.

The report would be prepared at reasonable expense and omitting proprietary information.

SUPPORTING STATEMENT:

Shareholders showed their support for a robust human rights policy through increasing votes FOR this resolution over the past four years (29.10% in 2009).

1. This policy will help preserve shareholder value by avoiding conditions which incite human rights violations and associated shareholder risks. Prevention is more cost efficient than reactively "managing" crises.

2. The policy will establish Chevron's leadership and the rewards which flow to the partner of choice.

3. Chevron's Operational Excellence Management System demonstrates the requirements necessary to fulfill corporate policies. Human Rights require the same attention.



Sisters of the Holy Names of Jesus and Mary
U.S.-Ontario Administrative Centre

DEC 09 2009
DJC
Mat Berner

December 4, 2009

Mr. David O'Reilly
Chair and CEO
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Dear Mr. O'Reilly,

Since 2005, the Sisters of the Holy Names of Jesus and Mary U.S.- Ontario Province have been among the growing number of investors who have been addressing the issue of human rights with Chevron. In a dialogue in November we were encouraged to learn that there had been movement within the Company to draft a comprehensive, transparent and verifiable human rights policy. However, Chevron's unwillingness to give us assurance that a comprehensive and measureable human rights policy will be developed, and to allow us to review the draft, leads us to file this resolution.

We are co-filing the enclosed resolution on human rights with the Wisconsin Province of the Society of Jesus for action at the next annual meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. A representative of the filers will attend the annual meeting to move the resolution as required by SEC rules.

The Sisters of the Holy Names of Jesus and Mary U.S.- Ontario Province is the beneficial owner of at least $2000 dollars worth of Chevron Corporation common stock. A letter verifying ownership is enclosed. We have held the requisite amount of stock for over a year and intend to maintain ownership through the annual meeting in 2010.

For matters relating to this resolution, please contact our authorized representative, Ms. Anna Bradley, abradley@jesuit.org.

Sincerely,

Mary Ellen Holohan, snjm

Mary Ellen Holohan, snjm
Treasurer

Enc.: Resolution
Verification of ownership

P.O. Box 398, Marylhurst, OR 97036 ● (503) 675-7100 ● *FAX* (503) 697-3264 ● *Toll-free* 1 (877) 296-7100

Human Rights – Develop and Adopt Policy
2010 Chevron Corporation

WHEREAS:
Corporations face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations while operating in countries with weak rule of law, endemic corruption, civil conflict, poor labor and environmental standards. This is particularly true for the extractive sector which has the greatest number and most grievous human rights abuses (John Ruggie, UN Special Representative, Business and Human Rights www.umn.edu/humanrts/business/RuggieReport2006.html).

Chevron operates in over 180 countries, many with critically high rates of human rights allegations including Burma, Democratic Republic of the Congo, Nigeria, Angola and Bangladesh (www.foreignpolicy.com/failedstates). Promising future energy reserves are increasingly found in weak governance zones, which often requires joint ventures with state-controlled national oil companies representing governments with marginal concern for or capacity to protect human rights.

Chevron will benefit from a human rights policy which protects and respects the full range of human rights through the project life cycle and thereby mitigates risks to shareholder value. Chevron's Environmental, Social, Health Impact Assessment process is an exclusively internal review which does not provide shareholders any visibility for how the Company will translate aspirational commitments into specific operational standards which extend to venture partners, suppliers and contractors. Chevron's current Human Rights Statement cannot alone imbed and incentivize human rights guardianship, nor is it comprehensive or verifiable.

Chevron's 2008 *Corporate Responsibility Report* does not include standard Global Reporting Initiative human rights measures for supplier/contractor screening; joint venture agreements; employee training; forced/compulsory labor; and operational impacts on indigenous populations.
Meanwhile, RiskMetrics Group, in a study commissioned by the UN Global Compact initiative for business, reports valuation benefits correlate with progressive disclosure of environmental, social and governance issues. (www.unglobalcompact.org/NewsAndEvents/news_archives/2009_06_18.html)

Dr. Ruggie's recent observation is decisive, "The era of declaratory CSR is over; we've moved into 'prove it' time. Companies need systems for managing the risks of human rights harm the way they have systems for managing all other material risks -- bearing in mind that material here means not only impacts on short-term financial results but also on the rights of individuals and communities, which shape the social sustainability of the enterprise." (http://198.170.85.29/Ruggie-Why-Companies-Must-Pay-Attention-to-Human-Rights-5-Nov-2009.pdf)

RESOLVED:
Shareholders request the Board to adopt a comprehensive, transparent, verifiable human rights policy and report to shareholders on the plan for implementation by October, 2010. The report would be prepared at reasonable expense and omitting proprietary information.

SUPPORTING STATEMENT:
Shareholders showed their support for a robust human rights policy through increasing votes FOR this resolution over the past four years (29.10% in 2009):

1. This policy will help preserve shareholder value by avoiding conditions which incite human rights violations and associated shareholder risks. Prevention is more cost efficient than reactively "managing" crises.

2. The policy will establish Chevron's leadership and the rewards which flow to the partner of choice.
3. Chevron's Operational Excellence Management System demonstrates the requirements necessary to fulfill corporate policies. Human Rights require the same attention.



THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

December 4, 2009

DEC 07 2009
DJO
Matt Berner
T3185

Mr. David O'Reilly, CEO
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Dear Mr. O'Reilly:

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in Chevron Corporation for several years. We were pleased that our recent dialogue reflected some initiative toward vigorous steps in developing a human rights framework that is on the way to becoming a verifiable and transparent policy. However, at this point I am still very puzzled that a review of a draft by faith-based shareholders has not been forth-coming. We trust that the Global Issues Committee will move to a more "prove it" stance and effectively use standard Global Reporting Initiatives and other risk management tools to shape a comprehensive, transparent and just human rights policy. We join our Jesuit brothers and other shareholders as we encourage you to make this the year of bold, definitive, sustainable human rights policies for Chevron and the world in which the company operates.

As a faith-based investor, I am hereby authorized to notify you of our intention to submit this shareholder proposal with The Society of Jesus, Wisconsin Province. I submit it for inclusion in the proxy statement for consideration and action by the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the shareholders meeting to move the resolution. We hope that representatives of the company will meet with the proponents of this resolution. Please note that the contact person for this resolution will be: Anna Bradley. She can be reached by email at: abradley@jesuit.org

As verification that we are beneficial owners of common stock in Chevron, I enclose a letter from Northern Trust Company, our portfolio custodian/record holder attesting to the fact. It is our intention to keep these shares in our portfolio through the date of the annual meeting.

Respectfully yours,

Nora M. Nash, osf

Nora M. Nash, OSF
Director, Corporate Social Responsibility

Enclosures

cc: Anna Bradley, Jesuit Conference
Julie Wokaty, ICCR

Office of Corporate Social Responsibility
609 South Convent Road • Aston, PA 19014-1207
610-558-7661 • Fax: 610-558-5855 • E-mail: nnash@osfphila.org • www.osfphila.org

Human Rights – Develop and Adopt Policy
2010 Chevron Corporation

WHEREAS:

Corporations face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations while operating in countries with weak rule of law, endemic corruption, civil conflict, poor labor and environmental standards. This is particularly true for the extractive sector which has the greatest number and most grievous human rights abuses (John Ruggie, UN Special Representative, Business and Human Rights www.umn.edu/humanrts/business/RuggieReport2006.html).

Chevron operates in over 180 countries, many with critically high rates of human rights allegations including Burma, Democratic Republic of the Congo, Nigeria, Angola and Bangladesh (www.foreignpolicy.com/failedstates). Promising future energy reserves are increasingly found in weak governance zones, which often requires joint ventures with state-controlled national oil companies representing governments with marginal concern for or capacity to protect human rights.

Chevron will benefit from a human rights policy which protects and respects the full range of human rights through the project life cycle and thereby mitigates risks to shareholder value. Chevron's Environmental, Social, Health Impact Assessment process is an exclusively internal review which does not provide shareholders any visibility for how the Company will translate aspirational commitments into specific operational standards which extend to venture partners, suppliers and contractors. Chevron's current Human Rights Statement cannot alone imbed and incentivize human rights guardianship, nor is it comprehensive or verifiable.

Chevron's 2008 *Corporate Responsibility Report* does not include standard Global Reporting Initiative human rights measures for supplier/contractor screening; joint venture agreements; employee training; forced/compulsory labor; and operational impacts on indigenous populations.
Meanwhile, RiskMetrics Group, in a study commissioned by the UN Global Compact initiative for business, reports valuation benefits correlate with progressive disclosure of environmental, social and governance issues. (www.unglobalcompact.org/NewsAndEvents/news_archives/2009_06_18.html)

Dr. Ruggie's recent observation is decisive, "The era of declaratory CSR is over; we've moved into 'prove it' time. Companies need systems for managing the risks of human rights harm the way they have systems for managing all other material risks -- bearing in mind that material here means not only impacts on short-term financial results but also on the rights of individuals and communities, which shape the social sustainability of the enterprise." (http://198.170.85.29/Ruggie-Why-Companies-Must-Pay-Attention-to-Human-Rights-5-Nov-2009.pdf)

RESOLVED:

Shareholders request the Board to adopt a comprehensive, transparent, verifiable human rights policy and report to shareholders on the plan for implementation by October, 2010.

The report would be prepared at reasonable expense and omitting proprietary information.

SUPPORTING STATEMENT:

Shareholders showed their support for a robust human rights policy through increasing votes FOR this resolution over the past four years (29.10% in 2009).

1. This policy will help preserve shareholder value by avoiding conditions which incite human rights violations and associated shareholder risks. Prevention is more cost efficient than reactively "managing" crises.

2. The policy will establish Chevron's leadership and the rewards which flow to the partner of choice.

3. Chevron's Operational Excellence Management System demonstrates the requirements necessary to fulfill corporate policies. Human Rights require the same attention.

Sisters of Saint Joseph
Mount Saint Joseph Convent
9701 Germantown Avenue
Philadelphia, Pennsylvania 19118

Return Receipt Requested

December 4, 2009

Mr. David O'Reilly
Chairman and CEO
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Re: Shareholder Proposal for 2010 Annual Meeting

Dear Mr. O'Reilly:

The Congregation of the Sisters of Saint Joseph of Chestnut Hill, Philadelphia, is a faith-based investor concerned about global human rights. We believe that a comprehensive, transparent and verifiable human rights policy will strengthen the internal human rights training effort of our company especially in high-risk environments. Therefore we are co-filing the *Human Rights – Develop and Adopt Policy* resolution with the Wisconsin Province of the Society of Jesus, represented by Ms. Anna Bradley.

This resolution is for consideration and action by the shareholders at the next meeting and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Security and Exchange Act of 1934.

The Sisters of Saint Joseph are beneficial owners of 200 shares of stock in Chevron Corporation, which we have held for at least one year. Verification of our holdings is enclosed. We will continue to hold these shares at least through the company's annual meeting.

Thank you for your attention to this matter.

Sincerely,
Sister Anne P. Myers, SSJ

Sister Anne P. Myers, SSJ
President
The Corporation of the Convent
of the Sisters of Saint Joseph of Chestnut Hill, Philadelphia

Enclosures

cc: Ms. Anna Bradley, Consultant for Socially Responsible Investing, Wisconsin Province of the Society of Jesus
Interfaith Center for Corporate Responsibility (ICCR)

Human Rights – Develop and Adopt Policy
2010 Chevron Corporation

WHEREAS:

Corporations face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations while operating in countries with weak rule of law, endemic corruption, civil conflict, poor labor and environmental standards. This is particularly true for the extractive sector which has the greatest number and most grievous human rights abuses (John Ruggie, UN Special Representative, Business and Human Rights www.umn.edu/humanrts/business/RuggieReport2006.html).

Chevron operates in over 180 countries, many with critically high rates of human rights allegations including Burma, Democratic Republic of the Congo, Nigeria, Angola and Bangladesh (www.foreignpolicy.com/failedstates). Promising future energy reserves are increasingly found in weak governance zones, which often requires joint ventures with state-controlled national oil companies representing governments with marginal concern for or capacity to protect human rights.

Chevron will benefit from a human rights policy which protects and respects the full range of human rights through the project life cycle and thereby mitigates risks to shareholder value. Chevron's Environmental, Social, Health Impact Assessment process is an exclusively internal review which does not provide shareholders any visibility for how the Company will translate aspirational commitments into specific operational standards which extend to venture partners, suppliers and contractors. Chevron's current Human Rights Statement cannot alone imbed and incentivize human rights guardianship, nor is it comprehensive or verifiable.

Chevron's 2008 *Corporate Responsibility Report* does not include standard Global Reporting Initiative human rights measures for supplier/contractor screening; joint venture agreements; employee training; forced/compulsory labor; and operational impacts on indigenous populations. Meanwhile, RiskMetrics Group, in a study commissioned by the UN Global Compact initiative for business, reports valuation benefits correlate with progressive disclosure of environmental, social and governance issues.
(www.unglobalcompact.org/NewsAndEvents/news_archives/2009_06_18.html)

Dr. Ruggie's recent observation is decisive, "The era of declaratory CSR is over; we've moved into 'prove it' time. Companies need systems for managing the risks of human rights harm the way they have systems for managing all other material risks – bearing in mind that material here means not only impacts on short-term financial results but also on the rights of individuals and communities, which shape the social sustainability of the enterprise."
(http://198.170.85.29/Ruggie-Why-Companies-Must-Pay-Attention-to-Human-Rights-5-Nov-2009.pdf)

RESOLVED:

Shareholders request the Board to adopt a comprehensive, transparent, verifiable human rights policy and report to shareholders on the plan for implementation by October, 2010.

The report would be prepared at reasonable expense and omitting proprietary information.

SUPPORTING STATEMENT:

Shareholders showed their support for a robust human rights policy through increasing votes FOR this resolution over the past four years (29.10% in 2009).

1. This policy will help preserve shareholder value by avoiding conditions which incite human rights violations and associated shareholder risks. Prevention is more cost efficient than reactively "managing" crises.

2. The policy will establish Chevron's leadership and the rewards which flow to the partner of choice.

3. Chevron's Operational Excellence Management System demonstrates the requirements necessary to fulfill corporate policies. Human Rights require the same attention.

Providence Trust

515 SW 24th Street San Antonio, TX 78207-4619

DEC 04 2009
DJO
Matt
Bezner
T3189

December 3, 2009

Mr. David O'Reilly
Chairman and CEO
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

I am writing to you on behalf of **Providence Trust** in support of the stockholder resolution on the Development and Adoption by Chevron of a Policy on Human Rights. In brief, the shareholders request the Board to adopt a comprehensive, transparent, verifiable human rights policy and report to shareholders on the plan for implementation by October, 2010. The report would be prepared at reasonable expense and omitting proprietary information.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with the Wisconsin Province of the Society of Jesus for consideration and action by the shareholders at the annual meeting.

Providence Trust is the owner of $2,000+ worth of stock in Chevron and intends to hold the stock through the date of the Annual Meeting. Verification of ownership will follow.

We hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be Ms. Anna Bradley. She can be reached by email at: abradley@jesuit.org or by mail at the U.S. Jesuit Conference, 1016 16th Street N.W. Suite#400, Washington, DC 20036.

We believe a comprehensive, transparent and verifiable human rights policy will strengthen Chevron's human rights efforts and protect shareholder value.

Sincerely yours,

Sister Ramona Bezner, CDP

Sister Ramona Bezner, CDP
Trustee/Administrator
Providence Trust

Enclosure

Human Rights – Develop and Adopt Policy
2010 Chevron Corporation

WHEREAS:

Corporations face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations while operating in countries with weak rule of law, endemic corruption, civil conflict, poor labor and environmental standards. This is particularly true for the extractive sector which has the greatest number and most grievous human rights abuses (John Ruggie, UN Special Representative, Business and Human Rights www.umn.edu/humanrts/business/RuggieReport2006.html).

Chevron operates in over 180 countries, many with critically high rates of human rights allegations including Burma, Democratic Republic of the Congo, Nigeria, Angola and Bangladesh (www.foreignpolicy.com/failedstates). Promising future energy reserves are increasingly found in weak governance zones, which often requires joint ventures with state-controlled national oil companies representing governments with marginal concern for or capacity to protect human rights.

Chevron will benefit from a human rights policy which protects and respects the full range of human rights through the project life cycle and thereby mitigates risks to shareholder value. Chevron's Environmental, Social, Health Impact Assessment process is an exclusively internal review which does not provide shareholders any visibility for how the Company will translate aspirational commitments into specific operational standards which extend to venture partners, suppliers and contractors. Chevron's current Human Rights Statement cannot alone imbed and incentivize human rights guardianship, nor is it comprehensive or verifiable.

Chevron's 2008 *Corporate Responsibility Report* does not include standard Global Reporting Initiative human rights measures for supplier/contractor screening; joint venture agreements; employee training; forced/compulsory labor; and operational impacts on indigenous populations. Meanwhile, RiskMetrics Group, in a study commissioned by the UN Global Compact initiative for business, reports valuation benefits correlate with progressive disclosure of environmental, social and governance issues.
(www.unglobalcompact.org/NewsAndEvents/news_archives/2009_06_18.html).

Dr. Ruggie's recent observation is decisive, "The era of declaratory CSR is over; we've moved into 'prove it' time. Companies need systems for managing the risks of human rights harm the way they have systems for managing all other material risks -- bearing in mind that material here means not only impacts on short-term financial results but also on the rights of individuals and communities, which shape the social sustainability of the enterprise."
(http://198.170.85.29/Ruggie-Why-Companies-Must-Pay-Attention-to-Human-Rights-5-Nov-2009.pdf)

RESOLVED:

Shareholders request the Board to adopt a comprehensive, transparent, verifiable human rights policy and report to shareholders on the plan for implementation by October, 2010.

The report would be prepared at reasonable expense and omitting proprietary information.

SUPPORTING STATEMENT:

Shareholders showed their support for a robust human rights policy through increasing votes FOR this resolution over the past four years (29.10% in 2009).

1. This policy will help preserve shareholder value by avoiding conditions which incite human rights violations and associated shareholder risks. Prevention is more cost efficient than reactively "managing" crises.

2. The policy will establish Chevron's leadership and the rewards which flow to the partner of choice.

3. Chevron's Operational Excellence Management System demonstrates the requirements necessary to fulfill corporate policies. Human Rights require the same attention.



LOYOLA
UNIVERSITY CHICAGO

Water Tower Campus
820 N. Michigan Avenue | Chicago, Illinois 60611
Phone 312.915.6000

DEC 04 2009
DJU
Matt Berner
T3189

VIA UPS: NEXT DAY AIR

December 3, 2009

Mr. David O'Reilly
Chairman and CEO
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Re: Shareholder Proposal for 2010 Annual Meeting

Dear Mr. O'Reilly:

Loyola University Chicago (LUC) is a Jesuit institution that has a longstanding policy on responsible investing and a deep commitment to social justice, human rights, and environmental progress. To reflect this commitment in its investment practices, LUC established the Shareholder Advocacy Committee in 2006. In 2008, we joined a group of investors concerned about the social and environmental responsibility, as well as the financial profitability, of the companies in which we invest, and believe that there is an urgent need for Chevron Corporation to vigorously pursue the development of a comprehensive, verifiable and transparent human rights policy. We do not believe our company's current Human Rights Statement meets these standards.

As a part of these engagements, we have decided to co-file the enclosed shareholder resolution concerning the development of such Policy, coordinated by the Wisconsin Province of the Society of Jesus.

At our recent dialogue with Chevron, we were pleased to learn of some initial internal steps to draft a policy, under the direction of the Global Issues Committee. However, we have yet to see any specific policy language or implementation plan. It remains unclear to us how comprehensive and measurable any future policy will be and how shareholders and other stakeholders might participate in the process. Further, it is our understanding that any human rights policy must still pass through several committees before final board approval and roll-out.

Respectfully, we submit the enclosed shareholder proposal for inclusion in the 2010 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Loyola University Chicago is the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of 100 shares of Chevron Corporation, and we will continue to be an investor through the stockholders' 2010 meeting. Also enclosed please find verification of our ownership position. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC Rules.

We hope that our company will agree to support and implement this shareholder resolution, and reflect the kind of global leadership we as shareholders expect. Loyola University Chicago recognizes the Wisconsin Province of the Society of Jesus as the "primary" filer of this resolution. Please include Ms. Anna Bradley of the Jesuit Conference on communications related to this matter, as well as the individuals listed below. She can be reached by email at: abradley@jesuit.org or by post at the U.S. Jesuit Conference, 1016 16th Street N.W. Suite 400, Washington, DC 20036. Should representatives of the company wish to discuss the proposal please contact Ms. Bradley.

Like the Wisconsin Province of the Society of Jesus, we at Loyola University Chicago believe a comprehensive, transparent and verifiable human rights policy will help strengthen Chevron's human rights efforts and protect shareholder value. It will establish Chevron as a leader in human rights with the rewards which accrue to the partner of choice.

We look forward to hearing from you.

Sincerely,



Raymond Catania
Chair, Shareholder Advocacy Committee
RC/ecl

cc: Anna Bradley, Consultant for Socially Responsible Investing – Jesuit Conference
Interfaith Center on Corporate Responsibility Staff
Eric Jones, Assistant Treasurer – Loyola University Chicago
Silvia Garrigo, Manager, Global Issues and Policy, Government and Public Affairs

Human Rights – Develop and Adopt Policy
2010 Chevron Corporation

WHEREAS:

Corporations face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations while operating in countries with weak rule of law, endemic corruption, civil conflict, poor labor and environmental standards. This is particularly true for the extractive sector which has the greatest number and most grievous human rights abuses (John Ruggie, UN Special Representative, Business and Human Rights www.umn.edu/humanrts/business/RuggieReport2006.html).

Chevron operates in over 180 countries, many with critically high rates of human rights allegations including Burma, Democratic Republic of the Congo, Nigeria, Angola and Bangladesh (www.foreignpolicy.com/failedstates). Promising future energy reserves are increasingly found in weak governance zones, which often requires joint ventures with state-controlled national oil companies representing governments with marginal concern for or capacity to protect human rights.

Chevron will benefit from a human rights policy which protects and respects the full range of human rights through the project life cycle and thereby mitigates risks to shareholder value. Chevron's Environmental, Social, Health Impact Assessment process is an exclusively internal review which does not provide shareholders any visibility for how the Company will translate aspirational commitments into specific operational standards which extend to venture partners, suppliers and contractors. Chevron's current Human Rights Statement cannot alone imbed and incentivize human rights guardianship, nor is it comprehensive or verifiable.

Chevron's 2008 *Corporate Responsibility Report* does not include standard Global Reporting Initiative human rights measures for supplier/contractor screening; joint venture agreements; employee training; forced/compulsory labor; and operational impacts on indigenous populations. Meanwhile, RiskMetrics Group, in a study commissioned by the UN Global Compact initiative for business, reports valuation benefits correlate with progressive disclosure of environmental, social and governance issues.
(www.unglobalcompact.org/NewsAndEvents/news_archives/2009_06_18.html)

Dr. Ruggie's recent observation is decisive, "The era of declaratory CSR is over; we've moved into 'prove it' time. Companies need systems for managing the risks of human rights harm the way they have systems for managing all other material risks -- bearing in mind that material here means not only impacts on short-term financial results but also on the rights of individuals and communities, which shape the social sustainability of the enterprise."
(http://198.170.85.29/Ruggie-Why-Companies-Must-Pay-Attention-to-Human-Rights-5-Nov-2009.pdf)

RESOLVED:

Shareholders request the Board to adopt a comprehensive, transparent, verifiable human rights policy and report to shareholders on the plan for implementation by October, 2010.

The report would be prepared at reasonable expense and omitting proprietary information.

SUPPORTING STATEMENT:

Shareholders showed their support for a robust human rights policy through increasing votes FOR this resolution over the past four years (29.10% in 2009).

1. This policy will help preserve shareholder value by avoiding conditions which incite human rights violations and associated shareholder risks. Prevention is more cost efficient than reactively "managing" crises.

2. The policy will establish Chevron's leadership and the rewards which flow to the partner of choice.

3. Chevron's Operational Excellence Management System demonstrates the requirements necessary to fulfill corporate policies. Human Rights require the same attention.

PROVINCE OF CHINA-SOCIETY OF JESUS

中華區主教耶穌會

台北市和平東路一段一八三巷廿六號

FAX: 886-2-23417961

26. LANE 183, 1ST SECT. HO-PING E. RD.
P. O. BOX 7-471
TAIPEI 106, TAIWAN, R. O. C.
TEL : (02)23212442, 23212443

December 3, 2009

Mr. David O'Reilly
Chairman and CEO
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Dear Mr. O'Reilly,

The Chinese Province of the Society of Jesus is a shareholder in Chevron Corporation. As a religious investor, we seek to reflect our values, principles and mission in our investment decisions. Since January 2005, our group of concerned investors has been in dialogue with Chevron regarding the need to develop and implement a corporate human rights policy.

At our recent dialogue with Chevron, we were pleased to learn of some initial internal steps to draft a policy, under the direction of the Global Issues Committee. However, we have yet to see any specific policy language or implementation plan. It remains unclear to us how comprehensive and measurable any future policy will be and how shareholders and other stakeholders might participate in the process. Further, it is our understanding that any human rights policy must still pass through several committees before final board approval and roll-out.

We request that the Board of Directors vigorously pursue the development of a comprehensive, verifiable and transparent human rights policy. We do not believe our company's current Human Rights Statement meets these standards. Sustained and growing co-filer endorsements and shareholder votes FOR this resolution indicate wide support among Chevron shareholders.

Therefore, we submit for consideration and action by the shareholders at the annual meeting, this resolution for inclusion in the proxy statement in accordance with Rule 14–a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We will continue to hold at least $2000 worth of stock until after the next annual meeting.

As verification that we are beneficial owners of common stock in Chevron Corporation, I enclose a letter from our portfolio custodian attesting to this fact. NOTE: THE STOCK PORTFOLIO OF THE CHINESE PROVINCE IS REGISTERED UNDER THE NAME MISSION DU KIANGNAN. Ms. Anna Bradley is your contact regarding this resolution. She can be reached by email at: abradley@jesuit.org or by post at the U.S. Jesuit Conference, 1016 16th Street N.W. Suite #400, Washington, DC 20036.

We believe a comprehensive, transparent and verifiable human rights policy will help strengthen Chevron's human rights efforts and protect shareholder value. It will establish Chevron as a leader in human rights with the rewards which accrue to the partner of choice.

Sincerely,



Sun, Jou-yuan, S.J.
Province Treasurer

cc: ICCR filers and staff
Silvia Garrigo, Manager, Global Issues and Policy, Government and Public Affairs

Human Rights – Develop and Adopt Policy
2010 Chevron Corporation

WHEREAS:

Corporations face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations while operating in countries with weak rule of law, endemic corruption, civil conflict, poor labor and environmental standards. This is particularly true for the extractive sector which has the greatest number and most grievous human rights abuses (John Ruggie, UN Special Representative, Business and Human Rights www.umn.edu/humanrts/business/RuggieReport2006.html).

Chevron operates in over 180 countries, many with critically high rates of human rights allegations including Burma, Democratic Republic of the Congo, Nigeria, Angola and Bangladesh (www.foreignpolicy.com/failedstates). Promising future energy reserves are increasingly found in weak governance zones, which often requires joint ventures with state-controlled national oil companies representing governments with marginal concern for or capacity to protect human rights.

Chevron will benefit from a human rights policy which protects and respects the full range of human rights through the project life cycle and thereby mitigates risks to shareholder value. Chevron's Environmental, Social, Health Impact Assessment process is an exclusively internal review which does not provide shareholders any visibility for how the Company will translate aspirational commitments into specific operational standards which extend to venture partners, suppliers and contractors. Chevron's current Human Rights Statement cannot alone imbed and incentivize human rights guardianship, nor is it comprehensive or verifiable.

Chevron's 2008 *Corporate Responsibility Report* does not include standard Global Reporting Initiative human rights measures for supplier/contractor screening; joint venture agreements; employee training; forced/compulsory labor; and operational impacts on indigenous populations. Meanwhile, RiskMetrics Group, in a study commissioned by the UN Global Compact initiative for business, reports valuation benefits correlate with progressive disclosure of environmental, social and governance issues.
(www.unglobalcompact.org/NewsAndEvents/news_archives/2009_06_18.html)

Dr. Ruggie's recent observation is decisive, "The era of declaratory CSR is over; we've moved into 'prove it' time. Companies need systems for managing the risks of human rights harm the way they have systems for managing all other material risks – bearing in mind that material here means not only impacts on short-term financial results but also on the rights of individuals and communities, which shape the social sustainability of the enterprise."
(http://198.170.85.29/Ruggie-Why-Companies-Must-Pay-Attention-to-Human-Rights-5-Nov-2009.pdf)

RESOLVED:

Shareholders request the Board to adopt a comprehensive, transparent, verifiable human rights policy and report to shareholders on the plan for implementation by October, 2010.

The report would be prepared at reasonable expense and omitting proprietary information.

SUPPORTING STATEMENT:

Shareholders showed their support for a robust human rights policy through increasing votes FOR this resolution over the past four years (29.10% in 2009).

1. This policy will help preserve shareholder value by avoiding conditions which incite human rights violations and associated shareholder risks. Prevention is more cost efficient than reactively "managing" crises.

2. The policy will establish Chevron's leadership and the rewards which flow to the partner of choice.

3. Chevron's Operational Excellence Management System demonstrates the requirements necessary to fulfill corporate policies. Human Rights require the same attention.



CONGREGATION
of the
SISTERS of CHARITY of the INCARNATE WORD
P.O. BOX 230969 • 6510 LAWNDALE • HOUSTON, TEXAS 77223-0969
(713) 928-6053 • (713) 921-2949 FAX

December 3, 2009

DEC 04 2009
DJO

Mr. David O'Reilly
Chairman and CEO
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Matt Berner
T3189

Mr. O'Reilly:

As Director of Corporate Social Responsibility for the Congregation of the Sisters of Charity of the Incarnate Word, Houston, Texas, I am hereby authorized to notify you of our intention to submit the shareholder proposal on Human Rights in coordination with Anna Bradley, of The Jesuit Conference who shall serve as the primary contact for the shareholder group. We hereby support its inclusion in the proxy statement in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Congregation of the Sisters of Charity of the Incarnate Word, Houston, Texas is the beneficial owner of $2,000 worth of Chevron Corporation stock. Verification of beneficial ownership will be forwarded under separate cover. We have held stock for over one year and plan to continue to hold shares through the 2010 shareholder meeting.

Sincerely,

Sister Lillian Anne Healy, CCVI
Director of Corporate Social Responsibility

Enclosure (1)

JC

cc: Ms. Anna Bradley
Jesuit Conference
1016 16th Street NW, suite 400
Washington, DC 20036

Julie Wokaty, Program Director
ICCR
475 Riverside Drive, Suite 1842
New York, NY 10115-0050

Human Rights – Develop and Adopt Policy
2010 Chevron Corporation

WHEREAS:

Corporations face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations while operating in countries with weak rule of law, endemic corruption, civil conflict, poor labor and environmental standards. This is particularly true for the extractive sector which has the greatest number and most grievous human rights abuses (John Ruggie, UN Special Representative, Business and Human Rights www.umn.edu/humanrts/business/RuggieReport2006.html).

Chevron operates in over 180 countries, many with critically high rates of human rights allegations including Burma, Democratic Republic of the Congo, Nigeria, Angola and Bangladesh (www.foreignpolicy.com/failedstates). Promising future energy reserves are increasingly found in weak governance zones, which often requires joint ventures with state-controlled national oil companies representing governments with marginal concern for or capacity to protect human rights.

Chevron will benefit from a human rights policy which protects and respects the full range of human rights through the project life cycle and thereby mitigates risks to shareholder value. Chevron's Environmental, Social, Health Impact Assessment process is an exclusively internal review which does not provide shareholders any visibility for how the Company will translate aspirational commitments into specific operational standards which extend to venture partners, suppliers and contractors. Chevron's current Human Rights Statement cannot alone imbed and incentivize human rights guardianship, nor is it comprehensive or verifiable.

Chevron's 2008 *Corporate Responsibility Report* does not include standard Global Reporting Initiative human rights measures for supplier/contractor screening; joint venture agreements; employee training; forced/compulsory labor; and operational impacts on indigenous populations. Meanwhile, RiskMetrics Group, in a study commissioned by the UN Global Compact initiative for business, reports valuation benefits correlate with progressive disclosure of environmental, social and governance issues.
(www.unglobalcompact.org/NewsAndEvents/news_archives/2009_06_18.html)

Dr. Ruggie's recent observation is decisive, "The era of declaratory CSR is over; we've moved into 'prove it' time. Companies need systems for managing the risks of human rights harm the way they have systems for managing all other material risks -- bearing in mind that material here means not only impacts on short-term financial results but also on the rights of individuals and communities, which shape the social sustainability of the enterprise."
(http://198.170.85.29/Ruggie-Why-Companies-Must-Pay-Attention-to-Human-Rights-5-Nov-2009.pdf)

RESOLVED:

Shareholders request the Board to adopt a comprehensive, transparent, verifiable human rights policy and report to shareholders on the plan for implementation by October, 2010.

The report would be prepared at reasonable expense and omitting proprietary information.

SUPPORTING STATEMENT:

Shareholders showed their support for a robust human rights policy through increasing votes FOR this resolution over the past four years (29.10% in 2009).

1. This policy will help preserve shareholder value by avoiding conditions which incite human rights violations and associated shareholder risks. Prevention is more cost efficient than reactively "managing" crises.

2. The policy will establish Chevron's leadership and the rewards which flow to the partner of choice.

3. Chevron's Operational Excellence Management System demonstrates the requirements necessary to fulfill corporate policies. Human Rights require the same attention.



CATHOLIC HEALTH EAST

SYSTEM OFFICE
3805 West Chester Pike
Suite 100
Newtown Square, PA 19073-2304
www.che.org
(610) 355-2000 (610) 355-2050 fax

December 2, 2009

Mr. David O'Reilly
Chairman and CEO
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

DEC 03 2009
DJO
Matt Berner
T3189

RE: Shareholder Proposal for 2010 Annual Meeting

Dear Mr. O'Reilly:

Catholic Health East, a long-term, faith-based investor, is one of the largest Catholic health care systems in the United States. Catholic Health East seeks to reflect its Mission and Core Values while looking for social, environmental, governance as well as financial accountability along with the moral and ethical implications of its investments.

One of Catholic Health East's Core Values is Reverence for Each Person. Therefore we look for a human rights policy which addresses abuses and violations, in companies in which we invest. We believe a comprehensive, transparent and verifiable human rights policy will help strengthen Chevron's human rights efforts and protect shareholder value. Thus, Catholic Health East is co-filing the *Human Rights – Develop and Adopt Policy* resolution with the primary filer, the Wisconsin Province of the Society of Jesus represented by Ms. Anna Bradley.

Catholic Health East is beneficial owner of Chevron Corporation common stock with a market value of at least $2,000 which we have held continuously for at least one year. We will continue to hold the shares at least through the company's annual meeting. Verification of our holdings from our custodian, BNY Mellon will be sent under separate cover.

This resolution is for consideration and action by the shareholders at the next meeting and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14 a-8 of the general rules and regulations of the Security and Exchange Act of 1934.

Catholic Health East remains open for dialogue regarding this resolution. Thank you for your attention to this matter.

Sincerely,

Sister Kathleen Coll, SSJ

Sister Kathleen Coll, SSJ
Administrator, Shareholder Advocacy

Enclosure: Resolution

cc: Ms. Anna Bradley, The Wisconsin Province of the Society of Jesus
The Interfaith Center on Corporate Responsibility

Printed on Recycled Paper

Human Rights – Develop and Adopt Policy
2010 Chevron Corporation

WHEREAS:

Corporations face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations while operating in countries with weak rule of law, endemic corruption, civil conflict, poor labor and environmental standards. This is particularly true for the extractive sector which has the greatest number and most grievous human rights abuses (John Ruggie, UN Special Representative, Business and Human Rights www.umn.edu/humanrts/business/RuggieReport2006.html).

Chevron operates in over 180 countries, many with critically high rates of human rights allegations including Burma, Democratic Republic of the Congo, Nigeria, Angola and Bangladesh (www.foreignpolicy.com/failedstates). Promising future energy reserves are increasingly found in weak governance zones, which often requires joint ventures with state-controlled national oil companies representing governments with marginal concern for or capacity to protect human rights.

Chevron will benefit from a human rights policy which protects and respects the full range of human rights through the project life cycle and thereby mitigates risks to shareholder value. Chevron's Environmental, Social, Health Impact Assessment process is an exclusively internal review which does not provide shareholders any visibility for how the Company will translate aspirational commitments into specific operational standards which extend to venture partners, suppliers and contractors. Chevron's current Human Rights Statement cannot alone imbed and incentivize human rights guardianship, nor is it comprehensive or verifiable.

Chevron's 2008 *Corporate Responsibility Report* does not include standard Global Reporting Initiative human rights measures for supplier/contractor screening; joint venture agreements; employee training; forced/compulsory labor; and operational impacts on indigenous populations. Meanwhile, RiskMetrics Group, in a study commissioned by the UN Global Compact initiative for business, reports valuation benefits correlate with progressive disclosure of environmental, social and governance issues.
(www.unglobalcompact.org/NewsAndEvents/news_archives/2009_06_18.html)

Dr. Ruggie's recent observation is decisive, "The era of declaratory CSR is over; we've moved into 'prove it' time. Companies need systems for managing the risks of human rights harm the way they have systems for managing all other material risks -- bearing in mind that material here means not only impacts on short-term financial results but also on the rights of individuals and communities, which shape the social sustainability of the enterprise."
(http://198.170.85.29/Ruggie-Why-Companies-Must-Pay-Attention-to-Human-Rights-5-Nov-2009.pdf)

RESOLVED:

Shareholders request the Board to adopt a comprehensive, transparent, verifiable human rights policy and report to shareholders on the plan for implementation by October, 2010.

The report would be prepared at reasonable expense and omitting proprietary information.

SUPPORTING STATEMENT:

Shareholders showed their support for a robust human rights policy through increasing votes FOR this resolution over the past four years (29.10% in 2009).

1. This policy will help preserve shareholder value by avoiding conditions which incite human rights violations and associated shareholder risks. Prevention is more cost efficient than reactively "managing" crises.

2. The policy will establish Chevron's leadership and the rewards which flow to the partner of choice.

3. Chevron's Operational Excellence Management System demonstrates the requirements necessary to fulfill corporate policies. Human Rights require the same attention.

OUR MISSION "To Extend the Healing Ministry of Jesus Christ"


CHRISTUS
Health

December 1, 2009

Mr. David O'Reilly
Chairman and CEO
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

DEC 14 2009
DJO
Mkt Bener

Dear Mr. O'Reilly,

CHRISTUS Health is a shareholder in Chevron Corporation. As a religious investor, we seek to reflect our values, principles and mission in our investment decisions. Since January 2005, our group of concerned investors has been in dialogue with Chevron regarding the need to develop and implement a corporate human rights policy.

At a recent dialogue with Chevron, we were pleased to be informed of some initial internal steps to draft a policy, under the direction of the Global Issues Committee. However, we have yet to see any specific policy language or implementation plan. It remains unclear to us how comprehensive and measurable any future policy will be and how shareholders and other stakeholders might participate in the process. Further, it is our understanding that any human rights policy must still pass through several committees before final board approval and roll-out.

We request that the Board of Directors vigorously pursue the development of a comprehensive, verifiable and transparent human rights policy. We do not believe our company's current Human Rights Statement meets these standards. Sustained and growing co-filer endorsements and shareholder votes FOR this resolution indicate wide support among Chevron shareholders.

Therefore, we submit for consideration and action by the shareholders at the annual meeting, this resolution for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We will continue to hold at least $2000 worth of stock until after the next annual meeting.

As verification that we are beneficial owners of common stock in Chevron Corporation, a letter from our portfolio custodian will follow. Ms. Anna Bradley is your contact regarding this resolution. She can be reached by email at: **abradley@jesuit.org** or by post at the **U.S. Jesuit Conference, 1016 16th Street N.W. Suite #400, Washington, DC 20036.**

We believe a comprehensive, transparent and verifiable human rights policy will help strengthen Chevron's human rights efforts and protect shareholder value. It will establish Chevron as a leader in human rights with the rewards which accrue to the partner of choice.

Sincerely,



Joseph J. Gonzalez
Manager, Community Benefit Services

cc: ICCR filers and staff
Silvia Garrigo, Manager, Global Issues and Policy, Government and Public Affairs

2707 North Loop West | Houston | TX 77008
Tel 281.936.3000

Human Rights – Develop and Adopt Policy
2010 Chevron Corporation

WHEREAS:

Corporations face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations while operating in countries with weak rule of law, endemic corruption, civil conflict, poor labor and environmental standards. This is particularly true for the extractive sector which has the greatest number and most grievous human rights abuses (John Ruggie, UN Special Representative, Business and Human Rights www.umn.edu/humanrts/business/RuggieReport2006.html).

Chevron operates in over 180 countries, many with critically high rates of human rights allegations including Burma, Democratic Republic of the Congo, Nigeria, Angola and Bangladesh (www.foreignpolicy.com/failedstates). Promising future energy reserves are increasingly found in weak governance zones, which often requires joint ventures with state-controlled national oil companies representing governments with marginal concern for or capacity to protect human rights.

Chevron will benefit from a human rights policy which protects and respects the full range of human rights through the project life cycle and thereby mitigates risks to shareholder value. Chevron's Environmental, Social, Health Impact Assessment process is an exclusively internal review which does not provide shareholders any visibility for how the Company will translate aspirational commitments into specific operational standards which extend to venture partners, suppliers and contractors. Chevron's current Human Rights Statement cannot alone imbed and incentivize human rights guardianship, nor is it comprehensive or verifiable.

Chevron's 2008 *Corporate Responsibility Report* does not include standard Global Reporting Initiative human rights measures for supplier/contractor screening; joint venture agreements; employee training; forced/compulsory labor; and operational impacts on indigenous populations. Meanwhile, RiskMetrics Group, in a study commissioned by the UN Global Compact initiative for business, reports valuation benefits correlate with progressive disclosure of environmental, social and governance issues.
(www.unglobalcompact.org/NewsAndEvents/news_archives/2009_06_18.html)

Dr. Ruggie's recent observation is decisive, "The era of declaratory CSR is over; we've moved into 'prove it' time. Companies need systems for managing the risks of human rights harm the way they have systems for managing all other material risks – bearing in mind that material here means not only impacts on short-term financial results but also on the rights of individuals and communities, which shape the social sustainability of the enterprise."
(http://198.170.85.29/Ruggie-Why-Companies-Must-Pay-Attention-to-Human-Rights-5-Nov-2009.pdf)

RESOLVED:

Shareholders request the Board to adopt a comprehensive, transparent, verifiable human rights policy and report to shareholders on the plan for implementation by October, 2010.

The report would be prepared at reasonable expense and omitting proprietary information.

SUPPORTING STATEMENT:

Shareholders showed their support for a robust human rights policy through increasing votes FOR this resolution over the past four years (29.10% in 2009).

1. This policy will help preserve shareholder value by avoiding conditions which incite human rights violations and associated shareholder risks. Prevention is more cost efficient than reactively "managing" crises.

2. The policy will establish Chevron's leadership and the rewards which flow to the partner of choice.

3. Chevron's Operational Excellence Management System demonstrates the requirements necessary to fulfill corporate policies. Human Rights require the same attention.



JESUITS IN ENGLISH CANADA

OFFICE OF THE PROVINCIAL

43 Queen's Park Crescent East ✦ Toronto ON M5S 2C3 ✦ Canada
Website: www.jesuits.ca

Tel: 416-962-4500
Fax: 416-962-4501
E-mail: jwebb@jesuits.ca

December 02, 2009

Mr. David O'Reilly,
Chairman and CEO, Chevron Corporation
6001 Bollinger Canyon Rd
San Ramon, CA 94583-2324 USA

Dear Mr. O'Reilly,

The Jesuit Fathers of Upper Canada are shareowners in the Chevron Corporation. As religious investors, we seek to reflect our values, principles and mission in our investment decisions. Since January 2005, we have joined with the Wisconsin Province of the Society of Jesus and with other concerned investors, in a dialogue with Chevron employees regarding the development and implementation of a company global human rights policy.

At our recent dialogue with Chevron, we were pleased to learn of some initial internal steps to draft a policy, under the direction of the Global Issues Committee. However, we have yet to see any specific policy language or implementation plan. It remains unclear to us how comprehensive and measurable any future policy will be and how shareholders and other stakeholders might participate in the process. Further, it is our understanding that any human rights policy must still pass through several committees before final board approval and roll-out.

We request that the Board of Directors vigorously pursue the development of a comprehensive, verifiable and transparent human rights policy. We do not believe our company's current Human Rights Statement meets these standards. Sustained and growing co-filer endorsements and shareholder votes FOR this resolution indicate wide support among Chevron shareholders.

Therefore, in conjunction with the Wisconsin Province of the Society of Jesus, we submit for consideration and action by the shareholders at the annual general meeting, the attached resolution for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We hold and will continue to hold at least $2000 worth of stock until after the next annual meeting.

The common stock that we hold is in the name of the Jesuit Fathers of Upper Canada and not in the name of a manager. We are co-filing this resolution and recognize Ms. Anna Bradley as your contact regarding this resolution. She can be reached by e-mail at: abradley@jesuit.org or by post at the U.S. Jesuit Conference, 1016 16th St. N.W., Suite #400, Washington, DC, USA 20036.

We believe a comprehensive, transparent and verifiable human rights policy will help strengthen the internal Human Rights training effort as well as protecting shareholder value. It will provide specific mechanisms to support the values in the Human Rights statement and the Chevron Way.

Sincerely,

Rev. James Webb, S.J.
Provincial

cc: ICCR filers and staff
Silvia Garrigo, Manager, Global Issues and Policy, Government and Public Affairs

Human Rights – Develop and Adopt Policy
2010 Chevron Corporation

WHEREAS:

Corporations face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations while operating in countries with weak rule of law, endemic corruption, civil conflict, poor labor and environmental standards. This is particularly true for the extractive sector which has the greatest number and most grievous human rights abuses (John Ruggie, UN Special Representative, Business and Human Rights www.umn.edu/humanrts/business/RuggieReport2006.html).

Chevron operates in over 180 countries, many with critically high rates of human rights allegations including Burma, Democratic Republic of the Congo, Nigeria, Angola and Bangladesh (www.foreignpolicy.com/failedstates). Promising future energy reserves are increasingly found in weak governance zones, which often requires joint ventures with state-controlled national oil companies representing governments with marginal concern for or capacity to protect human rights.

Chevron will benefit from a human rights policy which protects and respects the full range of human rights through the project life cycle and thereby mitigates risks to shareholder value. Chevron's Environmental, Social, Health Impact Assessment process is an exclusively internal review which does not provide shareholders any visibility for how the Company will translate aspirational commitments into specific operational standards which extend to venture partners, suppliers and contractors. Chevron's current Human Rights Statement cannot alone imbed and incentivize human rights guardianship, nor is it comprehensive or verifiable.

Chevron's 2008 *Corporate Responsibility Report* does not include standard Global Reporting Initiative human rights measures for supplier/contractor screening; joint venture agreements; employee training; forced/compulsory labor; and operational impacts on indigenous populations. Meanwhile, RiskMetrics Group, in a study commissioned by the UN Global Compact initiative for business, reports valuation benefits correlate with progressive disclosure of environmental, social and governance issues.
(www.unglobalcompact.org/NewsAndEvents/news_archives/2009_06_18.html)

Dr. Ruggie's recent observation is decisive, "The era of declaratory CSR is over; we've moved into 'prove it' time. Companies need systems for managing the risks of human rights harm the way they have systems for managing all other material risks -- bearing in mind that material here means not only impacts on short-term financial results but also on the rights of individuals and communities, which shape the social sustainability of the enterprise."
(http://198.170.85.29/Ruggie-Why-Companies-Must-Pay-Attention-to-Human-Rights-5-Nov-2009.pdf)

RESOLVED:

Shareholders request the Board to adopt a comprehensive, transparent, verifiable human rights policy and report to shareholders on the plan for implementation by October, 2010.

The report would be prepared at reasonable expense and omitting proprietary information.

SUPPORTING STATEMENT:

Shareholders showed their support for a robust human rights policy through increasing votes FOR this resolution over the past four years (29.10% in 2009).

1. This policy will help preserve shareholder value by avoiding conditions which incite human rights violations and associated shareholder risks. Prevention is more cost efficient than reactively "managing" crises.
2. The policy will establish Chevron's leadership and the rewards which flow to the partner of choice.
3. Chevron's Operational Excellence Management System demonstrates the requirements necessary to fulfill corporate policies. Human Rights require the same attention.



MARQUETTE UNIVERSITY HIGH SCHOOL

For Faith, Scholarship and Community

December 2, 2009

DEC 04 2009
DJO
Matt Bernn
T3781

Mr. David O'Reilly
Chairman and CEO
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Dear Mr. O'Reilly,

Marquette University High School is a shareholder in Chevron Corporation. As a religious investor, we seek to reflect our values, principles and mission in our investment decisions. Since January 2005, our group of concerned investors has been in dialogue with Chevron regarding the need to develop and implement a corporate human rights policy.

At our recent dialogue with Chevron, we were pleased to learn of some initial internal steps to draft a policy, under the direction of the Global Issues Committee. However, we have yet to see any specific policy language or implementation plan. It remains unclear to us how comprehensive and measurable any future policy will be and how shareholders and other stakeholders might participate in the process. Further, it is our understanding that any human rights policy must still pass through several committees before final board approval and roll-out.

We request that the Board of Directors vigorously pursue the development of a comprehensive, verifiable and transparent human rights policy. We do not believe our company's current Human Rights Statement meets these standards. Sustained and growing co-filer endorsements and shareholder votes FOR this resolution indicate wide support among Chevron shareholders.

Therefore, we submit for consideration and action by the shareholders at the annual meeting, this resolution for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We will continue to hold at least $2000 worth of stock until after the next annual meeting.

As verification that we are beneficial owners of common stock in Chevron Corporation, I enclose a letter from our portfolio custodian attesting to this fact. Ms. Anna Bradley is your contact regarding this resolution. She can be reached by email at: abradley@jesuit.org or by post at the U.S. Jesuit Conference, 1016 16th Street N.W. Suite #400, Washington, DC 20036.

3401 W. Wisconsin Avenue · Milwaukee, WI 53208 · Phone: 414.933.7220 · Fax: 414.937.8588 · www.muhs.edu

We believe a comprehensive, transparent and verifiable human rights policy will help strengthen Chevron's human rights efforts and protect shareholder value. It will establish Chevron as a leader in human rights with the rewards which accrue to the partner of choice.

Sincerely,



Bert A. Duerrmeier
Business Manager

cc: ICCR filers and staff
Silvia Garrigo, Manager, Global Issues and Policy, Government and Public Affairs

Human Rights – Develop and Adopt Policy
2010 Chevron Corporation

WHEREAS:

Corporations face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations while operating in countries with weak rule of law, endemic corruption, civil conflict, poor labor and environmental standards. This is particularly true for the extractive sector which has the greatest number and most grievous human rights abuses (John Ruggie, UN Special Representative, Business and Human Rights www.umn.edu/humanrts/business/RuggieReport2006.html).

Chevron operates in over 180 countries, many with critically high rates of human rights allegations including Burma, Democratic Republic of the Congo, Nigeria, Angola and Bangladesh (www.foreignpolicy.com/failedstates). Promising future energy reserves are increasingly found in weak governance zones, which often requires joint ventures with state-controlled national oil companies representing governments with marginal concern for or capacity to protect human rights.

Chevron will benefit from a human rights policy which protects and respects the full range of human rights through the project life cycle and thereby mitigates risks to shareholder value. Chevron's Environmental, Social, Health Impact Assessment process is an exclusively internal review which does not provide shareholders any visibility for how the Company will translate aspirational commitments into specific operational standards which extend to venture partners, suppliers and contractors. Chevron's current Human Rights Statement cannot alone imbed and incentivize human rights guardianship, nor is it comprehensive or verifiable.

Chevron's 2008 *Corporate Responsibility Report* does not include standard Global Reporting Initiative human rights measures for supplier/contractor screening; joint venture agreements; employee training; forced/compulsory labor; and operational impacts on indigenous populations.
Meanwhile, RiskMetrics Group, in a study commissioned by the UN Global Compact initiative for business, reports valuation benefits correlate with progressive disclosure of environmental, social and governance issues. (www.unglobalcompact.org/NewsAndEvents/news_archives/2009_06_18.html)

Dr. Ruggie's recent observation is decisive, "The era of declaratory CSR is over; we've moved into 'prove it' time. Companies need systems for managing the risks of human rights harm the way they have systems for managing all other material risks -- bearing in mind that material here means not only impacts on short-term financial results but also on the rights of individuals and communities, which shape the social sustainability of the enterprise." (http://198.170.85.29/Ruggie-Why-Companies-Must-Pay-Attention-to-Human-Rights-5-Nov-2009.pdf)

RESOLVED:

Shareholders request the Board to adopt a comprehensive, transparent, verifiable human rights policy and report to shareholders on the plan for implementation by October, 2010.

The report would be prepared at reasonable expense and omitting proprietary information.

SUPPORTING STATEMENT:

Shareholders showed their support for a robust human rights policy through increasing votes FOR this resolution over the past four years (29.10% in 2009).

1. This policy will help preserve shareholder value by avoiding conditions which incite human rights violations and associated shareholder risks. Prevention is more cost efficient than reactively "managing" crises.

2. The policy will establish Chevron's leadership and the rewards which flow to the partner of choice.

3. Chevron's Operational Excellence Management System demonstrates the requirements necessary to fulfill corporate policies. Human Rights require the same attention.



ROCKHURST
A Jesuit University

December 2, 2009

Mr. David O'Reilly
Chairman and CEO
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

DEC 03 2009
DJO
Matt Berner
Bldg. T

Dear Mr. O'Reilly,

Rockhurst University, one of the 28 Jesuit Colleges and Universities of the United States is a shareholder in Chevron Corporation. As a religious investor, we seek to reflect our values, principles and mission in our investment decisions. We are aware of ongoing dialogue our investors, ICCR and Chevron have had since January 2005 regarding the need to develop and implement a corporate human rights policy.

From recent dialogues with Chevron, we were pleased to learn of some initial internal steps to draft a policy, under the direction of the Global Issues Committee. However, we have yet to see any specific policy language or implementation plan. It remains unclear to us how comprehensive and measurable any future policy will be and how shareholders and other stakeholders might participate in the process. Further, it is our understanding that any human rights policy must still pass through several committees before final board approval and roll-out.

We request that the Board of Directors vigorously pursue the development of a comprehensive, verifiable and transparent human rights policy. We do not believe our company's current Human Rights Statement meets these standards. Sustained and growing co-filer endorsements and shareholder votes FOR this resolution indicate wide support among Chevron shareholders.

Therefore, we co-file with other shareholders at the annual meeting, this resolution for inclusion in the proxy statement in accordance with Rule 14–a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We will continue to hold at least $2000 worth of stock until after the next annual meeting.

As verification that we are beneficial owners of common stock in Chevron Corporation, I enclose a copy of our brokerage statement. Ms. Anna Bradley is your contact regarding this resolution. She can be reached by email at: abradley@jesuit.org or by post at the U.S. Jesuit Conference, 1016 16th Street N.W. Suite #400, Washington, DC 20036.

We believe a comprehensive, transparent and verifiable human rights policy will help strengthen Chevron's human rights efforts and protect shareholder value. It will establish Chevron as a leader in human rights with the rewards which accrue to the partner of choice.

Sincerely,

Kevin Cullen, SJ

Rev. Kevin Cullen, S.J.
Vice President for Mission & Ministry

Mr. Guy Swanson
Vice President for Finance & Administration

cc: ICCR filers and staff
Mr. Sean Agniel, Provincial Assistant of the Missouri Province

Office of Mission and Ministry
1100 Rockhurst Road | Kansas City, Mo 64110-2561 | Phone 816-501-4599 | Fax 816-501-4584
www.rockhurst.edu

Human Rights – Develop and Adopt Policy
2010 Chevron Corporation

WHEREAS:

Corporations face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations while operating in countries with weak rule of law, endemic corruption, civil conflict, poor labor and environmental standards. This is particularly true for the extractive sector which has the greatest number and most grievous human rights abuses (John Ruggie, UN Special Representative, Business and Human Rights www.umn.edu/humanrts/business/RuggieReport2006.html).

Chevron operates in over 180 countries, many with critically high rates of human rights allegations including Burma, Democratic Republic of the Congo, Nigeria, Angola and Bangladesh (www.foreignpolicy.com/failedstates). Promising future energy reserves are increasingly found in weak governance zones, which often requires joint ventures with state-controlled national oil companies representing governments with marginal concern for or capacity to protect human rights.

Chevron will benefit from a human rights policy which protects and respects the full range of human rights through the project life cycle and thereby mitigates risks to shareholder value. Chevron's Environmental, Social, Health Impact Assessment process is an exclusively internal review which does not provide shareholders any visibility for how the Company will translate aspirational commitments into specific operational standards which extend to venture partners, suppliers and contractors. Chevron's current Human Rights Statement cannot alone imbed and incentivize human rights guardianship, nor is it comprehensive or verifiable.

Chevron's 2008 *Corporate Responsibility Report* does not include standard Global Reporting Initiative human rights measures for supplier/contractor screening; joint venture agreements; employee training; forced/compulsory labor; and operational impacts on indigenous populations. Meanwhile, RiskMetrics Group, in a study commissioned by the UN Global Compact initiative for business, reports valuation benefits correlate with progressive disclosure of environmental, social and governance issues.
(www.unglobalcompact.org/NewsAndEvents/news_archives/2009_06_18.html)

Dr. Ruggie's recent observation is decisive, "The era of declaratory CSR is over; we've moved into 'prove it' time. Companies need systems for managing the risks of human rights harm the way they have systems for managing all other material risks – bearing in mind that material here means not only impacts on short-term financial results but also on the rights of individuals and communities, which shape the social sustainability of the enterprise."
(http://198.170.85.29/Ruggie-Why-Companies-Must-Pay-Attention-to-Human-Rights-5-Nov-2009.pdf)

RESOLVED:

Shareholders request the Board to adopt a comprehensive, transparent, verifiable human rights policy and report to shareholders on the plan for implementation by October, 2010.

The report would be prepared at reasonable expense and omitting proprietary information.

SUPPORTING STATEMENT:

Shareholders showed their support for a robust human rights policy through increasing votes FOR this resolution over the past four years (29.10% in 2009).

1. This policy will help preserve shareholder value by avoiding conditions which incite human rights violations and associated shareholder risks. Prevention is more cost efficient than reactively "managing" crises.

2. The policy will establish Chevron's leadership and the rewards which flow to the partner of choice.

3. Chevron's Operational Excellence Management System demonstrates the requirements necessary to fulfill corporate policies. Human Rights require the same attention.



Sisters of the Holy Cross
পবিত্র ক্রুশ ভগিনীগণ
Irmãs da Santa Cruz
Hermanas de la Santa Cruz

DEC 08 2009
DJC
Matt
Berner

December 2, 2009

Mr. David O'Reilly
Chairman and CEO
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Dear Mr. O'Reilly:

I am hereby authorized to notify you of our intention, along with the Wisconsin Province of the Society of Jesus and other institutional investors, to co-file the enclosed proposal regarding the need to develop and implement a corporate human rights policy for consideration and action by the shareholders at the next annual meeting. I hereby submit it for inclusion in the Proxy Statement under Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. I would appreciate your indicating in the proxy statement that the Sisters of the Holy Cross are a sponsor of this resolution.

The Sisters of the Holy Cross of Notre Dame, Indiana, are beneficial owners of stock in Chevron Corporation. I am enclosing verification with this letter. The Congregation will continue to hold shares in the company through the 2010 stockholder meeting.

A representative of the filers will attend the stockholders meeting to move the resolution as required by the rules of the Securities and Exchange Commission.

Sincerely,

Geraldine M. Hoyler, CSC
Secretary & General Treasurer

100 Lourdes Hall—Saint Mary's Notre Dame, IN 46556-5014 Tel 574.284.5550 www.cscsisters.org

Human Rights – Develop and Adopt Policy
2010 Chevron Corporation

WHEREAS:

Corporations face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations while operating in countries with weak rule of law, endemic corruption, civil conflict, poor labor and environmental standards. This is particularly true for the extractive sector which has the greatest number and most grievous human rights abuses (John Ruggie, UN Special Representative, Business and Human Rights www.umn.edu/humanrts/business/RuggieReport2006.html).

Chevron operates in over 180 countries, many with critically high rates of human rights allegations including Burma, Democratic Republic of the Congo, Nigeria, Angola and Bangladesh (www.foreignpolicy.com/failedstates). Promising future energy reserves are increasingly found in weak governance zones, which often requires joint ventures with state-controlled national oil companies representing governments with marginal concern for or capacity to protect human rights.

Chevron will benefit from a human rights policy which protects and respects the full range of human rights through the project life cycle and thereby mitigates risks to shareholder value. Chevron's Environmental, Social, Health Impact Assessment process is an exclusively internal review which does not provide shareholders any visibility for how the Company will translate aspirational commitments into specific operational standards which extend to venture partners, suppliers and contractors. Chevron's current Human Rights Statement cannot alone imbed and incentivize human rights guardianship, nor is it comprehensive or verifiable.

Chevron's 2008 *Corporate Responsibility Report* does not include standard Global Reporting Initiative human rights measures for supplier/contractor screening; joint venture agreements; employee training; forced/compulsory labor; and operational impacts on indigenous populations. Meanwhile, RiskMetrics Group, in a study commissioned by the UN Global Compact initiative for business, reports valuation benefits correlate with progressive disclosure of environmental, social and governance issues.
(www.unglobalcompact.org/NewsAndEvents/news_archives/2009_06_18.html)

Dr. Ruggie's recent observation is decisive, "The era of declaratory CSR is over; we've moved into 'prove it' time. Companies need systems for managing the risks of human rights harm the way they have systems for managing all other material risks -- bearing in mind that material here means not only impacts on short-term financial results but also on the rights of individuals and communities, which shape the social sustainability of the enterprise."
(http://198.170.85.29/Ruggie-Why-Companies-Must-Pay-Attention-to-Human-Rights-5-Nov-2009.pdf)

RESOLVED:

Shareholders request the Board to adopt a comprehensive, transparent, verifiable human rights policy and report to shareholders on the plan for implementation by October, 2010.

The report would be prepared at reasonable expense and omitting proprietary information.

SUPPORTING STATEMENT:

Shareholders showed their support for a robust human rights policy through increasing votes FOR this resolution over the past four years (29.10% in 2009).

1. This policy will help preserve shareholder value by avoiding conditions which incite human rights violations and associated shareholder risks. Prevention is more cost efficient than reactively "managing" crises.

2. The policy will establish Chevron's leadership and the rewards which flow to the partner of choice.

3. Chevron's Operational Excellence Management System demonstrates the requirements necessary to fulfill corporate policies. Human Rights require the same attention.

Sisters of the Humility of Mary

December2, 2009

Mr. David O'Reilly
December
Chairman and CEO
Chevron Corporation.
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

DEC 07 2009
DJO
Matt Berner
T3189

Dear Mr.O'Reilly

As shareholders in The Chevron Corporation, the Sisters of the Humility of Mary of Villa Maria, Pennsylvania are very concerned about the need for The Chevron Corporation to implement a human rights policy.. As shareholders, we believe that it is time for our company to take definite steps to develop a corporate plan that insures this task is undertaken in the near future.

We request that the Board of Directors vigorously pursue the development of a compressive, verifiable and transparent human rights policy. We do not believe our company's current Human Rights Statement meets these standards. Sustained and growing co-filer endorsement and shareholder votes FOR this resolution indicate wide support among Chevron shareholders.

Therefore, we submit for consideration and action by the shareholders a t the annual meeting, this resolution for the inclusion in the proxy statement in accordance- with Rule 14—a 8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We have held this stock for many years will continue to hold our stock until after the next annual meeting.

You will find an enclosed letter from Meghan Doheny of BNY Asset Services of Pittsburgh Pa., verifying the investment of the Sisters of the Humility of Mary in common stock of the Chevron Corporation ~~Ms. Anna Bradley is our contact regarding this resolution.~~ She can be reached by email at abradley@jesuit.org

We believe a comprehensive human rights policy will help strengthen Chevron' and protect shareholder value. It will establish Chevron as a leader in human rights.

Sincerely yours.

SISTERS OF HUMILITY OF MARY
Sister Dolores Bourquin H.M
Sister Dolores Bourquin HM

316 Villa Drive
Villa Maria, Pa 16155

Human Rights – Develop and Adopt Policy
2010 Chevron Corporation

WHEREAS:

Corporations face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations while operating in countries with weak rule of law, endemic corruption, civil conflict, poor labor and environmental standards. This is particularly true for the extractive sector which has the greatest number and most grievous human rights abuses (John Ruggie, UN Special Representative, Business and Human Rights www.umn.edu/humanrts/business/RuggieReport2006.html).

Chevron operates in over 180 countries, many with critically high rates of human rights allegations including Burma, Democratic Republic of the Congo, Nigeria, Angola and Bangladesh (www.foreignpolicy.com/failedstates). Promising future energy reserves are increasingly found in weak governance zones, which often requires joint ventures with state-controlled national oil companies representing governments with marginal concern for or capacity to protect human rights.

Chevron will benefit from a human rights policy which protects and respects the full range of human rights through the project life cycle and thereby mitigates risks to shareholder value. Chevron's Environmental, Social, Health Impact Assessment process is an exclusively internal review which does not provide shareholders any visibility for how the Company will translate aspirational commitments into specific operational standards which extend to venture partners, suppliers and contractors. Chevron's current Human Rights Statement cannot alone imbed and incentivize human rights guardianship, nor is it comprehensive or verifiable.

Chevron's 2008 *Corporate Responsibility Report* does not include standard Global Reporting Initiative human rights measures for supplier/contractor screening; joint venture agreements; employee training; forced/compulsory labor; and operational impacts on indigenous populations. Meanwhile, RiskMetrics Group, in a study commissioned by the UN Global Compact initiative for business, reports valuation benefits correlate with progressive disclosure of environmental, social and governance issues.
(www.unglobalcompact.org/NewsAndEvents/news_archives/2009_06_18.html)

Dr. Ruggie's recent observation is decisive, "The era of declaratory CSR is over; we've moved into 'prove it' time. Companies need systems for managing the risks of human rights harm the way they have systems for managing all other material risks -- bearing in mind that material here means not only impacts on short-term financial results but also on the rights of individuals and communities, which shape the social sustainability of the enterprise."
(http://198.170.85.29/Ruggie-Why-Companies-Must-Pay-Attention-to-Human-Rights-5-Nov-2009.pdf)

RESOLVED:

Shareholders request the Board to adopt a comprehensive, transparent, verifiable human rights policy and report to shareholders on the plan for implementation by October, 2010.

The report would be prepared at reasonable expense and omitting proprietary information.

SUPPORTING STATEMENT:

Shareholders showed their support for a robust human rights policy through increasing votes FOR this resolution over the past four years (29.10% in 2009).

1. This policy will help preserve shareholder value by avoiding conditions which incite human rights violations and associated shareholder risks. Prevention is more cost efficient than reactively "managing" crises.

2. The policy will establish Chevron's leadership and the rewards which flow to the partner of choice.

3. Chevron's Operational Excellence Management System demonstrates the requirements necessary to fulfill corporate policies. Human Rights require the same attention.

School Sisters of Notre Dame Cooperative Investment Fund
345 Belden Hill Road
Wilton, CT 06897

December 1, 2009

DEC 07 2009
DJO
Matt Berner
T3189

Mr. David O'Reilly
Chairman and CEO
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Dear Mr. O'Reilly,

The School Sisters of Notre Dame Cooperative Investment Fund is a shareholder in Chevron Corporation. As a religious investor, we seek to reflect our values, principles and mission in our investment decisions. Since January 2005, a group of concerned investors has been in dialogue with Chevron regarding the need to develop and implement a corporate human rights policy.

We request that the Board of Directors vigorously pursue the development of a comprehensive, verifiable and transparent human rights policy. We do not believe our company's current Human Rights Statement meets these standards. Sustained and growing co-filer endorsements and shareholder votes FOR this resolution indicate wide support among Chevron shareholders.

Therefore, I, along with the Wisconsin Province of the Society of Jesus, submit for consideration and action by the shareholders at the annual meeting, this resolution for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We will continue to hold at least $2000 worth of stock until after the next annual meeting.

As verification that we are beneficial owners of common stock in Chevron Corporation, I enclose a letter from our portfolio custodian attesting to this fact. Ms. Anna Bradley is your contact regarding this resolution. She can be reached by email at: abradley@jesuit.org .

We believe a comprehensive, transparent and verifiable human rights policy will help strengthen Chevron's human rights efforts and protect shareholder value. It will establish Chevron as a leader in human rights.

Sincerely,

Ethel M. Howley, SSND

Sister Ethel Howley, SSND
Social Responsibility Resource Person

Human Rights – Develop and Adopt Policy
2010 Chevron Corporation

WHEREAS:

Corporations face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations while operating in countries with weak rule of law, endemic corruption, civil conflict, poor labor and environmental standards. This is particularly true for the extractive sector which has the greatest number and most grievous human rights abuses (John Ruggie, UN Special Representative, Business and Human Rights www.umn.edu/humanrts/business/RuggieReport2006.html).

Chevron operates in over 180 countries, many with critically high rates of human rights allegations including Burma, Democratic Republic of the Congo, Nigeria, Angola and Bangladesh (www.foreignpolicy.com/failedstates). Promising future energy reserves are increasingly found in weak governance zones, which often requires joint ventures with state-controlled national oil companies representing governments with marginal concern for or capacity to protect human rights.

Chevron will benefit from a human rights policy which protects and respects the full range of human rights through the project life cycle and thereby mitigates risks to shareholder value. Chevron's Environmental, Social, Health Impact Assessment process is an exclusively internal review which does not provide shareholders any visibility for how the Company will translate aspirational commitments into specific operational standards which extend to venture partners, suppliers and contractors. Chevron's current Human Rights Statement cannot alone imbed and incentivize human rights guardianship, nor is it comprehensive or verifiable.

Chevron's 2008 *Corporate Responsibility Report* does not include standard Global Reporting Initiative human rights measures for supplier/contractor screening; joint venture agreements; employee training; forced/compulsory labor; and operational impacts on indigenous populations. Meanwhile, RiskMetrics Group, in a study commissioned by the UN Global Compact initiative for business, reports valuation benefits correlate with progressive disclosure of environmental, social and governance issues.
(www.unglobalcompact.org/NewsAndEvents/news_archives/2009_06_18.html)

Dr. Ruggie's recent observation is decisive, "The era of declaratory CSR is over; we've moved into 'prove it' time. Companies need systems for managing the risks of human rights harm the way they have systems for managing all other material risks -- bearing in mind that material here means not only impacts on short-term financial results but also on the rights of individuals and communities, which shape the social sustainability of the enterprise."
(http://198.170.85.29/Ruggie-Why-Companies-Must-Pay-Attention-to-Human-Rights-5-Nov-2009.pdf)

RESOLVED:

Shareholders request the Board to adopt a comprehensive, transparent, verifiable human rights policy and report to shareholders on the plan for implementation by October, 2010.

The report would be prepared at reasonable expense and omitting proprietary information.

SUPPORTING STATEMENT:

Shareholders showed their support for a robust human rights policy through increasing votes FOR this resolution over the past four years (29.10% in 2009).

1. This policy will help preserve shareholder value by avoiding conditions which incite human rights violations and associated shareholder risks. Prevention is more cost efficient than reactively "managing" crises.

2. The policy will establish Chevron's leadership and the rewards which flow to the partner of choice.

3. Chevron's Operational Excellence Management System demonstrates the requirements necessary to fulfill corporate policies. Human Rights require the same attention.


Chevron

Christopher A. Butner
Assistant Secretary &
Managing Counsel,
Securities/
Corporate Governance

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road
T-3180
San Ramon, CA 94583
Tel: 925-842-2796
Fax: 925-842-2846
Email: cbutner@chevron.com

VIA EMAIL (shareholderproposals@sec.gov)

January 8, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Chevron Corporation
Stockholder Proposal of Wisconsin Province of the Society of Jesus
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to seek your concurrence with Chevron Corporation's ("Chevron" or the "Company") intent to exclude from its proxy statement and form of proxy for its 2010 Annual Meeting of Stockholders (collectively, the "2010 Proxy Materials") a stockholder proposal and statement in support thereof that substantially duplicates a previously received proposal that the Company intends to include in its 2010 Proxy Materials.

On October 20, 2009, the Company received a stockholder proposal for inclusion in its 2010 Proxy Materials from Mr. Jing Zhao concerning Chevron's human rights policies and practices (the "First Proposal"). Subsequently, on December 2, 2009, the Company received a stockholder proposal also for inclusion in its 2010 Proxy Materials from the Wisconsin Province of the Society of Jesus and certain co-filers (collectively the "Proponents") also concerning Chevron's human rights policies and practices (the "Second Proposal"). The Proponents have designated Ms. Anna Bradley (abradley@jesuit.org) as the contact for the Second Proposal.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Chevron intends to file its definitive 2010 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents' primary contact, Ms. Anna Bradley at the U.S. Jesuit Conference.

Please note that due to the large number of co-proponents of the Second Proposal and limitations on the size of files transmitted via email, our email transmission does not include copies of the co-proponents' correspondence. We will provide these materials and a complete copy of this submission to the Commission and Ms. Bradley via overnight courier.

THE PROPOSALS

The First Proposal, received October 20, 2009 and attached to this letter as Exhibit A, reads as follows:

> Therefore, be it resolved, that shareholders request that Chevron establish a Human Rights Committee with the responsibility to review and approve all policies and actions taken by the Company that might affect human rights observance in countries where it does business, or where its products and technologies are being sold or used, This Committee will follow the Universal Declaration of Human Rights and will include high-level officials of Chevron, and respected outside human rights experts (especially with knowledge of China's human rights situation) to help Chevron understand the human rights impacts of Chevron business abroad.

The Second Proposal, received December 2, 2009 and, together with all related correspondence, attached to this letter as Exhibit B, reads as follows:

> Resolved: Shareholders request the Board to adopt a comprehensive, transparent, verifiable human rights policy and report to shareholders on the plan for implementation by October, 2010.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Second Proposal may be excluded from the Company's 2010 Proxy Materials pursuant to Rule 14a-8(i)(11) because the Second Proposal substantially duplicates the First Proposal, which we intend to include in the Company's 2010 Proxy Materials.

ANALYSIS

The Second Proposal May Be Excluded under Rule 14a-8(i)(11) Because It Substantially Duplicates the Previously Submitted First Proposal.

Rule 14a-8(i)(11) provides that a stockholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting."[1] The

---

[1] When two substantially duplicative proposals are received by a company, the Staff has indicated that the company must include the first of the proposals in its proxy materials, unless that proposal may otherwise be excluded. *See Great Lakes Chemical Corp.* (avail. Mar. 2, 1998); *Pacific Gas and Electric Co.* (avail. Jan. 6, 1994); *Atlantic*

test for substantially duplicative proposals is whether the core issues to be addressed by the proposals are substantially the same. *See, generally, The Proctor & Gamble Co.* (avail. Jul. 21, 2009); *JP Morgan Chase & Co.* (avail. Mar. 18, 2009); *Qwest Communications Int'l, Inc.* (avail. Mar. 8, 2006); *Pacific Gas & Electric Co.* (avail. Feb. 1, 1993). Proposals need not be identical to be excludable under Rule 14a-8(i)(11). Instead, the Staff has consistently taken the position that proposals that have the same "principal thrust" or "principal focus" may be substantially duplicative under Rule 14a-8(i)(11) even if the proposals differ as to terms or scope.

For example, in *Cooper Industries Ltd.* (avail. Jan. 17, 2006), the Staff permitted Cooper Industries to exclude a proposal requesting that the company "review its policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings" to stockholders because it substantially duplicated a previously received proposal requesting that the company "commit itself to the implementation of a code of conduct based on . . . ILO human rights standards and United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights."

In addition, in *Chevron Corp.* (avail. Mar. 23, 2009), the Staff permitted Chevron to exclude from its proxy statement a proposal requesting a report "on the environmental damage that would result from the company's expanding oil sands operations in the Canadian boreal forest" because it had the same principal thrust or focus and was therefore substantially duplicative of a previously received proposal requesting that the Company's Board of Directors "publicly adopt quantitative, long-term goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations" and report on the same.

Similarly, in *General Motors Corp.* (avail. Mar. 13, 2008), the Staff permitted GM to exclude from its proxy statement a proposal requesting that "a committee of independent directors of the Board assess the steps the company is taking to meet new fuel economy and greenhouse gas emission standards for its fleets of cars and trucks, and issue a report to shareholders" because it had the same principal thrust or focus and was therefore substantially duplicative of a previously received proposal requesting "the Board of Directors publicly adopt quantitative goals, based on current and emerging technologies, for reducing total greenhouse gas emissions from the company's products and operations").

And, to illustrate further, in *Ford Motor Co.* (avail. Mar. 3, 2008), the Staff permitted Ford to exclude from its proxy statement a proposal requesting a bylaw to establish a committee of independent non-family directors to investigate and "make recommendations regarding any question of conflict of interest between Ford family shareholders and non-family shareholders" as substantially duplicative of a previously received proposal requesting that Ford's board take steps to adopt a recapitalization plan so that all shares of Ford's outstanding stock have one-vote per share.

Richfield Co. (avail. Jan. 11, 1982). Chevron received the First Proposal on October 20, 2009, and the Second Proposal on December 2, 2009.

Here, the principal thrust or focus of the proposals is the same: Chevron's human rights policies and practices or, more specifically, the governance mechanisms (whether it be a committee or a policy) guiding the company in the area of human rights. The First Proposal requests that Chevron establish a committee that would have "responsibility to review and approve all policies and actions taken by [Chevron] that might affect human rights observance in countries where it does business . . . to help Chevron understand the human rights impacts of Chevron business abroad." The Second Proposal requests that Chevron adopt a human rights policy that "will help preserve shareholder value by avoiding conditions which incite human rights violations and associated shareholder risks." Both proposals are focused on the governance mechanisms (the First Proposal, a committee, and the Second Proposal, a policy) that will guide and protect the company in the area of human rights. Indeed, the degree of similarity in the principal thrust and focus of the First Proposal and Second Proposal is greater than the degree of similarity of the proposals in *Chevron Corp., General Motors, and Ford Motor Co.*, discussed above.

The fact that the First Proposal does not specifically request adoption of a human rights policy as does the Second Proposal, or that the Second Proposal does not request the formation of a committee as does the First Proposal, does not alter the analysis under Rule 14a-8(i)(11). The Staff has concluded that Rule 14a-8(i)(11) is available even when one proposal touches upon matters not addressed in the other proposal. For example, in *The Proctor & Gamble Company* (avail. July 21, 2009), the Staff permitted P&G to exclude from its proxy statement a proposal requesting adoption of a "triennial executive pay vote program," which was to include not only a triennial say on pay stockholder vote but also a triennial compensation committee forum with stockholders because that proposal substantially duplicated a previously submitted proposal calling for only an annual say on pay stockholder vote. *See also Wal-Mart Stores, Inc.* (avail. Apr. 3, 2002) (concurring with exclusion of a proposal requesting a report on gender equality because the proposal substantially duplicated a proposal requesting a report on affirmative action policies and programs); *General Motors Corp.* (avail. Apr. 5, 2007) (concurring with exclusion of a proposal requesting a report outlining the company's political contribution policy along with a statement of non-deductible political contributions made during the year as substantially duplicative of proposal requesting an annual statement of each contribution made with respect to a political campaign, political party, or attempt to influence legislation). Thus, even though the First Proposal calls for creation of a human rights committee and the Second Proposals calls for adoption of a human rights policy, the core issues of the proposals are the same: Chevron's human rights policies and practices. Consistent with the Staff's previous interpretations of Rule 14a-8(i)(11), Chevron believes that the Second Proposal may be excluded as substantially duplicative of the First Proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Chevron excludes the Second Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, Chevron agrees to promptly forward to the

Proponents any response from the Staff to this no-action request that the Staff transmits by facsimile to Chevron only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (925) 842-2796.

Sincerely yours,



Christopher A. Butner
Assistant Secretary and Managing Counsel
Securities/Corporate Governance

Enclosures

cc: Lydia I. Beebe, Chevron Corporation
Charles A. James, Chevron Corporation
R. Hewitt Pate, Chevron Corporation
Anna Bradley, U.S. Jesuit Conference (abradley@jesuit.org)

Exhibit A

FISMA & OMB Memorandum M-07-16

October 12, 2009

Chevron Corporation
Attn: Corporate Secretary and Chief Governance Office
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324
Email: corpgov@chevron.com
Fax: 925-842-2846

Dear Sir/Madam,

Enclosed please find my stockholder proposal for inclusion in the proxy statement for the company's 2010 annual meeting of shareholders and TD Ameritrade letter of my Chevron stock ownership. Please provide my name in the proxy statement. I will continuously hold these shares for at least five years.

Should you have any questions, please contact me at ***FISMA & OMB Memorandum M-07-16*** (phone), ***FISMA & OMB Memorandum M-07-16*** or ***FISMA & OMB Memorandum M-07-16***

Yours truly,



Jing Zhao

Enclosure: Stockholder proposal
TD Ameritrade letter of Jing Zhao's stock ownership

SHAREHOLDER PROPOSAL FOR CHEVRON 2010 SHAREHOLDERS' MEETING

Human Rights Committee of Chevron Business

Whereas, mindful of the severe abuses of basic human rights by the Government of China to punish its people for expressing and exercising the free speech and free association rights (for example, I myself, born in Beijing and graduated from Tsinghua University in Beijing, was deprived of my Chinese citizenship in 1996 without any document), and

Whereas, taking into account the fact that U.S. laws prohibit the involvement of U.S. companies in major human rights abuses taking place in foreign nations, including China,

Therefore, be it resolved, that shareholders request that Chevron establish a Human Rights Committee with the responsibility to review and approve all policies and actions taken by the Company that might affect human rights observance in countries where it does business, or where its products and technologies are being sold or used. This Committee will follow the Universal Declaration of Human Rights and will include high-level officials of Chevron, and respected outside human rights experts (especially with knowledge of China's human rights situation) to help Chevron understand the human rights impacts of Chevron business abroad.

Exhibit B


IHS

Wisconsin Province of the Society of Jesus

DEC 02 2009
DJO

December 1, 2009

Mr. David O'Reilly
Chairman and CEO
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Dear Mr. O'Reilly,

The Wisconsin Province of the Society of Jesus is a shareholder in Chevron Corporation. As a religious investor, we seek to reflect our values, principles and mission in our investment decisions. Since January 2005, our group of concerned investors has been in dialogue with Chevron regarding the need to develop and implement a corporate human rights policy.

At our recent dialogue with Chevron, we were pleased to learn of some initial internal steps to draft a policy, under the direction of the Global Issues Committee. However, we have yet to see any specific policy language or implementation plan. It remains unclear to us how comprehensive and measurable any future policy will be and how shareholders and other stakeholders might participate in the process. Further, it is our understanding that any human rights policy must still pass through several committees before final Board approval and roll-out.

We request that the Board of Directors vigorously pursue the development of a comprehensive, verifiable and transparent human rights policy. We do not believe our company's current Human Rights Statement meets these standards. Sustained and growing co-filer endorsements and shareholder votes FOR this resolution indicate wide support among Chevron shareholders.

Therefore, we submit for consideration and action by the shareholders at the annual meeting, this resolution for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We will continue to hold at least $2,000 worth of stock until after the next annual meeting.

As verification that we are beneficial owners of common stock in Chevron Corporation, I enclose a letter from our portfolio custodian attesting to this fact. Ms. Anna Bradley is your contact regarding this resolution. She can be reached by email at: abradley@jesuit.org or by post at the U.S. Jesuit Conference, 1016 16th Street N.W. Suite #400, Washington, DC 20036.

We believe a comprehensive, transparent and verifiable human rights policy will help strengthen Chevron's human rights efforts and protect shareholder value. It will establish Chevron as a leader in human rights with the rewards which accrue to the partner of choice.

Sincerely,

G. Thomas Krettek, SJ

Rev. G. Thomas Krettek, S.J.
Provincial

cc: ICCR filers and staff
Silvia Garrigo, Manager, Global Issues and Policy, Government and Public Affairs

Ad Majorem Dei Gloriam

3400 WEST WISCONSIN AVENUE P.O. BOX 080288 MILWAUKEE, WI 53208.0288
414.937.6949 WISPROV@JESUITSWISPROV.ORG WWW.JESUITSWISPROV.ORG

Human Rights – Develop and Adopt Policy
2010 Chevron Corporation

WHEREAS:

Corporations face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations while operating in countries with weak rule of law, endemic corruption, civil conflict, poor labor and environmental standards. This is particularly true for the extractive sector which has the greatest number and most grievous human rights abuses (John Ruggie, UN Special Representative, Business and Human Rights www.umn.edu/humanrts/business/RuggieReport2006.html).

Chevron operates in over 180 countries, many with critically high rates of human rights allegations including Burma, Democratic Republic of the Congo, Nigeria, Angola and Bangladesh (www.foreignpolicy.com/failedstates). Promising future energy reserves are increasingly found in weak governance zones, which often requires joint ventures with state-controlled national oil companies representing governments with marginal concern for or capacity to protect human rights.

Chevron will benefit from a human rights policy which protects and respects the full range of human rights through the project life cycle and thereby mitigates risks to shareholder value. Chevron's Environmental, Social, Health Impact Assessment process is an exclusively internal review which does not provide shareholders any visibility for how the Company will translate aspirational commitments into specific operational standards which extend to venture partners, suppliers and contractors. Chevron's current Human Rights Statement cannot alone imbed and incentivize human rights guardianship, nor is it comprehensive or verifiable.

Chevron's 2008 *Corporate Responsibility Report* does not include standard Global Reporting Initiative human rights measures for supplier/contractor screening; joint venture agreements; employee training; forced/compulsory labor; and operational impacts on indigenous populations. Meanwhile, RiskMetrics Group, in a study commissioned by the UN Global Compact initiative for business, reports valuation benefits correlate with progressive disclosure of environmental, social and governance issues.
(www.unglobalcompact.org/NewsAndEvents/news_archives/2009_06_18.html)

Dr. Ruggie's recent observation is decisive, "The era of declaratory CSR is over; we've moved into 'prove it' time. Companies need systems for managing the risks of human rights harm the way they have systems for managing all other material risks -- bearing in mind that material here means not only impacts on short-term financial results but also on the rights of individuals and communities, which shape the social sustainability of the enterprise."
(http://198.170.85.29/Ruggie-Why-Companies-Must-Pay-Attention-to-Human-Rights-5-Nov-2009.pdf)

RESOLVED:

Shareholders request the Board to adopt a comprehensive, transparent, verifiable human rights policy and report to shareholders on the plan for implementation by October, 2010.

The report would be prepared at reasonable expense and omitting proprietary information.

SUPPORTING STATEMENT:

Shareholders showed their support for a robust human rights policy through increasing votes FOR this resolution over the past four years (29.10% in 2009).

1. This policy will help preserve shareholder value by avoiding conditions which incite human rights violations and associated shareholder risks. Prevention is more cost efficient than reactively "managing" crises.

2. The policy will establish Chevron's leadership and the rewards which flow to the partner of choice.

3. Chevron's Operational Excellence Management System demonstrates the requirements necessary to fulfill corporate policies. Human Rights require the same attention.